Exhibit 7

Economic and Finance Document

2020

Section III
National Reform Programme

MINISTERO DELL'ECONOMIA E DELLE FINANZE

MINISTERO DELL'ECONOMIA E DELLE FINANZE

Economic and Finance Document 2020

Section III

National Reform Programme

Submitted by Prime Minister
Giuseppe Conte

and Minister of the Economy and Finance
Roberto Gualtieri

Adopted by the Cabinet on 6 July 2020

INTRODUCTION
The epidemic caused by the new Coronavirus (COVID-19) has changed in a sudden and dramatic way the lives of Italian people and the economic outlook of the country. The measures to control the epidemic have led to a significant reduction in the number of new infections and intensive care units admissions. Although the tribute paid in terms of human lives remains significant and painful, it has been possible from early May to gradually restart productive activities and in June the freedom of movement of citizens between regions and European countries has also been restored.
During the most acute phase of the crisis, the Government intervened with measures of large scale and economic-financial scope in order to counter, in the short term, the devastating economic effects of the COVID-19 epidemic and to minimise the long-term damage to the social and economic fabric. Interventions in favour of workers, families, businesses and sectors most affected, as well as to the strengthening of the National Health system and civil protection, implemented through the ‘Cura Italia’, ‘Liquidity’ and ‘Relaunch’ Decrees were of particular importance.
It is absolutely necessary to avoid that the pandemic crisis, taking place in a context of poor economic dynamism of the country, as well as of complex geopolitical changes worldwide, is followed by a phase of economic depression. There is no time to waste, and the considerable resources that the European Union has put in place must be used to the best. It is necessary to provide families and businesses with all the support necessary for sustainable recovery over time and from a social and environmental point of view, by supporting productive investment and carrying out long overdue reforms.
Along with this policy document, the Government has adopted a fourth economic measure aimed at simplifying administrative procedures and the planning and authorisation of public works. The main aim is to remove the obstacles that have slowed down not only public procurement and investment in recent years, but also, more generally, economic growth.
Looking ahead, this National Reform Programme (NRP) sets out the policies that the Government intends to adopt to relaunch growth, innovation, sustainability, social inclusion and territorial cohesion in the new scenario brought by the Coronavirus. The strategy responds to the Country Recommendations approved by the European Council last July and is also inspired by the most recent Annual Sustainable Growth Strategy of the European Commission and the European Green Deal, which is the main European project in the medium and long-term.
In addition, the NRP sets out the essential lines of the Recovery and Resilience Plan that the Government will develop in the light of the Communication of the European Commission of 27 May for the creation of a new European Recovery

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Instrument (Next Generation EU), which will hopefully be approved as soon as possible.
The European Recovery Instrument is an initiative for which the Government has firmly struggled. It represents a major step forward for Europe and an opportunity for our country to relaunch investment and implement reforms that will amplify its effects within a plan of growth and transition to a more environmentally and socially sustainable economy. Over the coming months, the Government will devote all available energies to the construction of this project, drawing on the broad consultation with the country’s economic, social and cultural components during the recent States-General.
The Relaunch Plan and, within it, the Recovery Plan, will be based on a strong increase in investment, a significant increase in expenditures on research, education, innovation and digitalisation, and on reforms aimed at increasing potential growth, competitiveness, equity and social and environmental sustainability. It is not only a question of absorbing the impact of the recession triggered by the pandemic, but of addressing the long-standing structural problems that have inhibited the country’s full and harmonious economic and social development, accelerating the process of modernisation and reducing the social and territorial inequalities which have exacerbated in recent years.
In line with the Green New Deal, which the Italian Government has started to develop at the beginning of its mandate, the actions included in the Recovery Plan will be aimed at increasing the innovation and digitisation of companies as well as the public administration, combating climate change, promoting the energy conversion of the production system, the circular economy and the protection of the environment, supporting stable and quality employment.
Together with increased public investment, the Government’s strategy aims to significantly increase Italian and foreign private investment, including through administrative and tax simplification measures and by encouraging the channelling of large private savings towards productive and long-term investments. Measures will also be taken to revitalise important supply chains and production sectors, such as health and pharmaceuticals, tourism and transport, construction, production, storage and distribution of energy, advanced mechanics and robotics, steel, car and components and the cultural industry.
Policies to increase public and private investment will also be aimed at reducing the growth and well-being gap between the South and the inland areas and the most dynamic part of the country. This is a key issue for pursuing sustainable and inclusive growth at the heart of the government’s strategy.
The tax reform, based on the principle of progressivity, will aim at improving the fairness and efficiency of the tax system by reducing the effective rates on income from labour while, in the meanwhile, increasing firms’ propensity to invest and create wealth and employment. At the same time, environmental taxes and environmentally harmful subsidies will be reviewed in order to boost the ecological transition. In this context, the pursuit of a stable and consistent policy to combat evasion of taxes and social security contributions will play a crucial role in ensuring a better functioning of markets, in addition to a greater equity among households.
In line with the objective of improving the productivity of the entire economic system and increasing its inclusiveness, policies in favour of education and training will be strengthened. Measures will also be put in place to make it easier and more

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INTRODUCTION

attractive for young people to invest in their human capital. In fact, it is essential that the whole of society should return to the opportunity of increasing its levels of well-being, not only economic, in Italy.
It is important to emphasise that these lines of action aimed at strengthening the recovery of the economy, modernising the productive fabric and setting the country’s development path along a track of fairness and sustainability are now made possible by the measures that have been put in place with the essential objective of protecting the incomes of families and workers and preserving productive capacity during the most acute phase of the crisis. In other words, the government’s economic policy response in the various phases of the crisis triggered by the epidemic was the basis on which to build the objectives to be pursued: emergency responses are mutually supportive of the medium-term strategy.
Although the European resources that will become available for economic recovery under the Commission’s proposal are massive, financial compatibility should not be overlooked. The fiscal framework defined in the 2020 Stability Programme, which the Government published at the end of April, indicates a sharp increase in the general government deficit and debt stock. The Government will therefore draw up a strategy for returning from high public debt. This strategy will aim at lasting higher economic growth than in the last two decades, while at the same time achieving adequate budgetary balances.
Supporting growth, combating tax evasion and reviewing and upgrading of public spending will be the pillars of the strategy to improve budgetary balances and to reduce the debt to-GDP ratio over the next decade Their effective capacity to accelerate growth and foster innovation, sustainability and cohesion will be a decisive factor in the assessment of reforms and selection of new priority public interventions. The greater the credibility of the strategy to relaunch potential growth and structural improvement of the budget, the lower the level of government bond yields and the overall effort that the country will have to support over the years.

Roberto Gualtieri

Minister of Economy and Finance

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INDEX
INTRODUCTION	III

I. RESPONSE TO THE CORONAVIRUS EMERGENCY AND THE COUNTRY’S RECOVERY PLAN	1
I.1 Introduction	1
I.2 The country’s relaunch plan	4
I.3 Measures taken for the COVID-19 emergency	20
I.4 Council Recommendations and Sustainable Growth Strategy	33

II. MACROECONOMIC SCENARIO	37
II.1. Macroeconomic scenario	37
II.2 Macroeconomic impact of the Green and Innovation Deal	38

III. REFORM STRATEGY IN PRIORITY AREAS AND IMPLEMENTATION OF SPECIFIC RECOMMENDATIONS (CSR)	43
III.1 Priority 1: sustainable finance, debt reduction and fiscal policies to support growth	44
III.2 Priority 2: labour market, education and skills	51
III.3 Priority 3: social policies, support to families and the fight against poverty	62
III.4 Priority 4: productivity, competitiveness, justice and banking	74
III.5 Priority 5: support for sustainable tangible and intangible investments	92

IV. THE STRUCTURAL FUNDS AND THE SOUTHERN PLAN	107
IV.1 Plan for the South to 2030	107
IV.2 The contribution of the European Structural Funds	110
IV.3 The 2021-2027 programming of the Development and Cohesion Fund	114

V. THE PRIORITES OF THE GOVERNMENT AGENDA AND THE SUSTAINABLE DEVELOPMENT GOALS (SDGs)	117

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I.1 INTRODUCTION
The National Reform Programme 2020 (PNR) is presented after the approval of the Stability Programme 2020 since, in response to the emergency caused by the COVID-19, the Government has decided to focus primarily on measures to support families and businesses, and on the resulting financial needs. It was also considered necessary to have greater visibility on the evolution of the epidemic in Italy and on the subsequent ‘phase two’ of gradual reopening of the economy. It was also important to wait for the outcome of the work within the European Union (EU) in response to the pandemic, whose positive results will have a significant impact on the government’s plans for the recovery phase.
The different timing of the NRP makes it to relate the policies of the Government and the reform initiatives not only to the Country specific recommendations (CSR) of the European Council approved in 2019, but also to the Commission’s proposal for the 2020 Recommendations.
In this document, the Government’s programmes are updated in the light of EU initiatives to respond to the crisis and relaunch the economies of the Member States.
The EU’s response to the pandemic is articulated in several important initiatives. From the point of view of the instruments to cover of the financial costs of massive economic support and recovery measures, the following are particularly important:
•	a new Fund for temporary Support to mitigate Unemployment Risks in Emergency (SURE), with a capacity of 100 billion;
•	the strengthening of the Member States’ guarantees to the European Investment Bank (EIB) to increase the credit provided by the latter, especially for small and medium-sized enterprises (SMEs);
•
The Pandemic Crisis Support line of the European Stability Mechanism, which will be able to finance direct and indirect expenses related to the health emergency for up to 2 percent of the GDP of the applicant countries;

•
The European Commission’s proposal, to be examined by the European Council in the coming weeks, to set the EU budget for the next seven years at 1.1 percent of the EU-27's GNI (1,100 billion at 2018) and to create a package of loans and grants totalling 750 billion (by creating a 'headroom' through the temporary increase of the EU’s own resources ceiling of 0.6 percentage points, from 1.4 percent to 2 percent of the EU’s GNI) called ‘Next Generation EU’ (NGEU), to support the recovery of the european economy through investment and reforms. Disbursements will be mainly concentrated over the next four years, consisting of two thirds of grants and one-third of long-term loans.

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According to the Commission’s proposal, Italy would be the recipient of 20.4 percent of NGEU’s resources.
These measures were flanked by the strong monetary policy action of the European Central Bank through both the Pandemic Emergency Purchase Programme (PEEP), recently extended to June 2021 and increased to 1,350 billion, and the Quantitative Easing (QE) of 20 billion per month with an additional allocation of 120 billion up to the end of the year.
The European Recovery Instrument, NGEU, is an initiative for which the Government has strongly fought. It represents a major step forward for Europe and an opportunity for the country to relaunch investment and implement important reforms within a plan to relaunch and move towards a more environmentally and socially sustainable economy. In the coming months, the Government will devote all available energies to the construction of this project, including through extensive consultation with economic and social forces.
As regards the global response to the COVID-19 pandemic, Italy is actively promoting, particularly within the UN, EU, G20, G7, multilateral coordination mechanisms for an effective health, economic and social response to the crisis, including actions to support fragile countries, starting from the priority areas of the research, development and distribution of a vaccine and preventing and combating food crises caused by communication difficulties in production and distribution chains.
This document is the first step towards the operational definition of the Italian Recovery Plan as part of the country’s overall reform strategy. The following section outlines the main lines of this programme, which will be defined in the coming months to make use of NGEU resources as soon as possible. The third section summarises measures to support employment, incomes, households and businesses already implemented in response to the pandemic and which, in fact, respond to most of the CSR 2020 proposed by the Commission. The fourth section recaps last year’s CSRs, which the Commission considers to be still relevant for the policy response to Italy’s macroeconomic imbalances. The initiatives already implemented or planned for the near future are also summarised. The relevant strategy is then set out in more detail in Chapter III of this document.

FOCUS
The initiatives of the European Union to face the pandemic
Health aid. The Emergency Support Facility (ESI) will make use of 2.7 billion of the EU 2020 budget; 300 million will be earmarked for the European Civil Protection Mechanism, RescEu, for a common reserve of medical equipment. This is to enable the European Commission to: a) provide directly for the purchase or procurement of means of support for the health emergency on behalf of the Member States (MS) and the distribution of medical supplies; b) financially assist and coordinate actions such as transport of medical equipment and patients in cross-border regions; c) support the setting up of field hospitals.
Coronavirus Response Investment Initiative (CRII). Initiative to support the Health System and liquidity for SMEs, with particular reference to the most affected sectors such as transport, tourism and commerce- It provides for the eligibility of all expenditure against the epidemic made from 1 February 2020 to finance the Structural Funds. The resources allocated to the instrument come from cohesion policy funds. The EC waives the reimbursement of approximately 8 billion, of which 800 million for Italy, of unsoent quotas to be used to supplement 29 billion structural financing. The CRII Regulation provides for the

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possibility for the ERDF to also finance working capital in SMEs as a temporary response measure to the health crisis (investment in products and services).
Flexibility in the use of the Structural Funds (CRII+). The possibility of transferring resources between the three cohesion policy funds and between the different categories of regions, as well as temporarily suspending the thematic concentration rule. For the period 2020-2021 the EU can co-finance 100 percent of the cohesion programmes for crisis-related measures.
Liquidity to businesses. The EC Communication of 13 March provides for € 1 billion to be refocused from the European budget to guarantee the European Investment Fund (EIF), with the aim of encouraging banks to provide access to bridge financing to micro-enterprises, SMEs and small mid-caps, up to a level of around € 8 billion.
Fund for the European Aid to the Most Deprived (FEAD). It is dedicated to supporting voluntary activities and can be used to provide food aid and basic material assistance also through electronic vouchers.
Flexibility in the application of the rules of the Stability and Growth Pact. On a proposal from the Commission, on 23 March the ECOFIN authorised Member States to use more budgetary flexibility through the use of the General Escape Clause (GEC) of the Stability and Growth Pact. The use of flexibility under the preventive arm and the corrective arm of the SGP allows Member States to temporarily deviate from the adjustment path towards the medium-term and those in excessive deficit to review the deficit/GDP return path below the 3 percent threshold. Nevertheless, pursuant to the Treaty, on 20 May the EC published Reports under Article 126(3) TFEU on all Member States in addition to Romania (already under an excessive deficit procedure) as their deficits in 2020 are expected to be well above 3 percent of GDP. The EC has not recommended the opening of an excessive deficit procedure for any of the Member States.
Flexibility in the discipline for State Aid.  EU State Aid rules will exceptionally allow Member States to act swiftly and effectively to support businesses, in particular SMEs experiencing economic difficulties as a result of the COVID-19 epidemic. The impact of the crisis is considered to be of such a nature and magnitude as to allow the use of Article 107(3)(b) TFEU (compatibility with the internal market of aid for an important project of common European interest or a serious disturbance in the economy of a State, as well as aid to enterprises for damage caused by exceptional events).On 22 March, the EC approved aid amounting to 50 million for Italy to support the production and supply of medical and personal protection devices. The temporary framework adopted on 18 March was also amended on 3 April and 8 May to extend its scope.
Aid for agriculture and fisheries. At the request of the Italian authorities, the European Commission has extended by one month the deadline for submitting applications from farmers entitled to income support under the Common Agricultural Policy (CAP).At the same time, the use of funds for agriculture and fisheries is made more flexible for cases of temporary suspension or reduction of activities and production.
The European Union Solidarity Fund (EUSF). Created to respond to major natural disasters, its scope has been extended to cover the main public health emergencies (health costs) for 800 million out of 2020.
The European Globalisation Adjustment Fund. The Fund, offering support for job losses as a result of major changes in trade linked to globalisation, can be mobilised to support dismissed workers and the self-employed in the current pandemic context.
Resources to support research. As of 31 March, 18 research projects, diagnosis and treatments focused on Coronavirus have been funded, involving several research groups in Europe, with a budget of 48.5 million from the Horizon 2020 Fund, the European Research and Development Programme. In addition, public and private resources of 90 million were activated for the medical innovation initiative (IMI) with the pharmaceutical industry and up to 80 million for the development and production of a vaccine.

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Initiatives of the European Investment Bank (EIB). The EIB Group has launched a programme to support the real economy in order to unlock up to 40 billion in loans for SMEs and mid-caps in the form of overdraft concessions, credit lines, bridge loans and business loans for operational needs. Additional 5 billion funding is expected to be made available for investments in the health sector, emergency infrastructure and development of treatments and vaccines. In addition, the creation of a 25 billion European COVID-19 Guarantee Fund was approved to boost credit to European companies up to 200 billion, with a focus on SMEs. The Guarantee Fund will be set up using the Partnership Platform for Funds (PPF), which is active when a group of Member States accounting for at least 60 percent of the EIB’s capital will have made the necessary guarantees.
Sure (Support to mitigate Unemployment Risks in Emergency). On 2 April 2020 the EC proposed the establishment of an instrument to mitigate the risk of unemployment, called SURE. The negotiations concluded on 19 May with the approval of the Regulation by the European Council. By issuing Community bonds, SURE will provide loans on favourable terms, amounting to a total of approximately 100 billion, to Member States which, as a result of the pandemic, need to finance the increased burdens associated with the establishment and/or extension of schemes to reduce working hours for employees, as well as similar measures for self-employed workers and health measures linked to the workplace. The issue will be supported by 25 billion guarantees provided by the Member States in relation to their weight on the Union’s GDP.
Pandemic Crisis Support of the ESM. On 9 April, the Eurogroup proposed[1] the establishment of an instrument called Pandemic Crisis Support, which was subsequently adopted at the European Council meeting on 23 April. It is based on a line of credit from the European Stability Mechanism aimed at covering the direct and indirect health, care and prevention costs related to COVID-19. Each country can borrow up to 2 percent of the GDP of 2019 (almost 36 billion for Italy). Cross-compliance is limited to the documentation of direct and indirect health costs, which must be detailed in a specific plan for each requesting country (Pandemic Response Plan).
New EU Budget and the European Recovery Instrument (‘Next Generation EU’). On 27 May, the EC presented a proposal for the new Multiannual Financial Framework (MFF) for the period 2021-2027 with a budget of around 1,100 billion at 2018 values. The EC has also presented the proposal for a European Recovery Facility, which to be endowed with 750 billion (see Focus below).

I.2 THE COUNTRY’S RELAUNCH PLAN
Over the past three months, the Government has repeatedly intervened with unprecedented measures to counter the devastating economic effects of the COVID-19 epidemic. Of particular importance were the interventions in favour of workers, families, businesses and sectors more impacted, as well as to the strengthening of the National Health System and Civil Protection, implemented through the decrees ‘Cura Italia’, Liquidity and Relaunch. The Government is now launching a further measure, which will intervene in areas where a new extension of budgetary resources seems necessary, in particular to support social safety nets and local and regional authorities.
With regard to the country’s recovery policies, on 12 June the Committee of Experts in economic and social matters coordinated by the Engineer Vittorio Colao

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1 Https://www.consilium.europa.eu/it/press/press-releases/2020/04/09/report-on-the-comprehensive-economic-policy-response-to-the-covid-19-pandemic/

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presented to the Government a comprehensive report entitled ‘Initiatives for the Relaunch – Italy 2020-2022’, accompanied by 102 fact sheets. Then, from 13 to 20 June a wide consultation was held with all stakeholders in the so-called States-General, which have brought multiple stimulus and content to the drafting of the Government’s Relaunch Plan.
The Relaunch Plan is based on a broad and balanced analysis of the country’s strengths and delays in the context of the unprecedented crisis caused by the pandemic.
The Plan is built around three strategic lines:
1. Modernisation of the Country.
2. Ecologic Transition.
3. Social and territorial inclusion, gender equality.
Modernising the country means, first, having an efficient, digitalized, well-organised and un-burocratised Public Administration, genuinely at the service of the citizen. Modernising the country also means creating an environment conducive to innovation, promoting research and making the best use of available technologies to increase the productivity of the economy and the quality of daily life. Modernising along this path is also a precondition and at the same time a support for what we consider to be the second pillar of the plan, namely the ecological transition.
The ecological transition should be the basis for the new global development model. It will be necessary, firstly, to drastically reduce climate-changing gas emissions in line with the objectives of the European Green Deal, secondly, to improve the energy efficiency of the economy and air quality in urban centres and to clean up inland and marine waters. We will also have to invest in the ‘beauty’ of the country, starting with an increase in urban green areas and reforestation. Ecological reconversion can and must also be an area of new competitiveness for a large part of our production system, allowing for greater harmony with nature, even in the context of a society with a strong industrial vocation.
Social inclusion means reducing inequalities and poverty, improving education and knowledge of digital tools, achieving a better quality of life in urban centres and suburbs, and reducing the gap between North and South. Improving inclusion also requires strengthening the health system, severely affected by the pandemic, in order to protect the health of all.
The achievement of gender equality requires action on the multiple dimensions of discrimination against women, which primarily concern participation in the labour market, segregation and quality of work, access to financial resources, inequalities between women and men in allocating time for caring, domestic work and social activities, and gender equality in decision-making positions at political, economic and social level.
The three strategic lines will be implemented through nine policy guidelines:
1) A fully digital country.
2) A country with safe and efficient infrastructure.
3) A greener and more sustainable country.
4) A more competitive and resilient economic fabric

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5) An integrated support scheme for productive sectors.
6) A Public Administration at the service of citizens and businesses.
7) Investing more in research and training.
8) A fairer and more inclusive Italy.
9) A more modern and efficient legal system.
The main contents of the Relaunch Plan have been illustrated by the Government during the General States and will subsequently be the subject of a complete draft that will also incorporate the responses to the new Recommendations of the European Council and will merge into the National Reform Programme next year.
Administrative simplification and unlocking of public works
The first step towards implementing the Relaunch Plan will be to simplify administrative procedures for planning, designing and authorising public works and logistics activities. The main purpose of the measure under preparation will be to remove the obstacles that have slowed down not only public procurement and investment in recent years, but also private initiatives and investment and, more generally, economic growth.
Without prejudice to the fight against corruption, which remains an objective of the Government, it will accelerate the beginning of public works already financed and in the advanced stage of planning and the completion of those under implementation. The procedures and authorisations will be streamlined, without compromising the protection of cultural heritage and the landscape, both as regards public works and private initiatives. The crime of ‘abuse of office’ and the fiscal liabilities of the directors will be punctually circumscribed. Rules and incentives will be introduced with a view to focusing on results, improving the quality of the performance and of public services. The aim is to achieve a cultural revolution in public administrations at all levels of government, keeping all the guarantees of legality of the action by the PA, but also giving to the public officials precise parameters of reference as regard accounting responsibility. In this way the principle of the Public Administration’s own discretion will be enhanced, aimed at the pursuit of the collective interest, ensuring the necessary speed in the decisions.
In addition, the coordination of public investment projects will be improved by supporting the design and implementation capacity of local and regional administrations, including through the implementation of a pre-existing initiative to set-up a dedicated support unit. The already launched rejuvenation process of public administrations will be selectively oriented towards the priority coverage of the technical, IT and managerial skills shortages, based on a rigorous survey of needs.
Simplifications will include measures of a cyclical and structural nature to streamline the rules governing public procurement in order to improve the quality of design and procurement, as well as the capacity of contracting stations that might have greater flexibility, also in line with the European framework.

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The Recovery Plan and the relaunch of public investment
In parallel with the administrative simplification and unlocking of public works, the Government will draw up the Recovery and Resilience Programme (Recovery Plan) to be presented to the European Commission for the activation of the NGEU. In its Regulation’s proposal, the Commission set a deadline for the delivery of Member States’ Recovery Plans in April 2021, when the new National Reform Programmes are presented. The Government, in view of the importance of the new instrument for the Italian economy, intends to publish its Recovery Plan already in September, together with the Update Note to the Economy and Finance Document (NADEF), and to forward it to the European Commission on the deadline of mid-October for the Draft Budgetary Plan.
The priority objective of the Recovery Plan will be to significantly increase public investment. The latter rose from a minimum of 2.1 percent of GDP in 2017 and 2018, to 2.3 percent in 2019. Macroeconomic trend scenario forecasts show in the 2020 EFD a further increase in ratio of public investment to GDP of 2.5 percent in 2020 and 2.6 percent in 2021. The expected increase for 2020-2021 is due not only to the sharp decline in nominal GDP linked to the pandemic, but also to the increase in multiannual funding provided for in the Budget Law for 2020.
This includes the Central Administration Investment Fund (20.8 billion from 2020 to 2034), the Green New Deal Fund (4.24 billion for the period 2020-2023) and the Fund for relaunching investments for the sustainable and infrastructural development of municipalities (4 billion from 2025 to 2034).These funds include, among others, contributions to municipalities for investments in urban regeneration projects (8.5 billion in 2021-2034) and for building and land security (8.8 billion in 2021-2034), grants to the Provinces and metropolitan cities for the safety of schools (approximately 3.1 billion in 2020-2034), road maintenance (4.1 billion in 2019-2033), and to the Regions (approximately € 3.3 billion in 2021-2034) for road transport, safety and development of rapid mass transport systems. By adding support from the NGEU to these funds, and in particular in its grant component, it will be possible over the next four years to increase the level of public investment by at least one percentage point in relation to GDP compared to 2019.

FOCUS
The Commission’s proposal for the 2021-2027 budget and the Recovery Facility
A new EU budget. On 27 May, the European Commission (EC) published a Communication on the new Multiannual Financial Framework (MFF) for the period 2021-2027, with a budget of 1,100 billion (at constant prices 2018).
European Recovery Instrument (‘Next Generation EU’). The EC also presented its proposal for Next Generation EU (NGEU). The funds for NGEU, a total of 750 billion, are added to those of the MFF 2021-2027 and will be raised in the financial markets while increasing the own resources ceiling to 2 percent of the EU’s gross national income. Funds raised and disbursed as grants will have to be reimbursed through future EU budgets, not before 2028 and no later than 2058, including through new own resources. NGEU’s resources will be divided into three pillars, through 500 billion of grants and 250 billion of loans to Member States.
The first pillar concerns support to Member States for the implementation of investments and reforms and is divided into the following components:
A new European Recovery and Resilience Facility (ERRF), with resources of EUR 560 billion distributed in 310 grants and 250 of targeted loans, through the implementation of national Recovery and Resilience Plans by Member States defined in line with the

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objectives of the European Semester, to support the implementation of reforms and public investment for the recovery, including for the green and digital transition.
•        The new ReactEU instrument, with a budget of € 55 billion, provides additional funding between 2020 and 2022 for the current Cohesion Programmes and the Fund for European Aid to the Most Deprived (FEAD). Aimed at supporting cohesion interventions, it focuses on measures to support employment for the most affected categories of workers and on the liquidity and solvency of SMEs. Such EU funds will not require any national co-financing.
•        Additional funds to support the green transition through the enhancement of the Just Transition Fund (up to 40 billion) and the European Agricultural Fund for Rural Development (with additional 15 billion). Cohesion programmes will also be strengthened.
The second pillar concerns the relaunch of the EU economy by encouraging private investment and includes:
•         A new Solvency Support Instrument (SSI) that will mobilise private resources to provide urgent support to businesses in difficulty due to COVID-19 but otherwise healthy. The SSI will follow the European Fund for Strategic Investments (EFSI) scheme. It can be operational as early as 2020 and will have a budget of 31 billion, which will be put as a guarantee to activate 300 billion investments. The guarantees will enable the EIB Group to support investments from private investment vehicles and national investment promotion institutions. The investment companies will have to be originally and currently based in the EU, be in difficulty in finding financial resources but have achieved good results before the pandemic.
•          Strengthening of InvestEU, with an additional budget of 15.3 billion, and a new strategic investment fund, created within InvestEU, to unlock 150 billion of investment through a budget of 15 billion to strengthen the resilience of strategic sectors, in particular those related to the green and digital transition, and key value chains in the internal market. To do so, the EU budget will provide guarantees for the financing of investment projects through the EIB Group.
The third pillar focuses on the lessons of the crisis and Europe’s strategic challenges. Health challenges are put at the centre with additional tools:
•         EU4Health, a new health programme to strengthen health security and prepare for future health crises, with a budget of 9.4 billion, pursuing the One Health approach.
•         The strengthening of RescEu, the Civil Protection Union Mechanism, which will be expanded and strengthened by funding a total budget of 3.1 billion in order to equip the Union for future crises and enable it to respond to them.
•       Increased allocations of other existing programmes, including Horizon Europe (support for health and climate research and innovation), Neighbourhood, Development and International Cooperation Instrument and the Humanitarian Aid Instrument to support EU partners in the Balkans and the neighbourhood as well as the most vulnerable nations.

Recovery Instrument: timing and allocative criteria
The Regulation proposal for the European Recovery and Resilience Facility (ERRF) provides that at least 60 percent of the amount available for grants shall be committed by 31 December 2022 and, for the remaining quota, by 31 December 2024. In addition to the non-refundable support, Member States will have the opportunity to apply for a loan to finance further reforms and investments. The loan application may be filed together with the Recovery and Resilience Plan or at a later point in time to accompany the revised plan.
The Recovery Plan, which the Member State submits to the Commission by 30 April of each year as an annex to the National Reform Programme (NRP), will have to define the public reform and investment programme for the next four years. In order to ensure a rapid implementation of the Recovery Plan, the Commission suggests the submission of a draft

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together with the Draft Budgetary Plan for the following year, by 15 October of the previous year, indicating the measures to be financed.
Member States may receive a financial contribution in the form of non-refundable grant. The maximum amount per country will be determined based on a pre-defined allocation key, which takes into account (Annex I to the proposed Regulation, which is currently being negotiated): population, inverse of GDP per capita and unemployment rate. The financial envelope for the non-refundable support of the ERRF will be made available until 31 December 2022 following the presentation of the NRRPs. For the period from 31 December 2022 to 31 December 2024, if financial resources are available, the Commission will be able to envisage new calls in line with the European Semester timetable.
After reaching the agreed intermediate and final targets set out in the NRRP, the Member State concerned shall submit to the Commission a duly substantiated request for the payment of the financial contribution and the share of the loan. Such requests may be submitted every six months. Within two months of receipt, the Commission shall assess whether the relevant intermediate targets have been satisfactorily achieved and, in the event of a positive assessment, adopt a decision authorising the payment in accordance with the Financial Regulation (Article 19(3)).
In addition to the administrative expenditure under Heading 7 of the Multiannual Financial Framework, those proposed in relation to the ERRF will be covered by 267,955 million in loans and 334,950 million in contributions (grant). Up to 42 million of this amount may be earmarked for administrative expenditure. The table below shows the indicative breakdown of expenditure years (€ million, at current prices):

TABLE R1: ALLOCATION OF RESOURCES OF THE EUROPEAN RECOVERY AND RESILIENCE FACILITY (MILLIONS OF EURO AT CURRENT VALUES)
Recovery and Resilience Facility		2021	2022	2023	2024	2025	2026	2027	Subsequent years	TOTAL
Operational appropriations
Loans	Signed Agreements	132,651	135,304	—	—	—	—	—	—	267,955
	Loan instalments	39,795	73,754	66,989	60,356	27,061	—	—	—	267,955
Subsidies	Commitments	131,580	134,211	34,228	34,913	6	6	6	—	334,950
	Payments	19,742	53,030	78,163	86,953	59,129	25,744	10,444	1,745	334,950
Appropriations for administrative expenditure6		6	6	6	6	6	6		—	42
Source: European Commission, Proposal for a Regulation for Recovery and Resilience Facility, 28 May 2020.

Finally, table R2 shows how Next Generation EU will fit into the EU budget. The Commission’s objective is to establish a reinforced multiannual financial framework for 2021-2027 to enable the Union to emerge from the crisis and to embark on a long-term recovery path, providing funding that is essential for immediate needs and for long-term investment in the green and digital transition.

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TABLE R2: MULTIANNUAL FINANCIAL FRAMEWORK (MFF) AND RECOVERY AND RESILIENCE FACILIY FUNDS (MILLION EUROS)[1]
	MFF 2021-2027 (May 2020)	Of which in the framework of Next Generation EU
Total MFF (billion euros, prices 2018)	1,850	750
1. Single Market, Innovation and Digital	211	70
Horizon Europe programme	94	14
InvestEU Fund within the Union Recovery Plan	32	30
Investing in Europe’s economic recovery	15	15
Strategic Investments Fund (additional resources)	15	15
EU Solvency Instrument under the EFSI	26	26
2.Cohesion	985	610
Cohesion policy	373	50
European Recovery and Resilience Facility (NGEU)	561	560
Of which: loans	250	250
Of which: contributions	310	310
3.Natural resources and environment	402	45
Common agricultural policy	348	15
Just Transition Fund	40	30
4.Immigration and border management	31	—
5.Resilience, Security and Defense	29	10
Civil Protection Mechanism (RescEu)	3	2
Health	9	8
6.Proximity and World	118	16
Proximity, Development and International Cooperation	86	11
Humanitarian aid	15	5
7.European Public Administration	75	—
Source: European Commission, Communication on the EU Budget in support of the European Recovery Plan, 27 May 2020.
(1) Rounded figures to the first decimal place

A first area of strengthening of public investment will cover communication infrastructures and in particular the renewal and development of telecommunications and transport infrastructures (5G and fiber optic, distributed data centers for edge cloud computing, railways, roads, bridges, airports, ports and intermodality), extending the high-speed rail network to the whole country, in particular to the Southern Regions (Calabria, Basilicata, Apulia and Sicily) within a smart mobility plan. In addition, it will contribute to the shift to low-emission vehicles in road transport.
As for telecommunications, implementation of the Broad Band Plan aims to accelerate the development of worksites in the so-called white areas. Phase II of the Plan will focus on supporting demand for the activation of ultrafast services in all areas of the country and on the deployment of ultra-wide band infrastructure in the so-called technological failure grey areas. So far more than 1.3 billion works have been contracted since the adoption of the ultra-wide band strategic plan, the progress of which is around 40 percent; there is therefore the need and space to accelerate.
The Government also intends to strengthen policies to support the rapid development of the 5G network, which has already materialised in initiatives such as the Technology Houses, research and experimentation projects together with the allocation of a network of local data centres for cloud computing.

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Access to Internet resources is now i) a universal right which should be ensured for all, households and businesses, ii) a key factor in the competitiveness of the productive system, iii) the tool to overcome isolation and depopulation of inland areas, iv) a condition for ensuring all the right to information, education and work, and also v) the enabling factor (through the Internet of Things) of extraordinary progress in protecting citizens’ safety, prevention of diseases as well as of environmental and catastrophe risks.
A connected, secure and sustainable Italy means providing the Country with an integrated and resilient system of transport infrastructure and services capable of boosting the competitiveness of businesses, cities and territories, by i) increasing the quality of citizens’ life, ii) reducing the gap between the areas of the country and social categories, iii) adapting large infrastructure to the needs of the future and climate change and iv) focusing on decarbonisation, the circular economy, efficiency and the rational and equitable use of natural resources, the containment of the consumption of soil and the landscape protection.
A new, modern and resilient logistics system - capable of providing services that are highly efficient and able to support and increase the presence of productive and commercial activities in the Country system - is essential for the recovery and for the national and international competitiveness of businesses and territories, including through the gradual upgrading of the four TEN-T corridors covering the national territory and extending to the Adriatic.
The rail infrastructure will aim at a progressive extension of the system in the context of integration with the existing network. The AV rail service system will be extended to the whole Country by a wise use of conventional and dedicated routes, possibly complemented by existing infrastructure upgrading of the existing network, or even, where necessary, by the introduction of variants and additional sections. A concrete target can be to ensure that all major urban areas in Italy will be linked to Rome at times no longer than those currently guaranteed by the AV system on its stretch of length.
A key component will be integration with the National Strategy of Regional Rail Services by strengthening their capacity to feed the new network. The renewal of the regional railway rolling stock will be completed and intercity trains will be renewed quickly.
The Government has drawn up an ambitious National Transport and Logistics Plan, as defined in the Annex ‘#Italiaveloce Resilient Italy projects the future: transport, logistics and infrastructure strategies’, based on needs analysis and a rigorous assessment of public investment.
Overall, for each transport mode and for infrastructure operations classified as ‘priority’ by this plan, the residual resource needs (compared to the already funded share) amounts to approximately € 65 billion on a total economic value of around € 197 billion of investments. These include ‘fast track’ investments or those with prevailing available resources, which are expected to benefit the productive, economic, social and transport system as soon as possible (i.e. in terms of streamlining and of intervention speed) following to the COVID-19 health emergency with an amount of € 95 billion of which € 77 billion is already available.
In addition, the Government has already allocated a total of € 3.7 billion for urban mobility, the completion of metropolitan lines and the implementation of new tram and trolleybus lines throughout the Country, while € 1.3 billion will be allocated in the coming months

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Energy and water infrastructure will be another area of the Investment Plan. As regards energy production, the closure of coal-fired power plants will be carried out and the share of needs from renewable sources will be increased in line with the ‘EU 2030’ emission reduction targets. In parallel, in order to ensure network security and the flexibility required by the system, a strong integration of electricity and gas infrastructure will be required, including exploring possible technological ‘power to gas’ solutions, in particular by using hydrogen. The hydrogen carrier shall be exploited to reduce overall emissions, (where possible) also with reference to non-electrical consumption. Energy transport and storage infrastructure will be modernised by expanding grids and boosting gas distribution.
Water infrastructure for the diversion, transport and distribution of water will be made more efficient and resilient in order to ensure the safety of large water infrastructures, reduce leakage from networks and provide safe and adequate water supply to all regions for the several use types (i.e. civil, agricultural, industrial and energy uses). Investments in wastewater treatment will also be increased, with the aim of significantly improving the quality of watercourses, lakes and seas.
In the case of water networks, which are particularly deficient in the South, a highly industrial capacity company, which will be set up, will be able to trigger the necessary investments in the large water supply and in the aqueduct network located in the water catchment area of the Southern Apennines.
Further areas of increased investment will be the recycling and mitigation of hydrogeological and seismic risks, including public buildings. The investment plan will also support the protection of the environment as well as the development and the care of green urban areas and reforestation.
The Government also intends to increase investment in the digitisation of Public Administration and education. Educational infrastructure will be digitally modernised and made more efficient and safer under both the energy and the seismic profile.
Advanced telecommunication networks and the digitalisation of Public Administrations will increase the productivity of remote work, while improving the quality of services provided to citizens. The efficient use of remote work, the modernisation of transport networks and the opportunities offered by digitalisation for learning, entertainment as well as remote prevention and health care, will help to decongest urban centres and repopulate smaller centres and rural areas.
Research and education
In addition to public investment, the Government will use the resources of the NGEU plan to increase spending on education and research and development (R&D). The Italian secondary and tertiary education levels are below the EU average. Public expenditure on education in Italy (4.0 percent of GDP in 2018 according to Eurostat data) is below the EU-27 average (4.6 percent). The gap is particularly high in the tertiary education component (0.3 percent against 0.8 percent of GDP, respectively). Similarly, Country’s overall expenditure on public and private R&D (1.35 percent of GDP in 2017) is below the EU average (2.06 percent of GDP). The public component (0.17 percent of GDP) is only marginally below the EU average but is significantly lower than in Germany and France (0.41 and 0.28 percent of GDP, respectively).

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Public expenditure on research and education, in particular tertiary education, will be increased, in order to bridge the spending gap as a share of GDP compared to the EU-27 average and to overcome this latter level over the programme horizon. The increased expenditure on R&D will also be dedicated to funding research projects pursuing environmental sustainability and digitalisation objectives and, at the same time, exerting an important impact on productivity growth.
Boosting private investment
The remaining resources of the NGEU will be used to stimulate higher level of private investment, focusing on specific components of the ‘tool’ such as ‘InvestEU’, the ‘Solvency Support Instrument’ and the ‘Just Transition Fund’.
Industrial policy initiatives will be connected with European policies and instruments, in particular the recently proposed Industrial Strategy for Europe, proposed by the European Commission2 and the Important Projects of Common European Interest (IPCEIs), which can be activated on strategic value chains as identified by the European Commission. Moreover, they can well be linked to projects of competitive strengthening and technological modernisation in many relevant our Country’s supply chains.
With the recent Decree Law No. 34/2020 (‘Recovery Decree’), the Government has put in place a comprehensive package of measures to support companies, including compensations, collaterals to promote access to credit and instruments to encourage recapitalisation and direct capital injections. The incentives for private investment for energy efficiency (eco-bonus) and seismic requalification (earthquake-bonus) for residential buildings, as well as for the installation of photovoltaic plants, energy storage systems and charging points of electric vehicles have also been strongly increased.
The incentives for the adoption of 4.0 Technology, which are still in force in the form of a tax credit, will be strengthened and further extended. Some analyses of the effects of the Hyper-depreciation scheme show that in recent years the incentive has been effective in supporting firms’ technological transformation and that beneficiary firms have increased their number of employees significantly more than other ones.
Several measures have also been introduced to reduce the dependence of firms on bank financing and to rebalance the capital and debt ratio. These include the recent strengthening of tax incentives provided for the Individual Saving Plans (PIR), which are also been enlarged in terms of eligible investment opportunities, in order to channel private savings into debt and capital instruments issued by (even non-listed) firms carrying-out productive activities in Italy. The Allowance for Corporate Equity (ACE) has also been reintroduced to support corporate capitalisation.
Further decision in this direction will be needed with actions to modernise business finance and to improve the allocation and productivity of invested capital. There are many areas to act on, through both regulatory and fiscal incentive measures. The capital consolidation of Italian firms should be further promoted and the involvement of institutional investors in supporting the real economy of the

__
2 A new Industrial Strategy for Europe, European Commission, 10 March 2020.

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Country should be increased, as well as greater opportunities for investment through several instruments (such as ELTIF and FIA) should be provided by enhancing the competitiveness of our regulatory system on funds and SGR. Finally, specific measures are needed to support companies’ extraordinary merger-, acquisition- and bundling operations in increasing their size. This will encourage the transfer or reorganisation of activities carried out abroad to Italy - also in line with reshoring processes, attraction of foreign investment, reorganisation of value chains and strengthening of supply chains.
The whole system of incentives for company investment, innovation and capitalisation will be reviewed in order to provide a predictable and attractive regulatory framework. The adoption of 4.0 Technologies and the digitalisation of the production system constitute essential developments, in order to increase its competitiveness and strengthen its ‘digital defences’ in many sectors and supply chains. The Government intends to strengthen, in particular, the benefits linked to the 4.0 Transition programme, also to strengthen the international investment attraction, both stabilising them over a period of at least three years and increasing the support rates of the tax credit in the context of strong activation of private resources, especially for higher innovation-content and risky uses (i.e. supercomputing, artificial intelligence, cybersecurity, blockchain and FinTech).
Macro sectoral policies in the Recovery Plan
The Recovery Plan will also have a macro-sectoral dimension. It will be aimed to revive and develop particularly relevant sectors and supply chains in terms of value added and employment, as well as in terms of growth prospects and importance for the Country’s economic and strategic security and citizens’ well-being.
The first area is the health sector. The Government intends to implement the measures supporting of the National Health Service (SSN) adopted with the recent measures (as set out in the next paragraph) through a medium- to long-term investment organisational and industrial investment plan. The objective for the NHS will be to improve the care quality, the reception capacity of hospitals including intensive care beds, the timeliness of the response to emerging infectious high-morbidity and high-mortality diseases, as well as other health emergencies. The staffing of the SSN will be increased and access to specialist training will be granted. We will invest in the digitisation of medical care for citizens, promoting the deployment of the electronic health records (eHealth) and telemedicine systems. A specific investment will be promptly started on chronic and home-based care to overcome the current shortcomings of the system of Elderly Residential Care Homes (RSA) requiring a substantial restructuring.
In its recent proposal for the 2020-2021 Country-Specific Recommendations, the European Commission invites Italy to strengthen the resilience and the ability of the health system for healthcare professionals, the provision of essential medical products and infrastructure, as well as an improved coordination between National and Regional Authorities. Therefore, the Commission stresses the need for increased investment in human resources and infrastructure to ensure continuity in the provision of accessible care services, by giving priority to policies aimed at removing obstacles to the training, recruitment and maintenance of health workers. The

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Commission also notes that fragmentation in the governance of the Health System and coordination between Central and Regional Governments has slowed down the implementation of some containment measures.
The Government will not shy away from the challenge of improving the organisation and coordination between the Central State and the Regions. As mentioned above, investments will be made in the improvement of health infrastructure. The training will receive more resources and an interdisciplinary and cross-sectoral approach will be favoured, where possible. A vision of ‘One Health’, including human medicine, veterinary medicine and environmental protection, will also need to be adopted. The veterinary sector will be strengthened and professional interaction between doctors and veterinarians will improve, recalling that more than 75 percent of human infectious diseases are derived from animals and, as things stand, more than 90 percent of emerging infectious diseases have such origin.
In line with the considerable effort required to relaunch and modernise health, the initiatives taken by the European Union provide funding options for the health response to the pandemic, which the Government will assess in the light of merit and financial impact considerations.
At the industrial policy level, action will be taken to strengthen the whole health sector from the pharmaceutical industry to medical devices. As well known, the Italian industry is characterised by high specialisation in pharmaceuticals and a more diverse presence in medical devices. Health policies will also be calibrated on the basis of their impact on the industrial structure (in terms of both employment and production) and the ability to attract investment. The efficiency of different health technologies will also be assessed on the basis of the impact on the care pathways (dynamic efficiency, not just a static cost comparison), closer than in the past to an investment rationale. In resource programming, information from public databases (i.e. shelters, medicines and outpatient services) can be used to build predictive models that enable a more efficient allocation of resources and investment where the needs are higher, by exploiting as much as possible positive spill-over effects on the national economy.
The allocation of more resources to medical research and to the promotion of existing research networks (i.e. in cardiology, oncology, infectious diseases and intensive care) will increase the Country’s reliance on pharmaceutical and medical companies as well as European and international research funds. In order to promote clinical studies, more efficient and faster procedures for the planning and execution of studies will be introduced, also thanks to the legislative improvements adopted during the COVID-19 emergency. The Country will also invest in the creation excellence health centres networks throughout Italy. The provisions concerning the conflict of interests of the investigators and their collaborators, which penalises investments in Italy, will be amended. Partial remodelling of the NHS’s pharmaceutical expenditure ceilings, without prejudice to the overall amount, will allow for a more rational balance and main actors’ greater accountability.

The modernisation of the Country’s infrastructure will also support the revitalisation of tourism, a key sector for the Italian economy and strongly affected by the pandemic. The following infrastructural and environmental objectives would

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further increase our Country’s attractiveness for foreign and Italian tourists: i) fast and reliable, fully integrated transport which are based on modern infrastructure, in particular by strengthening Country’s AV in the South, as well as functional and attractive transport from an architectural perspective; ii) advanced telecommunications; iii) ease of access to information; iv) quality of the environment and cleaning of the sea. Further specific support measures for the tourism sector will aim at sustaining the upgrading of the Country’s accommodation structures and the growth of tourism operators and businesses in the hotel sector.
A dedicated plan will focus on enhancing the value of cultural heritage, the landscape and villages, and attracting tourists to less well known but equally attractive areas of the Country. The Government will support i) the restructuring and reorganisation of museums, ii) the enhancement of monuments and archaeological sites and iii) the protection and restoration of public and private cultural heritage. Increased investment resources could be mobilised through national programmes under the ‘InvestEU’ Program, involving private investors but with a strong steering role from the Government. To achieve these objectives, the fragmentation of the management of cultural and archaeological heritage should also be reduced.
Other key areas for the revitalisation of the Country are culture and entertainment. Cultural enterprises are of major economic, employment and social importance. They can contribute to the implementation of other services supply chains throughout the Country and to nurture widespread production cultures, innovative start-ups and new business plans. The response to the pandemic has increased the resources allocated to publishing, music, cinema and entertainment. An emergency fund, including capital grants, has taken place. Capital resources may be reinforced for the support of active enterprises and to avoid the weakening of the production system, for example in the cinematographic and audio-visual sector. The tools proposed by the European Commission within the NGEU framework would be very useful to support this effort during the emergency period and the subsequent recovery phase. For example, the ‘Insolvency Support Instrument’ would support the recapitalisation of firms temporarily in difficulty as a result of COVID-19 but with good prospects for growth, enhancing their size and competitiveness, as well as possible aggregation processes.

The unprecedented recessive phase of the last three months has aggravated the effects of technological and regulatory changes in key industrial sectors such as automotive, automotive components, instrumental machinery, steel and energy production, by accelerating their transformation. In line with the guidelines and regulations of the European Union, the Government will support and accompany the transition of the automotive industry towards sustainable and connected mobility through a set of incentives and regulations (which are, to a large extent, already established at EU level). The existing incentives for zero- and low-emission vehicles and the scrapping of the oldest and pollutant cars will be maintained. Support to the research and the first industrialisation in alternative powertrains, batteries and other components for low-emission and electric vehicles will be enhanced, by relying also on the already mentioned IPCEI projects. Infrastructure policy will include the rapid development of a network of charging points for electric propulsion cars.

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As for the steel industry, in 2020 Italy’s Country Report the European Commission identified the ILVA facility in Taranto as the main candidate at national level to use the ‘Just Transition Mechanism’ and the ‘Green Deal’, which has now been increased in terms of resources from the ‘Recovery Facility’. In view of the strategic nature of national steel production, it is necessary to establish a business plan for the steel sector, in order to preserve current employment levels and to meet domestic demand for essential supply chains such as automotive, domestic appliances and shipbuilding. As a result, the production of the whole sector and the gradual, sustainable and decarbonised transformation of the steel facility in Taranto is one of the key projects on which the Government will work in coordination with the involved firms.

The shipbuilding industry and its supply chain are essential for the national economy in terms of the production impact on the national territory, the expansion capacity in foreign markets and its direct support for the sustainable development of the marine economy. It will be crucial to foster and promote public and private investment to ensure technological innovation, the securing of production facilities and their enhancement in order to strengthen the global competitiveness of the national shipbuilding industry.
In relation to the promotion of sustainable mobility through the replacement of vehicles with alternative vehicles, it will be essential to develop industrial production carried out in Italy.

Construction is another key area to revive the economy, by strengthening at the same time policies to fight against illegal building and land use. Incentives for energy and anti-seismic renovations and the ‘Façade bonus’ have already been mentioned. In connection with the gradual recovery of the sector, the development of the buildings heritage of the whole Public Administration can play an important role in driving the construction sector, increasing its output and employment and, therefore, the overall growth of the economy. In this respect, the buildings used by the Central State will also be subject to a broad plan of increasing energy efficiency and undergo a seismic revision, contributing to the revival of the construction sector. The exploitation of underutilised or abandoned areas and buildings and the more efficient use of working space can, in the context of careful planning and proper incentives, give rise to local social development projects and to the release of resources for investment while respecting the financial equilibrium.
Reforms to accompany the recovery strategy
Increasing public investment and strengthening incentives for private investment will be accompanied by reforms to strengthen the competitiveness of the economy and improve equity, social inclusion and environmental sustainability.
The administration of justice will be modernised and made more efficient. The length of civil and criminal proceedings, although decreased in recent years, is still too long. Therefore, it will have to be significantly reduced through the adoption of procedural and regulatory reform measures, accompanied by the necessary measures to strengthen and adjust staff resources, as well as instrumental and technological equipment. Multifunctional structures (i.e. ‘judicial centres’) will

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be put in place by adequately meeting the current and emerging security and functional needs, also in relation to the continuing health and social emergency context. These needs will be delivered as a matter of priority through financial and enforceable procedures, with greater efficiency and simplification. Provision will be made for the planning of judicial buildings, in the framework of successful institutional interactions, to improve the adequacy of buildings, in particular in the field of seismic and fire safety, and to promote the adoption of energy efficiency criteria.
Legal certainty and predictability of judicial decisions will be better ensured through the necessary legislative, procedural and organisational innovations. The improvement of justice service quality will necessarily have to cover the prison system and the execution of the sentence, with the adoption of innovation and modernisation of the penitentiary facilities, according to the highest safety standards required by the current framework. The Civil Code must be updated to reflect economic and social changes in recent decades. Trade legislation will need to be reformed and streamlined to align corporate governance rules to the best international standards.

Education needs to be improved to increase educational attainment levels in the EU average by improving educational inclusion and reducing the marked mismatch between skills required by employers and those owned by employees (i.e. skill mismatch). Basic education requires to be better aligned with the needs of the economy, in particular in terms of digital and financial education, communication and knowledge skills of English and other foreign languages. It is also necessary to equip the new generations with greater knowledge of the Constitution and the political and institutional system of the Country and of the European Union. Improving inclusion means not only ensuring equal educational opportunities, but also raising educational standards and the quality of teaching, including through digital tools.

Also in the field of labour policies, the Government intends to adopt reforms and measures to accompany the recovery strategy. In addition to the reduction in the labour cost by cutting the tax wedge, labour productivity will be boosted by strengthening tax incentives for contractual welfare and promoting decentralised bargaining in a system of multi-level industrial relations.
At the same time, quality of employment, income and job stability will be safeguarded. The protection of income of the most fragile workers will be achieved through the strengthening of national collective bargaining and Trade Union representation rules in the workplace. At the same time, the introduction of the statutory minimum wage will guarantee workers in low unionised sectors an income level linked to a decent minimum standard, while avoiding contractual dumping and strengthening bargaining in sectors where it is weakest.
The COVID-19 pandemic accelerated the process already started of reviewing how the work has to be performed and its timing. There is a need to act by promoting the digitalisation of workplaces and time-schedule flexibility, in order to balance company’s productive needs with those ones of workers and women for work-life balance, by avoiding gender inequalities. These measures relate to a necessary investment in workers’ skills, promoting continuous and life-long training

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alongside a targeted professional reskilling, which can interact with the changes in the labour market resulting from the pandemic.
With this in mind, it is necessary to strengthen the pathways for the integration of young people into the labour market through the promotion of the generational turnover and the expansionary solidarity institutions. In the context of strengthening the quality of work, the necessary reform of income support scheme for people with an existing employment relationship is to be mentioned: on the one hand, it will be necessary to facilitate a rationalisation of the existing workers supporting instruments; on the other hand, in the event of changing working time (including the Wage Supplementation Scheme), it seems necessary to increasingly link income support to training courses for workers, enabling them to improve their employment opportunities.

Tax reform will be another important part of the Recovery Programme. The tax wedge on labour is too high and unequal treatments of different sources of income have overlapped during time. Moreover, the tax system is too complex and represents a significant bureaucratic burden for individuals and businesses. This will aim at a tax reform that improves the fairness and efficiency of taxation, guided by the principle of progressivity enshrined in the Constitution, by reducing effective tax rates on labour income and, simultaneously, increasing firms’ willingness to invest and generate income and employment.
Taxation should also be consistent with environmental and social objectives at national and EU level, in particular through the revision of the system of environmental incentives and disincentives, support to families, parenting and labour market participation.
In addition, in the European and international context, Italy will strongly support work to achieve greater tax harmonisation, a minimum effective level of taxation for businesses and fairer and more effective taxation rules of (also digital) multinationals’ profits. The fight against tax evasion will be strengthened by promoting the use of digital payments and further improving the technological, organisational and human resources of tax agencies and control Authorities.
The processing of personal data is highly related to many of the issues addressed here, from health to tax evasion. Respect for privacy is a principle of major importance, including a constitutional one. However, it needs to be tackled in a pragmatic way, recognising that the fundamental principle to defend is the right and proportionate use of data for public interest purposes, such as health protection or the fight against tax evasion and crime. The full use and interoperability of databases and computational capabilities within the Public Administration, in full respect of citizens’ rights, is crucial to improve the effectiveness and fairness of public policies.
The reduction strategy of high public debt
Italy’s high public debt represents a braking factor on the economy’s growth and a heavy burden on public finances. The Recovery Programme will therefore be accompanied by an update of the Stability Programme, which not only will present new projections until 2023, but also a plan to reduce the debt ratio over a 10-year period. In the belief that the economic recovery in the immediate time must be

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supported, fiscal policy will focus, first and foremost, on boosting growth and then, over the medium-term, prudent management of public finances while preserving the cyclical improvement of budgetary balances and strengthening them through appropriate measures. The improvement of budgetary balances shall be directed towards the Medium-Term Objectives (MTO).
The primary balance (i.e. excluding interest expenditure) will have to improve structurally (that is net of cyclical effects and temporary measures) also in comparison with the results achieved in 2019. In addition to achieving higher rates of economic growth, the improvement of primary balance will result from the rationalisation of public expenditure, the fight against tax evasion as well as the revision of environmental taxes and of environmentally harmful subsidies, net of resources to reduce the tax burden on labour income. ‘Tax expenditures’ will be revised to reduce their cost and to improve their effectiveness.
The fight against tax evasion will be pursued by continuing the strengthening of Revenue Agencies and further investing in technology and big data. The use of digital payments will be promoted and encouraged. Finally, Italy will strengthen its initiative to combat tax bases in the appropriate international and European fora. A fairer taxation of the web giants and the fight against tax avoidance - currently allowed under the tax regimes of some EU countries - could result in improved revenues that will be used to reduce the tax burden and the ratio of public debt to GDP.
I.3 MEASURES TAKEN FOR THE COVID-19 EMERGENCY
In the first phase of the emergency COVID-19, by Decree Law No. 6/2020, measures were taken to contain the initial outbreaks, the so-called ‘Red Zones’.
Due to the continuing emergency state decided by the Government on 31 January 2020, the adoption of even stricter containment measures and of exceptional measures aimed primarily at strengthening health service structures has become necessary and urgent.
The ‘Cura Italia’ Decree Law3 used almost the whole of the increased resources authorised by Parliament in its resolution of 11 March to provide an initial response to the health emergency with a series of interventions concerning in particular work and taxation, by setting up a package of measures which, in comparison with the legislation in force, increases the net borrowing objective of up to € 20 billion, corresponding to € 25 billion in budgetary appropriations.
The subsequent ‘Liquidity Decree’4 introduced measures to support production activities by strengthening the provision of credit, so as to reduce liquidity constraints and create a temporary framework to maintain business continuity. It provides credit to the economy of € 400 billion, in addition to the 350 already activated, or preserved through a moratorium on mortgages and loans to SMEs by means of the ‘Cura Italia’ Decree.
In May, with the contagion under control, Italy has equipped itself with the necessary tools to make a safely restart and relaunch its economy, by means of a

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3 Decree Law No.18/2020, cvt. with Law No. 27/2020.
4 Decree Law No. 23/2020, currently being examined by the Parliament for conversion.

20	MINISTRY OF ECONOMY AND FINANCE

I. RESPONSE TO THE CORONAVIRUS EMERGENCY AND THE COUNTRY’S RECOVERY PLAN

single and comprehensive Decree allocating € 155 billion in terms of net balance to be financed and € 55 billion in net borrowing. Therefore, the ‘Recovery’ Decree uses all the resources authorised by Parliament with the approval of the 2020 Economic and Financial Document.
By means of the ‘Recovery’ Decree, the Government has confirmed the focus on measures to support households and businesses, which not only reinforce and extend many of the interventions of the ‘Cura Italia’ Decree starting from the firm commitment to the health system, but introduce new and important measures to get Italy back on track, combining social cohesion and security with economic recovery.
In order to tackle the economic and social costs of the emergency, in addition to the € 10 billion allocated in the ‘Cura Italia’ Decree, an additional € 25 billion has been allocated to support employment and secure Italian households’ incomes and living conditions. New resources of around € 17 billion are allocated to the Wage Supplementation Scheme and wage supplementation tools with more streamlined and effective procedures. Furthermore, the benefits for the self-employed are confirmed and extended and the Emergency Income (REM) is introduced for financially stressed households. The deadline for the suspension of the (economic) redundancies is postponed to 18 August.

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TABLE I.1: COVID-19 EMERGENCY MEASURES (EUR MILLION1)
AREA OF INTERVENTION	Net balance to be financed		Net indebtedness
	2020	2021	2020	2021
Labour protection and family support	-36,191	-1,139	-27,500	-1,113
Ordinary and extraordinary CIG benefits and other wage subsidies	-22,089	0	-14,484	0
One-off allowances for self-employed and for seasonal/temporary workers	-7,352	1	-7,351	1
Parental leaves, vouchers and safeguards for quarantine periods	-3,557	0	-2,580	0
Last Resort Income	-950	0	-950	0
Emersion of unregistered employment, Fund for the aviation sector and other allowances	-566	-406	-487	-379
‘Holiday’ tax credit	-1,677	-734	-1,677	-734
Measures for firms	-67,938	-5,563	-18,398	-5,563
Of which: Business continuity measures	-18,260	-4,604	-17,725	-4,604
Grant to self-employed having suffered a reduction in turnover	-6,192	0	-6,192	0
Repealing of the 2019 IRAP balance and of the first 2020 advance instalment	-3,952	0	-3,952	0
Tax credit for sanification, gifts and commercial rentals	-1,980	-2,119	-1,980	-2,119
Other business continuity measures	-6,137	-486	-5,602	-486
Of which: Measures to revitalise, develop and strengthen financial position	-49,678	-2,959	-673	-2,959
Capital strengthening of medium-sized enterprises	0	-2,000	0	-2,000
Establishment of the SME non-refundable Fund	-4,000	0	-5	0
Earmarked capital	-44,000	0	0	0
Other recovery and development interventions	-1,678	-960	-668	-960
Liquidity support measures	-53,307	710	-10,945	710
Collaterals for credit to SMEs and ISMEA	-6,079	0	-6,079	0
Moratorium on loan repayments to SMEs	-1,430	0	-1,430	0
Suspension of deadlines of tax liabilities	-513	205	-1,141	205
Incentives for financial corporations	-857	174	-857	174
Collaterals for medium-large sized firms	-500	0	-500	0
Collaterals for first home mortgages	-500	0	-500	0
Fund for payments by the Public Administration	-12,000	0	-1	0
Collaterals for SACE S.p.A. and CDP S.p.A.	-31,000	0	0	0
Other liquidity support measures	-427	331	-437	331
Health	-8,280	-943	-7,645	-885
Strengthening of hospitals, territorial health networks and home care	-3,015	0	-3,016	0
Exceptional purchase of health equipment	-2,119	0	-2,119	0
Requisition of rented or own properties	-1,150	0	-1,150	0
Interventions for health staff	-1,524	-126	-917	-67
Incentives for production and purchase of medical and protection devices	-307	-318	-282	-318
Other health measures	-165	-500	-170	-500
Interventions for regional and local Authorities	-6,452	0	-6,113	0
Funds to exert core functions	-5,000	0	-5,000	0
Reinstatement of the Joint Municipal Solidarity Fund	-400	0	-400	0
State contributions by regional and local Authorities	-1,052	0	-713	0
Measures to strengthen public services	-5,498	-1,272	-2,292	-821
Social interventions	-1,549	0	-1,549	0
Emergency Income (REM)	-955	0	-955	0
Other social measures	-594	0	-594	0
Other measures	-897	-144	-775	-344
Debt servicing for higher government debt securities issuance	-269	-1,355	-507	-1,766
Deletion of VAT and excise duties safeguard clauses		-19,821		-19,821
Budget coverage	818	3,412	446	3,527
GRAND TOTAL	-179,562	-26,115	-75,309	-26,076
[1] Total amounts may differ from the item reported in the paragraph because of individual item aggregation.

22	MINISTRY OF ECONOMY AND FINANCE

I. RESPONSE TO THE CORONAVIRUS EMERGENCY AND THE COUNTRY’S RECOVERY PLAN

With reference to social protection, parental leaves and the exceptional economic contribution for childcare services (the ‘Babysitting’ Tax Credit), which may also be used to pay fees to attend summer centres and additional services for children, are reinforced; funds for care services for disabled family members are increased; funds for disability care and services are allocated.
At the heart of Italy’s recovery, there is also an unprecedented commitment to strengthen Italian firms. Not only to defend them today, but looking already at the future, competitiveness and the role of our economy in the global scenario. An effort for investment, innovation and dimensional growth, as well as environmental sustainability and social sustainability.
To summarise, we report the main measures introduced by the emergency and support decrees to provide a homogeneous framework for them.
Financing and strengthening the National Health System, Civil Protection and other public institutions addressing emergency. Key provisions include:
•	The increase in resources for some € 8 billion to strengthen the Health and Civil Protection System.
•
The increase in the Health Fund is intended, among other things, to finance the increase in both intensive care beds and in pulmonology and infectious disease units for 3,500 additional units, as well as the upgrading of 4,225 semi-intensive beds.

•
In the framework of the prevention policy against COVID-19, the adoption by the Regions and the autonomous Provinces of plans to upgrade and reorganise the care network containing specific measures to identify and manage contacts and reinforce active surveillance activities.

•	If real estate is to be temporarily used for the management of virus infected isolation, the Regions will be able to sign lease contracts with hotel facilities.
•
For the year 2020, the resources allocated to the remuneration of work performances related to the special working conditions of the employees of the companies and of the National Health Service units directly fighting against the epidemiological emergency from COVID-19 shall be increased.

•	The simplification of the adoption of Electronic Health Files throughout Italy, in order to allow direct access to patients’ data by healthcare professionals.
•	Military Health System strengthened through the allocation of resources to increase military medical and nursing staff.
Job and employment protection: support measures were introduced for all work types, including those previously without wage protection tools. In addition, the Government has supported households and helped them in balancing work and lifetimes, which have become more complex because of the simultaneous closure of educational and care services. The relevant economic effort is the highest in Country’s history: the budget was approximately € 36.4 billion with a net borrowing impact of around € 27.9 billion for 2020.
In particular, the following measures were introduced only to support employment and workers (€ 31.1 billion with a net borrowing impact of around € 23.4 billion for 2020):

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•
Protections in the form of wage supplementation in the context of an existing employment relationship with a total budget of approximately € 21.5 billion with a net borrowing impact of around € 14.1 billion. The main measure is the derogating Wage Supplementation Fund (CIG) related to the specific COVID-19 reason, which made it possible to cover sectors and workers normally not covered by the CIG and all firm sizes. The duration of the coverage, initially set at 9 weeks in total with the ‘Cura Italia’ Decree, was doubled to 18 weeks with the ‘Recovery’ Decree. With a further Decree, firms in certain sectors with particular impact have been given the option of anticipating the use of all the tranches provided for in a single solution[5]. As for the self-employed workers, self-employed professionals and particular categories of workers not protected by the Wage Supplementation scheme, there will be allowances for the months involved by the activity suspension with an estimated overall burden of approximately € 8.7 billion.

•
In order to support the income of persons benefitting from ordinary unemployment schemes (NASPI) and project-workers (DisColl), the outstanding treatments between 1 March and 30 April are extended for a further two months with an estimated burden of around € 0.6 billion and an impact on net borrowing of around € 0.4 billion.

•	Financing for the Solidarity Fund for the aviation sector of € 0.2 billion for 2020 and approximately € 0.1 billion for 2021was foreseen.
•
The period length in which dismissal procedures for justified objective reasons are prohibited is extended to five months for procedures commenced after 23 February 2020. In addition, employers may withdraw dismissals, while accessing to Wage Supplementation schemes.

•
In order to avoid negative consequences for existing fixed-term contracts, the terms for renewal or extension of contracts are extended until 30 August 2020, by way of derogation from the legislation in force.

•
Persons benefitting from social protection schemes and from the Citizenship Income (CI) will be able to conclude with agricultural sector employers fixed-term contracts of up to 30 days, renewable for a further 30 days, without loss or reduction in the benefits received, up to a gross income of € 2,000 in 2020.

•	With reference to active labour market policies, the application of the cross-compliance measures provided for the recipients of the CI and of unemployment benefits is suspended for 4 months.
•
To fight against illegal work in certain specific sectors and ensure adequate levels of health protection, employers may conclude work contracts with foreign citizens living in the Country or declare that there was an undeclared employment relationship.

Supporting families and reconciling life and work times. The measures taken for a total budget of around € 5.4 billion with a net borrowing impact of around € 4.5 billion, are mainly the following ones:

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5 Decree Law No. 52 of 16 June 2020.

24	MINISTRY OF ECONOMY AND FINANCE

I. RESPONSE TO THE CORONAVIRUS EMERGENCY AND THE COUNTRY’S RECOVERY PLAN

•
In support of working parents, following the closure of school educational services, special parental leave may be granted for 30 additional days with an allowance equal to 50 percent of the earned wage until 31 July 2020. Alternatively, households may apply for an extraordinary State financial contribution for the payment of home childcare services (i.e. the ‘Babysitting Tax Credit’) up to a maximum of € 1,200 (increased to € 2,000 for National Health Service staff and the law enforcement agencies), which may also be used for the payment of tuition fees to attend summer centres and supplementary childcare services. Around € 1.6 billion has been allocated to these interventions with a net borrowing impact of around € 1.2 billion.

•
Extension in 2020 of the pool of eligible beneficiaries of the Family Charter, a discount card that the State usually grants to households with at least three children living together and under the age of 26.

•
The economic treatment of periods spent by private sector workers under active or home quarantine supervision is equated to a disease (approximately € 0.4 billion with a net borrowing impact of approximately € 0.3 billion).

•	The leaves established by the Law No. 104/1990 are increased by 24 days in total (approximately € 1.2 billion with an estimated net borrowing impact of approximately € 0.9 billion).
•	Until the expiry date of the epidemiological emergency, the smart work will be the normal course of employment in the Public Administration.
•
Workers with a gross annual income of up to € 40,000 who carried out their work in March in the workplace (not in smart working) shall be awarded a premium of € 100, which is not taxable in proportion to the days worked (with a net borrowing cost amounting to approximately € 0.9 billion).

•
The current ‘IRPEF Tax Credit’ of € 80 for 2020 and the additional subsidy of up to € 100 due to employees from 1 July 2020 are also granted to the worker during the period when he benefited from work support measures linked to the COVID-19 epidemiological emergency.

•
The Emergency Income scheme (REM) for financially stressed households and for families so far excluded from the current subsidies is also established. The REM shall amount to € 400 multiplied by the equivalence scale of the CI up to € 800. The total appropriation for the REM amounts to € 955 million in 2020.

•
Refinancing, extension to the self-employed and simplification of the use of the Fund for first-home mortgages, by removing the ISEE-linked income requirement[6]. Furthermore, it is foreseen the introduction of measures to ensure the immediate availability of the resources provided for by the National Fund to support access to rented housing and by the Fund for blameless defaulted tenants.

•
Increase in the Fund for the care of dependent people by a total of € 90 million for 2020 and in the Fund to care serious disabled persons without household support for € 20 million in 2020. In addition, the increase of resources for 40 million is foreseen in 2020 for the Support Fund for disabled

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6 The ISEE requirement is the threshold of household’s equivalent economic income, obtained by summing up and weighting incomes perceived by its members.

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persons’ semi-residential structures. A supplement to the Fund for family policies of € 150 million for Municipalities is scheduled in 2020.
Liquidity and credit support was also relevant, in order to enable businesses to cope with the emergency and maintain their productive and export capabilities. This has been done through the banking system, the use of the Central Guarantee Fund for SMEs and other public guarantees. The main actions are the following:
•
Loan moratorium. Until 30 September, for micro enterprises (the so called ‘VAT workers’), professionals, sole proprietorships and SMEs, current account credit lines are frozen, the same applies for financing for advances on debt securities, as well as for deadlines of short-term loans and expired rentals.

•
Enhancement of the Central Guarantee Fund for SMEs, including renegotiation of existing loans. With these measures, all firms, with no turnover limit, can access guaranteed loans by the State up to 90 percent of the amount, and, for smaller companies, up to 100 percent (in this case no more than € 30,000).

•	Increase of the resources of the Fund for SMEs’ special section devoted to female entrepreneurship.
•	State guarantee (amounting to € 500 million) in favour of CDP, in order to provide funding to banks financing large companies not benefitting from the Fund for SMEs.
•
Support to the internationalisation of the productive system, through the establishment of a new Fund for the Promotion and Refinancing of the 394/81 Fund (€ 350 million), providing subsidised loans for the implementation of a series of programmes for firm internationalisation. In addition, SACE S.p.A. was given the task of providing guarantees for businesses (with approximately € 200 billion), granted for export and internationalisation support to banks that provide financing to companies in whatever form. In addition to this measure, the ‘Recovery’ Decree provides for a specific and separate State guarantee instrument for the short-term trade credit insurance.

•
The introduction of a co-insurance scheme whereby the undertakings resulting from insurance activity by SACE S.p.A. are assumed by the State for 90 percent and by the same company for the remaining 10 percent.

FOCUS
Credit and liquidity to households and businesses to cope with the COVID-19 emergency: first data
As a result of the weekly survey carried out by the Task Force set up to promote the implementation of liquidity support measures adopted by the Government[7], data on applications for membership of the moratorium on loans, requests for guarantee received from the SME Guarantee Fund and guarantees granted through SACE’s ‘Italy Guarantee’ are available.
The Bank of Italy collects from the banks, on a weekly basis, not only the data concerning the implementation of the government measures referred to in the decrees law ‘Cura Italia’ and ‘Liquidity’, but also the initiatives of the category and those offered bilaterally by individual banks to their customers. On the basis of preliminary data, 2.6 million applications or notices

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7 The task force is formed by the Ministry of Economy and Finance, the Ministry of Economic Development, the Bank of Italy, the Italian Banking Association, the Mediocredito Centrale and SACE.

26	MINISTRY OF ECONOMY AND FINANCE

I. RESPONSE TO THE CORONAVIRUS EMERGENCY AND THE COUNTRY’S RECOVERY PLAN

of a moratorium on loans were received at 24 June, amounting to around 280 billion. 45 percent of the applications come from non-financial corporations, compared with loans worth 188 billion. Households applications, on the other hand, concern loans of 85 billion. Applications for suspension of mortgage instalments on the first house (access to the so called Gasparrini Fund) grow quickly and have reached the level of more than 165,000 the average amount of which is reduced to approximately € 93,000. The moratoriums of ABI and Assofin aimed at families, launched at the end of April, raised almost 450 accessions, for over 20 billion loans.
The Ministry of Economic Development and Mediocredito Centrale (MCC) S.p.A. report that a total of 694,947 requests for guarantees totalling more than 39 billion, have been received from the Guarantee Fund in the period from 17 March to 23 June 2020 for financing in favour of companies, craftsmen, self-employed and professionals. In particular, the applications received and related to the measures introduced by the decree-laws ‘Cura Italia’ and ‘Liquidity’ are 691,426, amounting to approximately 38.6 billion. Of these, 619,663 are related to loans up to € 30,000, with a coverage percentage of 100 percent, for a financed amount of approximately 12.4 billion which, according to the law, can be granted without waiting for the final outcome of the investigation by the Fund manager.
In addition, the volumes of SACE guarantees under the Italian Guarantee, are increased to € 957 million. There are approximately 250 potential financing operations under assessment and investigation by banks for a total value of around 18.5 billion. Once the investigation, pool establishment and subsequent deliberations have been completed, the banks accredited to the dedicated portal, to date more than 200, will submit the requests to SACE, which will issue the guarantee within 48 hours of receipt as already happened for the 100 requests for guarantees received so far and issued within a few hours through the dedicated digital platform.

In addition to access to liquidity, the Government has supported and encouraged companies in the process of strengthening and recapitalisation by modulating the interventions and balancing the different needs of companies according to their size and type of activity. The following are the main interventions:
•
A non-refundable contribution has been introduced in favour of persons engaged in business activities and self-employed, who are VAT registered, with turnover in the last tax period of less than € 5 million and whose revenues fell by more than one third in April compared with the same month of 2019. The minimum contribution is set at € 1,000 for individuals (excluding professionals, already covered by other benefits) and € 2,000 for legal persons. The amount of the contribution depends on the fall in turnover recorded in April in a percentage varying according to the turnover class. For example, companies with a turnover of up to € 400,000 can receive a contribution of 20 percent of the fall in monthly revenues.

•	Three measures are introduced to support the financial strengthening of medium-sized capital companies that do not operate in the banking, financial and insurance sectors:
a.	Entities making cash contributions by participating in the share capital increase are entitled to a tax credit of 20 percent of the investment.
b.
Following the approval of the 2020 financial statements, a tax credit of 50 percent of losses exceeding 10 percent of net worth, before losses, is recognised, up to 30 percent of the capital increase made.

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c.
The two tax credits are combined with each other and with any other aid measures, by any entities granted, from which the issuer has benefited in the temporary framework for State aid measures in support of the economy in the current COVID-19 emergency.

d.
A third incentive is for companies with revenues of more than € 10 million and employing fewer than 250 employees. A fund is set up to support and relaunch the Italian economic-productive system, called Fondo Patrimonio PMI, aimed at signing new bonds or debt securities issued by the companies by 31 December 2020.

•
For large companies, Cassa Depositi e Prestiti S.p.a. is authorised to set up a destined asset, called ‘Patrimonio Rilancio’, whose resources will be used to support and relaunch the Italian economic system of production.

In addition, efforts have been made to reduce the costs that companies would have to face in any event, including in the closure of activities and to support the process of investment in business continuity. Thus, exemptions, aids and extensions have been taken, including:
•
For persons engaged in business, art or profession, who have suffered in March, April and May a decrease in turnover or revenues of at least 50 percent compared to the same month of the previous tax period, and having revenues or compensations not exceeding 5 million in the previous tax period, a tax credit shall be established at the rate of 60 percent of the monthly lease of non-housing property intended for the performance of the work.

•	Reduction in expenditure for electricity connected in low voltage other than domestic uses, with reference to the fixed fee in the bill.
•
A Technology Transfer Fund is set up to promote innovative start-up initiatives and investments. In addition, the measure 'Smart&Start Italia', also for public support for innovative start-ups, is reinforced.

•	Incentives for investment in the real economy: the capacity of Individual Savings Plans (ISPs) to channel private savings to the business world has been enhanced.
•	Extension from 30 June to 31 December 2020 of the deadline for the delivery of new capital goods for the purpose of increasing depreciation (so called Super-depreciation).
•
The following measures are introduced: a tax credit equal to 60 percent of the expenses incurred in 2020, up to a maximum of € 80,000, for the adaptation of working environments and a tax credit amounting to 60 percent of the expenses incurred in 2020 for the sanitisation of working environments and the purchase of personal protective equipment, up to a maximum of € 60,000 per beneficiary.

28	MINISTRY OF ECONOMY AND FINANCE

I. RESPONSE TO THE CORONAVIRUS EMERGENCY AND THE COUNTRY’S RECOVERY PLAN

•
The State guarantees can also be added to direct aid measures[8] by Regions, Autonomous Provinces, other territorial authorities and Chambers of Commerce from their own resources and up to an amount of € 800,000 per business.

Measures in the field of tax compliance and taxation are designed to prevent that obligations and procedures might exacerbate liquidity problems and to provide additional stimulus to the economy (or cancel future tax increases provided for by existing legislation). Main measures are:
•	Abolition of increases in VAT and excise duties provided for in the legislation in force from 1 January 2021.
•
Exemption from the payment of IRAP’s balance due for 2019 and of the first instalment of IRAP’s advance due for 2020 for taxpayers with a volume of revenue or compensation of between € 0 and € 250 million. The obligation to pay the advance due for the 2019 tax period shall remain unaffected.

•
Exemption from payment of the first instalment of the IMU due on 16 June 2020 for owners of hotels and pensions as well as of real estates for agritourisms, tourist villages, seaside establishments and others in the sector.

•
Exemption from the payment of the fee for the occupation of public spaces and areas (TOSAP) from 1 May up to 1 November 2020, for restaurants, bars, etc., owners or applicants for public land concessions.

•
VAT reduction on goods necessary for the containment and management of the epidemic: from 22 percent to 5 percent on medical and personal protective goods and devices such as pulmonary fans, masks and other workers’ safety devices. Until 31 December 2020, the sale of the same goods is subject to a zero VAT rate.

•
110 percent deduction for expenditures incurred between 1 July 2020 and 31 December 2021 for specific measures to increase the energy efficiency of buildings (ecobonus), the seismic risk reduction (sismabonus) and for actions relating to the installation of photovoltaic systems and electric vehicles charging system. For such interventions the transformation of tax deductions is converted into a discount on the consideration due and into a tax credit transferable to other entities. The supplier who has carried out the interventions will be able to recover the discount made in the form of a tax credit with the option of subsequent disposal.

•	Provisions for the suspension or extension of some payments or fiscal deadlines.
•	The period of suspension of the activities of the collecting agent is hereby extended up to 31 August 2020.
•	Amendments are introduced to the discipline of synthetic tax reliability indices (ISA) to adapt the legislation in order to take into account the extraordinary effects related to the health emergency.

__
8 All aid granted by local authorities must comply with the conditions laid down in the Communication from the European Commission C(2020) – ‘Temporary framework for State aid measures in support of the economy in the current COVID-19 emergency’ and subsequent amendments.

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The Government also intervened to protect companies deemed fundamental for the country by strengthening their protection through special powers in areas of strategic importance.
Other measures concerned the banking and insurance sector and in particular:
•	Simplified subscription of bank contracts.
•	Incentive for banking and industrial enterprises to divest their stranded and non-performing loans by converting their Deferred Tax Assets (DTAs) into tax credits.
•	Provisions on GACS to facilitate any changes to the settlement of securities or contracts agreed between the parties to the transaction.
•	Strengthening of the Confidi for micro enterprises.
In addition, in order to protect savings in the credit sector, the State may put its guarantee on newly issued liabilities or set up specific support schemes. The Ministry of Economy and Finance is authorised to grant the State guarantee on liabilities of banks having their registered office in Italy up to a nominal value of € 19 billion, in compliance with the European rules on State Aid.
There have also been numerous measures to support businesses in the transport sector, to balance the damage caused by reducing demand and to support forms of sustainable mobility. The measures concerned all sectors as well as encouraging forms of sustainable mobility for the protection of the environment.
Regional and local authorities have suffered a significant reduction in revenue during the closure period and at the same time have provided important support to the territory. The government has therefore launched important measures to support them because of the increased expenditure incurred according to their different areas of responsibility, combined with a general drop in revenues caused by the lockdown period and the other measures taken to limit the contagion.
•
In order to help provide municipalities, provinces and metropolitan cities with the resources needed to carry out their key functions, for the year 2020 a fund with a budget of 3.5 billion has been established, of which 3 billion in favour of municipalities and 0.5 billion in favour of provinces and metropolitan cities.

•	In addition, in order to help ensure that the autonomous regions and provinces have the resources for health, care and education functions, a fund of 1.5 billion for the year 2020 is set up.
•	The 400 million municipal Solidarity Fund used for the food emergency is replenished and the experimental rebalancing fund is anticipated for the provinces and metropolitan cities for the year 2020.
•
In the budget of the Ministry of Economy and Finance a fund with resources for 12 billion is set up to grant advances to Regions, Autonomous Provinces and Local Authorities, which are in a state of lack of liquidity, in order to meet the payment of their commercial debts of a certain, liquid and payable nature.

•	A specific moratorium applied to local authorities to join the new CDP’s mortgage renegotiation plan is applied.

30	MINISTRY OF ECONOMY AND FINANCE

I. RESPONSE TO THE CORONAVIRUS EMERGENCY AND THE COUNTRY’S RECOVERY PLAN

Tourism is likely the sector most affected by the crisis. Specific measures have been taken to protect the national heritage and to ensure resources needed to overcome the crisis in the sector. Among these:
•
‘Tax credit holiday’. For 2020 a tax credit is recognised for families who have an ISEE income of up to € 40 thousand, for the payment of services offered nationally by tourist accommodation companies.

•
Funds set up to support the tourism and cultural sector: fund for the valorisation of buildings intended for tourism accommodation purposes (€ 50 million for 2020); ‘Fund for the promotion of tourism in Italy’ (€ 20 million for 2020); Fund to support travel agencies and tour operators (€ 25 million for 2020); increase of the budget of the Emergency Fund in the entertainment, cinema and audiovisual sectors (from 130 million to 245 million); new fund (210 million) to support libraries, the entire publishing industry, museums and other cultural institutes and sites not belonging to the State, Regions and other local authorities, as well as to refresh losses resulting from the cancellation of shows, fairs, congresses and exhibitions; Fund for Culture (50 million for the year 2020), aimed at promoting investments and other interventions for the protection, use, valorisation and digitisation of the tangible and intangible cultural heritage (the allocation of the fund can be increased by the financial contribution of private entities).

•	The MIBACT is authorised to spend 100 million for 2020 to compensate museums and cultural sites for the lack of ticket revenue resulting from the adoption of the containment measures of the COVID-19.
Specific measures are also introduced to support publishing sector, such as tax credit for advertising investments and digital services, as well as refreshment measures for news standers.
For the agriculture and fishing sector, the decrees provided for various support measures, in addition to those specific to the labour market (CIGs and CI), some of which include:
•	Increase from 50 to 70 percent in the percentage of advances for enterprises entitled to access CAP contributions.
•
An appropriation of 100 million to ensure business continuity of farms, fishing and aquaculture enterprises, to cover interest payments on bank loans and to cover accrued interest on loans as well as for the temporary cessation of fishing activities.

•	The allocation of 350 million to ISMEA for the granting of guarantees for agricultural and fishing enterprises.
•
Establishment of the ‘Emergency Fund to protect supply chains in crisis’, with a budget of € 500 million, aimed at the implementation of refreshment interventions for the sectors most affected by the crisis.

Education, Universities and Research Measures
The Government has approved the D.L. No. 22/2020 regulating the operations relating to the closing of the school year and the start of the new year, taking

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into account the situation that has arisen as a result of the health emergency and the possible continuation of the period of suspension of the teaching activity.
It has also been foreseen that, in correspondence to the suspension of teaching activities, teachers will in any case ensure the educational performance in remote modes, using computer or technological tools available.
In order to ensure return to safe schooling and in an appropriate way for the epidemiological situation, the Government has introduced important measures to protect students, technical staff, teachers and managers. Among them:
•	Increase of the Fund for the functioning of school institutions by 331 million for 2020.
•	The ‘COVID-19 epidemiological emergency fund’ has been set up (400 million in 2020 and 600 million in 2021) to contain the epidemiological risk in relation to the start of the school year 2020/2021.
•
In support of the integrated education system from birth to six years, the related National Fund has been increased by 15 million for 2020. In addition, a total contribution of € 65 million in 2020 to cover the reduction or non-payment of fees is paid to the public and private entities who continuously manage the educational services of the integrated system. In addition, € 70 million are earmarked to cover the reduction or non-payment of primary and secondary schools tuition fees.

•
The ‘Fund for the Emergency Needs of the University System’ is established, to support remote access to databases and bibliographic resources, for the purchase of digital devices or digital platforms for remote research or teaching and for other needs related to the epidemiological emergency.

•
Additional resources have been earmarked to broaden the audience of university students benefitting from total or partial exemption from the annual all-inclusive contribution and of other benefits for the right to study. For PhD students with scholarships, the possibility of applying for an extension of no more than two months have been foreseen, while for research fellowships, provision is made for the possibility of extending the allowance for the period corresponding to the possible suspension of the research activity, within the limits of the resources available for the respective projects. .

•
With the aim of expanding the teaching staff of the school system and strengthening research activities in universities and national research institutions, the stabilisation of 16,000 teachers and the recruitment of 4,000 new researchers are planned.

The following measures are adopted to support the Mezzogiorno and the development of under-utilised areas:
•
From 1 February 2020 and for the years 2020 and 2021, the Development and Cohesion Fund for programming cycles 2000-2006, 2007-2013 and 2014-2020 may exceptionally be allocated to any type of intervention of a national, regional or local nature connected with the health, economic and social emergency.

•	The increase in advances of the Development and Cohesion Fund 2014-2020, with the possibility of requesting 20 percent of the resources allocated to the

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individual interventions, if the latter are equipped with an approved executive project.
•	The resources of the ‘Inland Economic Activities Support Fund’ are increased by 60 million in 2020 and 30 million in each of the years 2021 and 2022.
•
Tax credit for investment in research and development in the Mezzogiorno rose from 12  to 25 percent for large enterprises, from 12  to 35 percent for medium-sized enterprises and from 12  to 45 percent for small enterprises with a total burden of 48.5 million for each of the years from 2021 to 2023.

•
Beneficiaries of the measure ‘Remain at South’ will receive a grant to cover working capital needs of: i) € 15,000 for self-employed and professionals activities carried out individually; ii) € 10,000 for each member of the beneficiary enterprise registered as company, up to a maximum amount of € 40,000.

In addition, € 100 million are earmarked for 2020, of which 20 are earmarked for measures to combat educational poverty, support for the third sector in the Mezzogiorno Regions and € 20 million are allocated for 2021.
I.4 COUNCIL RECOMMENDATIONS AND SUSTAINABLE GROWTH STRATEGY
The European Commission has recently reiterated in the Country Report 2020 on Italy that the country’s main vulnerabilities lie in high public debt and low productivity growth. According to the Commission’s analysis, which took place before the spread of COVID-19 in Italy, government debt (134.8 percent of GDP in both 2018 and 2019) represents a significant medium-to-long-term macroeconomic imbalance. In the short term, however, there are no significant risks of sustainability.
According to the Commission’s Report, labour productivity in 2018 continued its downward trend, particularly in some Regions of the Mezzogiorno and in services activities. The unsatisfactory productivity dynamics have affected barriers in the market for goods and services, with particular reference to investment. Lower productivity has resulted in a loss of external competitiveness resulting in the overall loss of market shares. Nevertheless, the Commission recognises that Italy remains the second manufacturing country and the third exporter of the European Union, showing a relatively high dynamic of industrial production in the three years 2015-2017.
With regard to the labour market, despite weak economic growth, employment measured in terms of employed persons has grown and the unemployment rate has fallen below 10 percent. This has resulted in a decrease in productivity, although it could indicate an underlying resilience of the economy. However, the hours worked have not yet recovered the pre-crisis level and a large area of inactivity persists. For young people, the unemployment rate is still around 28 percent, one of the highest levels in Europe. This is compounded by the high incidence of involuntary part-time and discouraged workers.

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With regard to non-performing loans, Italy has made significant progress in reducing them. However, the bad loans stock remains relatively high, particularly for smaller banks.
In December 2019, when the health emergency had not yet hit Europe, the European Commission defined the priorities of the Annual Sustainable Growth Strategy (ASGS), both as a response to short-term uncertainty factors (in particular, trade tensions in the manufacturing sector and geopolitical uncertainty), as well as long-term ones (due to population ageing and environmental degradation). In particular, priorities have been identified in the following areas: i) Environmental sustainability; ii) Productivity growth; iii) Equity; iv) Macroeconomic stability.
The European Council adopted recommendations for Italy in July 2019 also as a result of the macroeconomic imbalances described above, covering four main areas of action:
•
RECOMMENDATION 1, which is linked to the AGS priority of macroeconomic stability. As regards fiscal policy, it is recommended to pursue debt-to-GDP reduction, public expenditure review and tax reform, as well as not reverse previous pension reforms and reduce pension expenditure.

•
RECOMMENDATION 2, which mainly relates to the AGS priorities of productivity and equity. It is recommended to continue: combating undeclared work and improving active labour market policies, both as support for job search and in improving the training system; supporting female employment and family; improving the quality of education by investing, in particular, in strengthening digital skills.

•
RECOMMENDATIONS 3 AND 4, connected to environmental sustainability, investment and productivity growth priorities. It is recommended to continue efforts to: increase resources for research, innovation, digitisation and infrastructure, the efficiency of the Public Administration, the management of State-owned enterprises, the functioning of justice and the promotion of competition in the private sector.

•	RECOMMENDATION 5, which links with the priority of productivity growth, recommends encouraging the restructuring of banks’ balance sheets and improving access to financial markets for businesses.
As regards fiscal policy, the Government shares the emphasis on debt reduction and improvement of the structural balance as suggested by the Commission. Once the economic and health emergency has been addressed, the Government will focus on a credible debt reduction plan in the medium term, which will open up financial space for both social and economic measures aimed at promoting eco-sustainable economic growth. From the point of view of fiscal policy, the reduction of the tax wedge for employees and the overall review of taxation towards greater equity are two of the main lines of action of the Government. The introduction of measures to combat tax evasion – such as incentives for electronic payments, invoicing and electronic receipt, strengthening the databases available to the Financial Administration, as well as stricter sanctions – can make a useful contribution to the reduction of public debt. On the expenditure side, the review of public expenditure will continue with the aim of improving its efficiency and freeing resources for public investment. In this context, a reorganisation of tax concessions will also be

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restructured over a three-year period. This is also fully consistent with what the Commission and the OECD have repeatedly suggested.
As regards the second area of the Recommendations on Labour and Education, the Government is taking action to support incomes and employment for those people most affected by the lockdown caused by the health crisis, as well as for households in general. Previously, the digital platforms had already benefited workers and extended the scope of the rules governing employment relationships and welfare and social security protections. In addition, for workers in companies in crisis, relief are granted for newly established cooperatives and funding for wage supplementation scheme (CIG) are granted to enterprises located in complex crisis areas, with particular attention to green conversion.
As for productivity, in September 2019 the Social Parties, the INPS and the National Labour Inspectorate (INL) signed a convention on representation that paved the way for more extensive second-level bargaining. The Government is also committed to strengthening active labour policies in the implementation of the ‘Citizenship Income ’ (CI) through the strengthening of the Public Employment Services (PESs), including in terms of the quantity and quality of the staff employed. Moreover, the Government will take further measures to promote the employment of the weakest members of the labour market (young people and women) and to reduce the area of inactivity. The Budget Law for 2020 also launched a strategy for reorganising and systematising family support policies (so-called Family Act) and for disabled people. In particular, with the Budget Law for 2020 the Government has strengthened some state economic contributions for families, increased paternity leave for private-sector employees-fathers, increased resources for international adoptions and established a new fund, the Universal Grant and Family Services Fund, through which, from 2021, the so-called ‘Single allowance for each dependent child’, or ‘Child allowance’ will be financed.
The Government is also taking action to strengthen the infrastructure that hosts educational services for children, for which a fund of up to 100 million annually from 2021 to 2023, and 200 million annually from 2024 to 2034 (Budget Law for 2020) has been set up. The fund will finance interventions relating to public safety, renovation, redevelopment or construction of buildings owned by municipalities for nurseries, kindergartens and multi-purpose centres for family services. For the coordination of the interventions, a Steering Committee was launched, established at the Ministry of Economy and Finance and coordinated by the Department for Family Policies. These interventions are added to those already illustrated in order to cope with the health emergency.
The Council of Ministers then approved the draft law ‘Family Act’, which empowers the Government to adopt measures for the support and enhancement of the family, with the aim of supporting the parenthood and social and educational function of families, counteract the birth rate, enhance the harmonious growth of girls, children and young people and promote the reconciliation of family life with work, in particular for women.
Public resources for education, research, the dissemination of innovation, digitisation and interconnection in production processes and e-skills have been increased overall, including in terms of quality. These include the ‘Transition 4.0’ Plan, the strengthening of ITS and the recruitment of researchers and teachers. The Budget Law for 2020 transformed the incentives for hyper and super depreciation into tax credits and enriched them with a component for environmental projects.

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More resources have also been allocated to public investment. Achieving greater impact on the level of economic activity will require improvements in the design process. Particular attention will be paid to investments in environmental protection and energy saving, also including the regeneration and valorisation of the public real estate.
In implementation of the Green Deal, the Government will first identify the measures to be taken or adopted in the implementation of existing laws, to arrive at the Economic and Financial Policy Plan for Innovation and Sustainability (PINS).The objective of having a climate-neutral economy by 2050 set by the Commission can be achieved by using all the financial instruments devised under the European Green Deal, in particular through the funds provided for under the Just Transition Mechanism, within which the Just Transition Fund (JTF) is intended to convert large coal-fired plants and heavy industry, as well as the use of the Structural Funds 2021-2027, primarily the ERDF. These structural measures will be flanked by those cyclical in nature that the Government is putting in place to support the production system and in favour of private investments aimed at energy efficiency and the production of energy from renewable sources (such as the substantial increase in the Ecobonus foreseen by the D.L.‘Relaunch’).
The third area of the Recommendations relates to research and infrastructure, the functioning of justice, the management of State-owned enterprises and the promotion of competition in the private sector. In this context, in January 2020 the new statute of limitation came into force in order to ensure the effectiveness of the criminal proceedings and the penalty for the perpetrators of the offences. The Government also approved the draft enabling law for the reform of the civil trial, aimed at simplifying and reducing length of proceedings. A similar enabling law was also approved for the reform of the criminal process in order to ensure its reasonable duration and effectiveness. With regard to improving the functioning of justice, attention should also be drawn to the efforts to strengthen the digitisation of procedural steps and organisation charts.
Finally, with regard to the last area of the Recommendations, which concerns the banking system and the availability of finance for businesses, the reorganisation of credit institutions and the disposal of non-performing loans continue at a sustained pace after the conclusion of the cooperative credit reform process. The recent emergency decree strengthens the instrument of credit to the productive system through the guarantees and counter-guarantees of the State and the coordinated action with the Cassa Depositi e Prestiti. In addition, a plan has been put in place that facilitates the disposal of non-performing loans but not yet in distress. At the end of March 2019, a decree came into force to ensure financial, economic and investment stability, which provides for the maintenance of the State guarantee scheme on the securitisation of bad loans (GACS) until 2021. Further provisions in this area have been introduced with the D.L. ‘Relaunch’ (see paragraph 1.2 for details). In addition, last December the D.L. for the capitalisation of Banca Popolare di Bari was approved, in order to strengthen the offer of credit for the firms of the Mezzogiorno. Access to finance for SMEs will be further improved by supporting venture capital funds through the National Innovation Fund and the Southern Growth Fund. The strengthening of the Guarantee Fund and the extension of the Nuova Sabatini law will also make a significant contribution to the financing of companies through alternative channels to banking sector.

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II. MACROECONOMIC SCENARIO
II.1. SUMMARY OF MACROECONOMIC FRAMEWORK
In 2019, the world economy grew at moderate rates due to concerns about trade relations and geopolitical factors. At the beginning of 2020 the prospects for the international scenario were gradually improving. The health emergency linked to the COVID-19 pandemic that started in the Hubei province of China is grafted on this scenario. The global spread of the pandemic and containment measures have rapidly flowed to the global economic activity. The IMF estimates a reduction by 3 percent in world GDP in 2020. Both monetary policy and fiscal measures that are being adopted on a global scale could contain the duration and extent of the activity decline.
In this context, in 2019 the Italian economy grew by 0.3 percent, slowing down compared to the previous year but a growth rate slightly higher than the latest estimates contained in the NADEF of September 2019. Quantitative statistics and short-term surveys for the first two months of 2020 were moderately positive. However, with the spread of the health emergency, starting in March, all available indicators draw a sharp reversal. The quarterly GDP estimates provided by ISTAT on May 29, show that in the first quarter GDP fell by 5.3 percent against the previous quarter and by 5.4 percent against the first quarter of 2019, with reductions of 8.8 percent in gross fixed capital formation and of 7.5 percent of exports with respect to the first quarter of 2019. A further decline in economic activity is estimated for April, followed by a gradual recovery in economic activity starting in May. Overall, GDP will sharply decline in the first half of the year, more markedly in the second quarter than in the first quarter.

TABLE II.1: SUMMARY OF MACROECONOMIC FRAMEWORK BASED ON MACROECONOMIC TREND SCENARIO (1) (percentage variations, except where otherwise indicated)
	2019	2020	2021
GDP	0.3	-8.0	4.7
GDP deflator	0.9	1.0	1.4
Consumption deflator	0.5	-0.2	1.7
Nominal GDP	1.2	-7.1	6.1
Employment (FTEs) (2)	0.3	-6.5	3.4
Employment (labor force) (3)	0.6	-2.1	1.0
Unemployment rate	10,0	11.6	11.0
Current account balance (balance in % of GDP)	3.0	3.0	3.7
(1) Discrepancies, if any, are due to roundings.
(2) Employment expressed in terms of Full-time equivalent units.
(3) Number of employees based on the sample survey of the Continuous Labour Force Survey (CLFS).

The measures taken by the Government to contain the spread of COVID-19 and protect companies and employment will facilitate a resumption of economic activity

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as soon as the health crisis will be over. As a result, a partial GDP recovery is expected from the third quarter, which will continue until the end of the year. In order to mitigate the impact on the economic system and primarily to avoid the risk that this temporary shock could affect the country’s medium to long-term growth potential, the Government decisively intervened in support of companies and households, using all available channels.
In the macroeconomic trend scenario, for 2020 it is estimated that the economy will experience a drop in real GDP by 8 percentage points in raw terms. In 2021, a partial recovery of real GDP is projected to be equal to +4.7 percent.
II.2 MACROECONOMIC IMPACT OF THE GREEN AND INNOVATION DEAL
This paragraph provides a first quantitative assessment of the Green and Innovation Deal Plan (GRIND) which aims to bring the country on a path of economic and employment growth ensuring the sustainability of public finances. The Plan is based on the allocation of substantial resources in the 2020 Budget Law (L. No.160/2019), aimed at public investments and the promotion of private ones with particular attention to environmental sustainability, the efficiency and renovation of public and private buildings, as well as technological innovation in a perspective of economic resilience.
Public investments, especially those with high innovation content, are a key factor in promoting sustainable growth. Increasing investments can have positive effects on the level of economic activity in the short term and affect the growth potential of the economy in the medium to long term by opening up new opportunities for economic activity. These effects can be achieved building infrastructures and investing in education and scientific and technological research.
The measures contained in the Budget Law concerning the GRIND aim to increase public investments and to create and implement funds, tax credits and deductions that promote the increase of private ones. The quantitative evaluation was carried out using the dynamic general economic equilibrium model9 QUEST developed by the European Commission.10 The model is particularly suitable for this type of simulation due to its feature of incorporating a semi-endogenous growth mechanism. The simulation uses information about the resources allocated for the period 2020-2034 in terms of net balance to be financed contained in the Budget Law and its technical report. In the simulation it has been assumed that economic operators perceive the interventions adopted as permanent.

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9 This approach makes it possible to include supply-side effects related to an increase in public investment expenditures, since it explicitly takes into account the possible complementarity relationship between public and private capital in the firms’ production function. For a comparison with traditional econometric models, see F. Busetti, C. Giorgiantonio, G. Ivaldi, S. Mocetti, A. Notarpietro and P. Tommasino (2019, p. 8). ‘Capital and public investment in Italy: macroeconomic effects, measurement and regulatory weaknesses. Questioni di Economia e Finanza n.520, Bank of Italy.
10 The simulation is based on the multi-country version QUEST3 RD2018, developed by the European Commission for Italy. The model and general principles of the evaluations of structural policies are discussed in detail in the work of F. D’Auria, A. Pagano, M. Ratto and J. Varga (2009). ‘A comparison of structural reform scenarios across the EU member states – Simulation-based analysis using the QUEST model with endogenous growth’. Economic Papers 392, 2009, European Commission Directorate-General for Economic and Financial Affairs.

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The simulations are based on the data reported in Table II.2. In the period 2020-2034, appropriations for investments are assumed to record an average increase of 1.08 percent with respect to GDP. These appropriations would be allocated for direct public investments and incentives for private individuals:
•
direct public investments are infrastructure interventions by public administrations, such as road network maintenance and the reduction of hydrological risks. For the purposes of the simulation, expenditures on training and research shall also be considered as direct (intangible) public investments;[11]

•
indirect measures refer to i) incentives for private investments, i.e. funds for the Green New Deal; ii) tax credits and other incentives for companies;[12] (iii) tax deductions to renovate private properties.[13] To quantify the private investments activated by the programme, the following assumptions have been made: i) a leverage effect on investments equal to five times the resources allocated to the Green New Deal;[14] ii) an increase in private investments stemming endogenously from the introduction of incentives for companies;[15] iii) an impact of tax deductions on investments in line with the technical report to the Budget Law.[16]

It is assumed that direct public investments in training and research and a share of the investments induced by the Green New Deal Fund - that will also support programmes with an high technological and innovation content - will be more effective than the other investments covered by the simulation.17
Finally, it is assumed that the increase in public expenditure is initially deficit-financed while later a budgetary rule is introduced that gradually brings the ratio of public debt to GDP to its value in the baseline scenario (over the simulation

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11 Direct public investments are grafted into the model assuming an exogenous positive change of their amount. For these interventions we consider only the sums allocated in the Budget Law to be borne by the general government. On the other hand, the indirect effects of their possible complementarity with private investment, as in the case of public private partnership schemes, are not taken into account.
12 This item comprises, in addition to tax credits, appropriations for the so-called ‘Nuova Sabatini’ measure and for the ‘Cresci al Sud’ Fund.
13 It is assumed that the appropriations aimed at deductions and tax credits provided for in the Budget Law for 2020 also apply for the subsequent periods.
14 The investments induced by the ‘Green New Deal’ are grafted into the model as an exogenous positive change in investments equal to five times the resources allocated in the Budget Law and assuming that such investments generate high positive externalities on the economic system. This value is consistent with the so-called Juncker Plan. See on this point the methodology described in the document ‘EIF-EFSI multiplier calculation methodology’ (2019). EFSI Steering Commitee. The underlying hypothesis is that the GRIND targets interventions that attract resources in innovative sectors, in line with the European Fund for Strategic Investments (EFSI) plan. The goal is thus to calculate the maximum potential impact of the GRIND plan in analogy to EFSI.
15 Investments induced by corporate tax credits are generated endogenously by the model. For the impact of the so-called ‘Nuova Sabatini’ measure and for the ‘Cresci al Sud’ Fund, it is assumed that the allocated resources have a leverage effect on investments equal to five, as it is for the Green New Deal. The two measures are different in their objectives but employ similar financial instruments to reduce investment risks.
16 Additional investments induced by tax deductions are based on the technical report accompanying the Budget Law. Investments are grafted into the model assuming an exogenous positive change of their amount.
17 It is assumed that half of the investments supported by the Green New Deal have a greater effectiveness compared to other investments considered in the simulation. This assumption is incorporated into the model by proportionally increasing the investment efficiency parameter. See on this point the European Commission Country Report Italy 2020 (Box 3.1).

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horizon)18.  Part of the expenditures are self-financed over the simulation horizon because of the higher tax revenues that GDP growth entails.

TABLE II.2: AVERAGE ANNUAL EXPENDITURE ON PUBLIC INVESTMENTS AND INCENTIVES FOR PRIVATE INVESTMENTS
	2020-2024	2025-2029	2030-2034
Increase in average annual expenditure on GDP (%) (1)	0.62	1.25	1.37
of which
Green New Deal Fund	0.06	0.08	0.08
Direct public investments	0.21	0.34	0.34
Incentives for companies	0.22	0.44	0.44
Tax deductions	0.13	0.39	0.51
(1) When information is not available for the whole reference period (2020-2034) measures are assumed to be permanent on the basis of the last available value.
Source: L. 27 December 2019, No.160, Technical Report.

The results of the simulation are illustrated in Table II.3 and in Figure II.1. The increase in public and private investments induced by the measures leads to a gradual increase in GDP. In 2026, GDP would increase by 2.4 percent compared to the baseline scenario and by 5 percent in the long term, after fifteen years. This has to be considered as the additional potential growth triggered by the measures through increased capital accumulation and other indirect supply and demand effects.
An increase of public and private investments would strengthen the production system, leading to higher competitiveness and an increase of exports. At the same time, a stronger demand would have positive effects on imports, resulting in a slight deterioration of the balance of trade over the simulation horizon.

TABLE II.3: MACROECONOMIC EFFECTS (1) (percent deviations from the baseline scenario)
	2020	2021	2022	2023	2024	2025	2026	LT (2)
GDP	0.2	0.5	0.9	1.2	1.6	2.0	2.4	5.0
Consumption	-0.6	-0.9	-0.9	-0.7	-0.4	-0.1	0.2	2.7
Total investments	2.7	4.8	6.6	7.5	8.1	8.8	9.5	13.3
(1) GDP and components in volume (real values). (2) LT: long-term, it corresponds to the macroeconomic effects of the simulation after fifteen years. Source: MEF elaborations, QUEST model.

Figure II.1 shows the contribution to the additional GDP of the policy measures. All measures have an increasing impact over time, while their relative contribution is fairly constant. As of 2026, 25 percent of the increase in GDP is due to direct public investment, 16 percent to tax deductions, 22 percent to incentives for businesses and 37 percent to the Green New Deal, which is therefore the main source of stimulus.

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18 In particular, the model has a feedback rule that in each period generates a change in lump-sum taxes proportional to the observed deviations between the government debt ratio and its value in the baseline scenario. In making their choices, agents take into account the presence of the budgetary rule and the announced fiscal policy, both known to them. In dynamic general equilibrium model rational expectations determine forward-looking behaviors, unlike traditional econometric models where expectations are, instead, of backward-looking type and the dynamics of the main variables are not influenced by expectations about the future evolution of fiscal policy. For additional details on the budgetary rule, see F. D’Auria, A. Pagano, M. Ratto and J. Varga (2009). ‘A comparison of structural reform scenarios across the EU member states – Simulation-based analysis using the QUEST model with endogenous growth’. Economic Papers 392, 2009, European Commission Directorate-General for Economic and Financial Affairs.

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FIGURE II.1: CONTRIBUTIONS TO GDP OF THE MEASURES

Note: Percent deviations of GDP from the baseline scenario and relative contributions (direct and induced) of individual measures. Source: MEF elaborations, QUEST model.

The simulation shows that a sustained public investment plan, accompanied by incentives to increase private investments in technological innovation and environmental protection, could generate a significant increase in GDP against relatively low public expenditures. The high multiplicative effect of the expenditures is partly due to the raising efficiency of the production processes and partly to the capacity of incentives to mobilise private resources. Of course, the success of the plan depends on the ability to mobilise private resources and on the selection, planning and implementation of public works. Finally, with regard to sustainability, it should be noted that the programme it is initially deficit-financed and subsequently financed through increased revenues and the activation of the budgetary rule.

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III.	REFORM STRATEGY IN PRIORITY AREAS AND IMPLEMENTATION OF SPECIFIC RECOMMENDATIONS (CSR)
The ongoing epidemic crisis will have an effect on the economic growth of the country, which was already on a slow-recovery path. According to the European Commission and the main international organisations, the reasons for low economic performance stem from declining investment and productivity, in a context of high public debt and relatively high unemployment.
The structural issues that determine the low level of productivity observed in Italy affect most sectors and depend on a variety of factors: the sectoral specialisation of the Italian industry, an entrepreneurial model mainly based on micro and small enterprises with low propensity for innovation, a lack of skilled workers, an inefficient justice and public sector. To this should be added a high level of regulation and low competition in some service sectors and network industries.
The health emergency has prompted the government to implement a series of timely measures to support the economy. At the same time, the Government intends to decisively address the country’s structural weaknesses in order to return to sustained and inclusive growth and boost productivity, activating an ambitious and credible plan of structural reforms, with a medium to long-term horizon, aimed at raising growth potential paying attention to social and environmental concerns.
To this end, this Programme is organised on five areas of reform, closely linked and aligned with the Annual Sustainable Growth Strategy 2020 (AGS 2020) and the Recommendations addressed by the Council to Italy (CSR) in July 2019 and to the Euro Area (CSR-Euro Area) in December 2019.
As regards public finances, Italy has achieved significant improvements over the last two years, despite a social protection network enlargement. The COVID-19 epidemic will have a heavy legacy in terms of higher public debt, but the consolidation of public finance and development policies will have to resume as soon as the emergency is left behind. Continuing on this path will enable the implementation of policies to improve the environment and the innovation, increase human capital and boost public and private investment in the European context of the Green Deal.
This document has also been drafted taking into account the contribution of the Regions to the implementation of reforms at the local level (see details in Appendix) as well as dialogue with other actors such as stakeholders and social partners

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III.1	PRIORITY 1: SUSTAINABLE FINANCE, DEBT REDUCTION AND FISCAL POLICIES TO SUPPORT GROWTH
Priority area 1	A new tax system to support growth

A sustainable fiscal policy enhances credibility and contributes to reduce the risk premium on public debt, creating room for manoeuvre to improve infrastructures, support to the most disadvantaged and delivering public services in line with expectations. At the same time, decisive action should be taken on the taxation side. The Italian tax system is characterised by a high tax burden as well as a higher taxation on labour compared to consumption. This also weighs on tax evasion and complexity of the tax system: ensuring fairness and predictability of the system is therefore essential.
To achieve these objectives, action will be taken on:
•         A credible and rigorous public finance policy that combines the economic flexibility needed to cope with the emergency with a tough public debt reduction path.
•         Overall review of the tax system, to act on the structure of taxation and to design a fair tax system, based on the principle of progressiveness, simple and transparent taxation for citizens, favouring middle classes and families with children.
•         Combating tax evasion, to improve the tax system fairness and reduce the high burden on households and businesses fulfilling their tax obligations.
•         Valorisation of public assets, to stimulate investment and economic growth and reduce public debt.
•         Review of public expenditure, to free up resources necessary for debt reduction and improve Public Administrations’ expenditures.
These priority lines are included in the macro-economic stability pillar of ASGS 2020 and correspond to CSR No. 1 and Area-Euro CSRs No. 1 and 2.

A new pro-growth tax system
Tax relief is one of the most important components of the government program.
With the Budget Law for 2020 a first step towards this ambitious goal has been taken, sterilising 23.1 billion VAT and excise increases originally planned for January 2020 and financing the cutting of the tax wedge on labour, subsequently implemented with Legislative Decree No. 3/2020.19
Recently, within the framework of the D.L. ‘Relaunch’, the Government has decided to also deactivate all VAT and excise increases provided for as a safeguard clause.
The Recommendations of the European Commission call on Italy to review taxation, so to shift the tax burden from labour to other items. The structure and evolution of labour costs and wages are important elements in supporting household incomes and reducing inequalities. In Italy, in particular, the high tax wedge — an average of 48 percent of labour costs20 – represents a structural burden which

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19 D.L. No. 3 of 5 February 2020, converted with amendments to L. No. 21 of 2 April 2020.
20 The tax wedge is the sum of personal income tax on employees, including additional taxes, and social contributions payable by the employee and the employer. According to OECD data in 2019 it was 48 percent of the labour cost for a single worker, without children and with an average wage. The Italian tax wedge is the third highest among the OECD countries, surpassed only by Belgium and Germany.

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requires action to promote a higher degree of competitiveness for businesses, and offer a proportionate and fair wage to the worker.
To this end, as mentioned above, the Budget Law for 2020 set up a special Fund with a budget of 3 billion in 2020 (5 billion as of 2021) to increase the net amount that workers receive in payslip, at the same cost for the employer. The D.L. approved at the end of January21 allocated the three billion for 2020 to reduce the tax wedge on employees’ wages; these resources have been earmarked to redetermine the current ‘IRPEF Bonus’ of € 80 by increasing its amount and extending the range of recipients.
In fact, from 1st July 2020, the IRPEF Bonus will rise to a maximum of € 100 net per month and will be paid up to a total annual income of € 40,000, with an increase in the number of recipients from 11.7 to 16 million.22
The next step will be a comprehensive reform of direct and indirect taxation aimed at designing a fair, simple and transparent tax system for citizens, reducing in particular the tax burden on middle classes and families with children and accelerating the transition of the economic system to greater environmental and social sustainability. In the context of the reform, fiscal expenditure will also be streamlined and, in particular, environmentally harmful subsidies (SAD) will be reviewed, based on the results of the work of the Inter-ministerial Commission set up by the Budget Law for 2020. At the same time, fiscal choices will have to support industrial policy in the process of reconversion after the health crisis and accompany the change facilitating production in those sectors where the epidemiological emergency has shown a production gap against a clear need for national supplies.
The government’s decision to introduce, since January 2020, a Web tax is part of the fiscal measures aimed at pursuing efficiency and equity objective. The tax will affect digital businesses, which are often multinational companies, with a significant turnover in the country that, to date, are substantially able to escape taxation. The measure is temporary and will be eliminated as soon as internationally agreed rules are established to tax profits where they are actually realised.
The epidemiological crisis has accelerated the processes of digitalisation and increased the need to deal with the fiscal challenges posed by the digitalisation of the economy. In this perspective, the negotiation process that are continuing in the OECD, with the full support of the Italian Government, on the reform of the taxation of multinationals, including digital ones, is even more important. The G20 target is to sign, by the end of this year, a political agreement on the partial modification of the international allocation criteria of the corporate tax base to reduce the possibilities of profit shifting of multinational enterprises and the introduction of a minimum level of effective taxation for the same firms

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21 D.L. No. 3/2020.
22 In detail, the amount of € 100 per month (in addition to the current IRPEF Bonus) will be paid entirely below an income of € 28,000; above this threshold, the amount decreases to the value of € 80 corresponding to an income of € 35,000. After this level, the amount of the benefit continues to decrease to zero when income reaches € 40,000.

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Spending review
After the emergency, the Government will focus on defining a credible reduction path for public finance and will have to open financial space for new priorities that have emerged in supporting economic recovery, in a sustainable way for the environment and the society. The spending review is an instrument that rules budgetary planning, calling into question the previous allocation of expenditure also on the basis of its efficiency and effectiveness and allowing for the creation of margins for new interventions and to ensure the stability of accounts.
To fully achieve the objectives of the expenditure review, a broad time horizon is needed. Drawing from the current crisis the Government intends to launch a new phase of the spending review to reallocate and improve the efficiency of spending also in the light of the productivity gains achievable through digitisation and streamlining of bureaucratic procedures.
Moreover, through the re-engineering and integration of current information systems in support of the accounting processes, a more rapid alignment of the information needed for the analytical work to support the decisions will be possible, also with a view to a better allocation of expenditure.
Fight against tax evasion
The reduction of the tax gap is a priority objective of the Government. The fight against tax evasion allows the implementation of the constitutional principle that everyone must contribute to public expenditure according to their taxpaying capacity and ensure the vertical and horizontal fairness of the tax system: the Gini index, which measures inequality in income distribution, in the case of IRPEF evasion for self-employment and enterprise, is about 5 percent higher than in the case without tax evasion. This means that, taking into account data on evasion, the growth in inequality is much more marked than what emerges when looking at tax declarations only.
The objectives of reducing the tax gap will be pursued by overseeing the implementation of measures aimed at ensuring more effective action to combat tax evasion, already introduced with previous measures and which are deploying their effects. These include the introduction of synthetic reliability indices (ISA), the provision of the general obligation for electronic invoicing and the electronic transmission of charges.
More recently, Decree Law No. 124 of 26 October 2019, related to the Budget Law for 2020, provided for measures to tighten penalties for large tax evaders, to combat illegal labour supply and the circumvention of contractual rules on public contracts by fictitious cooperatives or enterprises (i.e. evading VAT and not paying withholding taxes on workers’ incomes), strengthening instruments to combat fraud in the fuel sector and combat evasion and illegality in the gaming sector.
The objective of reducing the tax gap will also be pursued through a continuous improvement in the analysis and use of available data, accelerated by the recent regulatory measures aimed at strengthening the Tax Agencies’ staff, the resources and instruments available, as well as the use of new technologies, including to carry out targeted controls.

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Acting simultaneously on the two levers – policy actions and efficiency of the financial administration’s performance - it will be possible to challenge and reduce the tax gap.
The Government will implement an overall strategy focusing primarily on:
i)
Improve the quality of controls carried out by the Financial Administration, including through a more effective use of international cooperation instruments; in particular, the use of data resulting from the automatic exchange of information, including Country-by-Country reporting system, the development of advanced analytical techniques and risk assessment of non-compliance and the monitoring of behaviour of ‘high tax risk’ taxpayers, will be optimised. These activities will exploit the potential deriving from the use of financial information contained in the Archive of financial reports and data deriving from the general introduction of electronic invoicing and the electronic transmission of charges that will allow to improve analyses and cross-checks between the different transactions declared by taxpayers and to monitor VAT payments. Improving the quality of controls will allow to increase the ability to ascertain the taxable incomes generated in the shadow economy and to strengthen activities aimed at preventing taxpayers from taking unfair advantage of the benefits provided to cope with adverse effects on the national economy followed to the COVID-19 epidemiological emergency.

ii)
Strengthen the effectiveness of tax collection. In addition to the ordinary procedures for collecting by tax roll, the implementation of the measures relating to the facilitated definition of the tax burdens entrusted to the recovery agent from 1 January 2000 to 31 December 2017 will be ensured. At the same time, the determination not to foresee new amnesties is confirmed, so avoiding that amnesties, by generating expectations about their recurrence, reduces the effectiveness of tax collection. Sophisticated techniques for analysing outstanding tax sums will be used in order to direct the collection activity primarily towards the most solvent debtors and credits that have the greatest chance of being collected, while safeguarding all debts entrusted to collection by adequate provisions capable of avoiding forfeiture and time-barring period. The average processing times for the notification of tax files and for the activation of precautionary and enforcement procedures will be optimised. In addition, the information exchange between the collecting agent and the tax or beneficiary entities will be improved, in order to ensure the timely updating and usability of all the collection status information, and an integrated management of requests made by taxpayers, through the progressive alignment of the different databases. In particular, in order to facilitate the collection process of tax and creditors institutions, they will be granted with a free access to the information relating to debtors in the Tax Register.

In addition, a strong impetus will be given to activities aimed at promoting voluntary compliance of taxpayers and preventing tax failures. In order to pursue these objectives, collaborative dialogue with taxpayers will be facilitated to support them in the declaratory and in the payment of taxes, optimising communications for the promotion of compliance and, in particular, those aimed at encouraging the disclosure of tax bases for direct taxes and VAT. For the preparation

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of such communications, databases will be fed by different flows of information, including the international automatic exchange of information and generalised electronic invoicing, integrated with the flows generated by the telematic transmission of fees related to transactions to final consumers. Moreover, the sending of such communications shall be carried out in an automated way, identifying the positions to be contacted through increasingly accurate selection mechanisms and verifying – using also data analysis tools — the effectiveness of actions aimed at promoting compliance. The activities of analysis and study of tax non-compliance will continue with the aim of identifying the greatest risks of non-compliant behaviour, in order to direct the prevention and law enforcement in an even more targeted way. The Synthetic Tax Reliability Index (ISA) will be updated to encourage greater compliance of small and medium-sized enterprises and self-employed.
The Government intends to achieve the objective of improving tax compliance also by encouraging the increased use of electronic payments, not only with a view to promoting the digitisation of business processes and the rationalisation of the obligations of VAT operators, but also by providing simplified solutions for the use of tax allowances or incentives. Taking into account the importance of the incentives in bringing out the convenience of the parties involved in the economic transaction to issue the invoice/receipt (and therefore telematic traceability for the purposes of VAT return), the fiscal decree had accelerated the introduction of the ‘lottery of receipts’, linked, in turn, to the introduction of the electronic transmission of charges. However, to cope with the health crisis, the introduction of these measures has been postponed. At the same time, however, the promotion of spontaneous fulfilment by taxpayers has been strengthened (see paragraph I.3 for details).
Reducing the costs of accepting debit and credit card payments is key to the spread of these payment instruments: to this end, the ‘Italia Cashless’ plan was launched, which is composed by several instruments including specific incentives for exhibitors and commercial activities. Voluntary cost reduction initiatives involve all actors in the banking commission sector: issuers of debit and credit cards, acquirers, payment circuits, application centres.
In addition to the ‘Italia Cashless’ Plan, a progressive reduction of the threshold for the use of cash has been envisaged in the fiscal decree.
The Government intends to complement these measures with concrete actions against international crimes, such as the tax evasion through the transfer of assets between companies belonging to different States, the illicit transfer of capital across borders, the fictitious residence abroad of individuals and companies, the establishment of permanent hidden organisations in Italy and the use of instrumental trusts and other mechanisms for evasive, elusive or fraud purposes. Interoperability of databases for carrying out risk analyses will allow synergies in the mapping of evasive phenomena. Moreover, the exchange of information with the Customs and Monopolies Agency will be fundamental in the fight against fraud and smuggling.
The fight against counterfeiting of trademarks, patents and industrial designs of Made in Italy will also be strengthened.

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State-owned enterprises
Almost four years after the entry into force of the ‘Single Text on State-owned enterprises’23, a careful work of monitoring and analysis of the impact of the new regulatory and organisational framework has been carried out. From this, the need for a review of the Single Text emerged in order to identify appropriate criteria for measuring the management capacity of public companies, aimed at ensuring efficiency recovery objectives. This in turn would positively reflect on the valorisation of the shareholdings held by public members, as well as on improving the quality of services and encouraging investments in infrastructures, namely the water network and installations aimed at the exploitation of waste within a circular economy. Appropriate and specific financial instruments will have to be identified to encourage investments in Southern Italy.
It is also necessary to carry out a regulatory review favouring the processes of corporate aggregation, which are now complicated by the legislation in force, and giving the necessary powers (including in the power of extraordinary administration in the event of serious irregularities) to the supervisory office established by Article 15 of the Single Text.
In this context, it is also necessary to clearly distinguish between the profiles of public interest of the regulatory discipline, relating to the central stages of the life of companies (constitution, maintenance, rationalisation, sale, extraordinary transactions such as aggregations), from those more strictly private, related to governance and management.
In order to promote greater institutional synergies, it is also intended to consolidate the collaboration with the National Anti-Corruption Authority, the Antitrust Authority and the Court of Auditors, while respecting the relative competences.
Valorisation of public assets
The valorisation of public assets continues to be an integral part of the government’s economic and budgetary strategy, both for the benefits of public finance related to the recovery of expenditure and for the reduction of public debt, as well as to improve efficiency in the management of the public assets themselves.
The valorisation policies are structured according to the nature of the assets and the type of instrument and involve all institutional levels, central and local. In addition to the direct valorisations, which are implemented through sale on the market or transfer to real estate funds, operations are carried out both to manage real estate assets more efficiently (rationalisation of spaces, leases) and to transfer to the regional and local government real estates no longer useful for institutional purposes.
In addition, the valorisation policies give an important role to public assets in stimulating public and private investments, as evidenced by the strategic guidelines

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23 Lgs.D. No. 175/2016. It regulated the conditions that legitimate the constitution and maintenance of public shareholdings, laid down specific procedures for the ‘extraordinary review’ and ‘periodic rationalisation’ of the holdings held by public administrations and established, at the Ministry of Economy and Finance, a dedicated structure for guidance, monitoring and control on the correct implementation of the reform.

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of the State Property Agency24, as well as to the sector of eco-sustainable construction, as in the case of Defence sector25.
In relation to the direct valorisation (transfer to market or to real estate funds), on the basis of the Special Disposal Plan, provided for by the Budget Law for 2019 and adopted with the Prime Ministerial Decree of 10 July 2019, the State Property Agency is continuing in the sale of real estate assets included in the Real Estate Disposal Programme identified by the Ministerial Decree of 28 June 2019, also intensifying the interlocutions with Cassa Depositi e Prestiti (CDP). On its turn, INVIMIT SGR is in the process of marketing the shares of ‘Convivio’, first compartment of the real estate AIF ‘i3 — Dante’26, and of approximately 120 million in buildings with accounting effects, linked to the signing of the notarial acts, which may also occur in the course of 2021.

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24 The State Property Agency, in reference to the assets in management but also in the role of support to the other Public Owners, will seek to implement some strategic guidelines such as: i) the planning of integrated measures for the conversion of non-instrumental public assets in the response to social infrastructure needs, also related to the COVID-19 emergency (social housing, health building, school building); ii) the implementation of a plan for the regeneration of the public patrimony aimed at contributing to the realisation of the Green New Deal through interventions of seismic adjustment, structural safety, environmental quality and energy efficiency – also through the use by the State Property Agency of the resources allocated by the fund referred to in art. 1 co. 14 and 15 L. No. 160/2019 (Budget Law for 2020), as well as making operational the Structure for the design of public goods and buildings, for the establishment and management of the public authorities; iii) the implementation of a technology investment and digitisation programme on public buildings with the aim of increasing the knowledge and efficiency of management and maintenance; iv) the reallocation of resources, aimed at coordinating with the work and phases of Community and national programming, including a NOP linked to the exploitation of public goods, including specific actions. Finally, further objectives of action can be defined with reference to the theme of the digital revolution, also in line with the plan ‘Shaping Europe digital future’ approved by the European Commission.
25 In the field of eco-sustainable building, it must be highlighted the work of upgrading and revising the defence infrastructure park in terms of valorisation, redevelopment and new building, according to innovative construction criteria of low environmental impact and reduced maintenance cost.
26 Invimit, a wholly owned company by the Ministry of Economy and Finance, obtained a permit from Consob in February for the commencement of marketing. The Fund is mainly located in the central areas of the major cities in Italy, which are able to provide an adequate return on the requirements of professional investors. The profits generated by the sale of the shares of the funds INVIMIT may be accounted for as net borrowing. Binding quota bids must be made no later than 29 July 2020 and they may be bought by professional investors.

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III.2 PRIORITY NO. 2: LABOUR MARKET, EDUCATION AND SKILLS
Priority area 2	Labour market, education and skills

Italy’s productivity deficit is partly due to a lack of skills and a gap between available skills and business needs (skill mismatch). Italy also has one of the lowest female employment rates in Europe and a high youth unemployment. We therefore need to take steps forward in the job search system and in training programmes to improve employment prospects and reduce the skill mismatch, with a particular focus on territorial divides.
The Government is committed to address these challenges with policies that include:
•         Economic support to employment through strengthened social safety nets and support for businesses, self-employed workers and professionals.
•         The strengthening of active labour market policies (ALMPs), including through the monitoring of the results of the Citizenship Income (CI).
•         The completion of the upgrading of the operation of the Public Employment services (PESs) by strengthening their coordination, including with a view to disseminating best practice.
•         Promoting decentralised bargaining as part of a comprehensive reorganisation of bargaining levels, in order to achieve a better alignment of wages and productivity within a system of multi-level collective bargaining.
•         Gender mainstreaming policies to promote gender equality.
•         Policies to promote better work-life reconciliation.
•         Overcoming the vulnerabilities of the educational system, including in terms of tangible and intangible infrastructure.
•         The enhancement of lifelong learning, in particular tertiary education and its link with the territory.
•         Strengthening the system of prevention and protection of health and safety at work.
These priority lines form part of the ‘Productivity’ pillar set out in the ASGS 2020 and respond to CSR No. 2 and the Euro Area CSRs No. 1 and 3.

Active labour policies and employment centres
As noted by the latest figures published by ISTAT, the employment rate is 57.9 percent in April 2020, down by 1.1 p.p. compared to April 2019 (corresponding to a reduction of 497,000 persons in the number of employees, equal to 2.1 percent). Comparing the first four months of 2020 with the same period in 2019, there is a decrease by 166,000 in employment, equal to 0.7 percent. The decline in employment is concentrated in fixed-term and independent employment, which are the first effects of the COVID-19 emergency, despite the employment support measures launched during the emergency. The effects of the crisis can be seen in the inactive component of the labour market: as a result of the measures for social distancing and the closure of many activities, those who were unemployed had to stop looking for a job, while transiting through inactivity. As a result, the inactivity rate stood at 38.1 percent in April 2020, the peak since June 2011 and 4.0 p.p. higher than in April 2019. With reference to the 15-24 age component, over the February-April 2020 period the number of inactive people rose by 224,000 and the inactivity rate reached 78.6 percent, the highest since the start of the monthly series in 2004 with an increase of 5.4 points since April 2019. The unemployment rate decreased to 6.3 percent in April 2020, 3.9 p.p. lower than in April 2019. The 15-24 age group recorded in April 2020 an unemployment rate of 20.3 percent with

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a reduction of 10.1 p.p. compared with April 2019. In this context, taking into account the policies envisaged in the CSRs and in view of the implementation of a new growth paradigm based on sustainability, the Government, in addition to the emergency measures described in Chapter I considers it as a priority on a structural level, to implement an enhancement of services and labour policies, in order to improve the employment and employability of people, especially young people (in particular, NEETs), women and vulnerable groups, as well as to fight against poverty. This will lead to the completion of the labour market modernisation process launched last year with different regulatory instruments, in particular with the introduction of the CI27.
This strategy includes the implementation of the special Plan for strengthening PESs and ALMPs, which is a political priority of the Government’s Programme consisting of an investment plan for the upgrading of the network of employment- and social services. This will mainly be done through the upgrading of staff of PESs (with 11,600 recruitments over the three years), as well as infrastructural interventions. The plan was updated by a Decree of the Minister for Labour and Social Policy (in the course of registration at the Court of Auditors), dated 22 May 2020 after the agreement at the State-Region Conference. With the update, the content of strengthening the infrastructure of PESs has been defined: in the face of the extraordinary increase in staff (which will be more than doubled within a three year period), it is clearly necessary for the territories to have new and appropriate structures; but in such a dynamic framework, investment is also needed in staff training, information systems, the setting up of a National Network of Labour Market Observatories and in the communication to citizens on the services provided by PESs. The second phase of investment in ALMPs, as provided for in the Decree Law establishing the CI, is opened, in order to achieve the objective - shared by the European Union on a number of occasions - of active inclusion and collective well-being, in line with the European Pillar of Social Rights. This requires an efficient system of provision of services, both to integrate people into the labour market or into school-work transition courses, as well as for the provision of personalised social services that effectively involve needy people. This includes actions to promote a greater participation of women to the labour market and the reduction of the gender gap - which remains one of the highest in the European Union - in addition to the upgrading of childcare services and the protection of family caregivers.
As of 1 March 2020, 65,302 beneficiaries of the CI - equal to 20 percent of the beneficiaries who signed the Service Pact at PESs - were hired. About 62 percent of the signed contracts were with fixed-term and 18 per open-ended. The remaining 20 percent appears to have been taken with ‘other contracts’, including the temporary work-agency, project work relationships and other short-term contracts. The distribution by educational attainment shows that the beneficiaries of the CI with at most the lower-secondary attainment level - equal to 67 percent of those who are sent to PESs - account for more than half of those who have signed a work contract.

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27 Decree-Law No. 4/2019.

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The Government intends to make full use of the two digital platforms provided by the CI for the management of both the Work Pact and the Social Inclusion Pact, also taking into account the impact of the epidemiological crisis (see the ‘Cura Italia’ and ‘Relaunch’ Decrees in Paragraph I.3). Indeed, it is necessary to develop organisational models, skills and tools to improve local Authorities’ ability to cooperate and implement what is foreseen in the mentioned Pacts. In this context, particular attention will also be paid to the operation of the GEPI platform28 coordinating Municipal Authorities in order to manage the verification of the CI requirements and obligations.
In addition, the Government will pursue the outstanding trial launched on the individual relocation allowance (‘assegno di ricollocazione’) as an ALMP measure implemented at local level through the public/private network of employment services.
Among social inclusion and job protection measures, the so-called ‘Rider’ Decree29 provides for an extension of the scope of the regulatory framework on dependent work relationships as well social security and welfare protection to project work relationships with personal and continuous tasks organised through digital platforms.
Decentralised bargaining and revision of bargaining levels
Starting with the 2016 Stability Law, the cut of the taxation of productivity-related wage component which applies the 10 percent tax rate on a gross productivity premium of € 3,000. This is supplemented by a reduction of 20 percent for employers and total for employees in the case of the equal workers’ involvement in work organisation. In April 2020, existing firm and territorial agreements currently in force amounted to 11,142. On the total, the impact of company bargaining was 76 percent, compared to 24 percent of territorial bargaining. As regards the purposes (which may also coexist in the same contract), approximately 8,600 agreements were aimed to achieve productivity targets, 6,300 provided for firm welfare measures and about 1,300 foresaw a participation plan. About1,800 agreements are valid for the purposes of the reduction both in taxation and in contributions. Furthermore, 800 agreements on the total are valid only for the purposes of the reduction in contributions. The number of workers involved in decentralised bargaining was 2.5 million30, of which only around 12 percent was covered by territorial bargaining.
The support measures for decentralised bargaining are part of a larger project to strengthen national collective bargaining and to integrate different areas and levels of bargaining, also in order to reduce the contractual dumping. This also includes the proposal to establish a minimum wage as a tool to support wage purchasing power and a vector for the protection and strengthening of national

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28 Management of Social Inclusion Pacts https://www.lavoro.gov.it/redditodicittadinanza/Piattaforma-GePI/Pagine/default.aspx.
29 D.L. No. 101/2019.
30 The figure was 3.7 million in December 2019. This seems to be consistent with the literature. See F. D’Amuri, R. Nizzi, ‘Recent developments in industrial relations in Italy’, Questioni di Economia e Finanza, No. 416/2017. It shows that, in 2016, approximately 40 percent of workers in firms with more than 20 employees were also covered by firm bargaining.

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collective bargaining in the weakest sectors with the low unionisation rate, in which the decentralised bargaining does play structurally no role.
Following the same rationale, an action to promote dialogue with the Social Partners, including through the reform of Trade Union representativeness, should be pursued. In this context, we the also mention the signing in September 2019 of the Representativeness Agreement between the INPS, the National Labour Inspectorate and the Social Partners, which implements the Representativeness Single Text subscribed in 2014 and amended in 2017.
The National Labour Market Observatory will also be established to monitor the labour market.
Also through dialogue with the Social and Institutional Partners, a number of interventions on safety at workplaces will be promoted, including the implementation of a special plan launched with the establishment last September of a special task force31 on the subject. The aim is to fully implement and update the Single Text on health and safety at work, especially in the post-pandemic phase. At this aim, strategies related to effective biological risk prevention and health surveillance management to be put in place to address the COVID-19 epidemiological emergency and to ensure a gradual completely safe resumption of economic activity have been developed.
The health needs that emerged during the pandemic crisis have highlighted the necessity for the adjustment of working time and the introduction of new ways to perform working tasks reconciling health needs, flexibility and productivity (see Paragraph I.3). To respond to these needs, smart work has been encouraged and the ‘New Skills Fund’ enabling Social Partners to arrange specific working time adjustments which part of the working time is devoted to specific training courses through. Not-worked hours provided for training shall be charged to the public purse, including trainers’ social security contributions and compensation.
In the public sector, it is intended to capture and exploit the opportunity of the 2019-2021 collective bargaining for public employees, by recovering the physiological three-year negotiation length. To this end, € 3.37 billion has already been allocated in the Budget Law for 2020 for the funding of renewals for the 2019-21 period for both the ARAN and the public law staff (i.e. Armed Forces, Police Force, Fire Brigades, Prefects and Diplomatic Service staff). In this context, the financial issue will obviously also be central to the opening of the negotiations, as already remarked in the meetings held between the Government and the Social Partners.
Policies to eliminate gender gaps
The priority objectives defined by the Government include policies to strengthen women’s labour market participation and respect for the Constitutional principle of gender wage equality.
With this in mind, the Government’s commitment to the elimination of gender gaps has been made explicit since its inception and has been given concrete

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31 The table involves the Ministry for Labour and Social Protection (MLPS), INPS, the National Labour Inspectorate (INL), Confindustria, CGIL, CISL and UIL.

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expression in several measures of the Budget Law in the form of incentives for female employment and several forms of maternity support (see Priority No. 3 on work-life balance policies). These measures will be reinforced by a three-year extension of the contribution reduction, by strengthening it in areas where the level of female employment is the greatest (as announced in the 2030 South Plan). The Government’s objectives also include the strengthening of the existing pay transparency instruments in Italy (see article 46 of the Equal Opportunities Code approved through the Legislative Decree No. 198 of 2006), in order to eliminate the gender pay gap due to gender discrimination. This is also in line with the recent statement by the European Commission in the new ‘2020-2025 European Strategy for Gender Equality’ of introducing binding measures in favour of wage transparency by 2020.
Action to promote women’s full participation in decision-making and economic and political life, including leadership will also continue in line with the Budget Law for 2020. It extends from three to six mandates in which, for the apical organs of listed companies, the provisions on the protection of the less represented gender are applied. Furthermore, the Decree reinforces the distribution criterion of executives and supervisory body members, in order to ensure gender balance.
Education and training system
The international health crisis has provided the educational system with hitherto unprecedented challenges on multiple operational fronts. The need to ensure the continuation of the school year for all students has meant that e-learning has become the main focus of operational attention, to be carried out - in a first intervention phase - in accordance with different forms and instruments for each autonomous school institute, albeit on the basis of precise methodological and organisational aspects envisaged by the Central Administration. The need to offer students in all schools in Italy the opportunity to benefit from e-learning by reducing as much as possible the digital divide, which has required detailed interventions. These are aimed at ensuring - through specific funding actions - the purchase of technological tools, increased connectivity, the increase of technical staff in primary education and the planning of a new training for teaching staff. In addition, important resources have been allocated to ensure the safe future resumption of school activities (see Paragraph I.3).
Among the actions taken to respond to the emergency challenge, the resources for the Plan for Education - in the context of the Ultra-Wideband Plan - increased to € 400 million from 200 million previously allocated, and action was taken to strengthen schools’ connectivity by bringing ultra-wideband broadband into more than 32,000 institutions. Within two years, all State schools above and across the national territory will be connected with 1 Gbps fibre optic connections, which are necessary for the adoption of systemic e-learning forms. The same is foreseen for primary and nursery schools in the so-called ‘white areas’. Connectivity will be free of charge for 5 years including network maintenance. There are also vouchers for households which will be of two types according to their income bracket: a maximum contribution of € 200 is foreseen for fast connections for households with an ISEE index over € 20,000 and a maximum contribution of € 500 for fast

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connections and for the purchase of tablets and PCs for households with an ISEE index under € 20,000.
With regard to future school years, in the uncertainty dictated by the possibility that the health emergency is likely to reoccur cyclically, it is the task of the Government to continue to strengthen the complex structure of interventions that has so far ensured e-learning by transferring the measures taken as a matter of urgency into sound system policies for all educational levels. These policies should continue to include and strengthen the following measures:
•	continuous training of teaching staff on new means, technological tools and, above all, the application of information and communication technologies to teaching, of which e learning is a key element;
•
continuous training of ATA[32] staff for the upgrading of all educational activities, but also of administrative staff, which individual educational institutions shall provide in electronic form, and thus also remotely, with benefits for users;

•
enhanced connectivity throughout the Country, in particular in school institutions located in the areas still lacking adequate network coverage and upgrading connectivity to 10 Gbps for larger school institutes;

•
increasing the advanced technological equipment of each autonomous school institutions, in order to reduce the gap for households in economic difficulties, which have increased exponentially in number as a result of the health crisis;

•
the implementation of a proprietary digital platform for digital teaching. In addition, the epidemiological emergency has sharpened the direct and indirect effects on the school population of other well-known problems related to the national educational system which are set out below;

•
the establishment of a fund for the deployment and implementation of technological innovation and digitalisation in the educational context through interventions aimed at the creation and drafting of on-the-web available teaching material and the development of new teaching technologies (such as virtual and augmented reality or artificial intelligence and robotics). The opportunity to also involve start-ups in the edutech field will be assessed and trials underway throughout the Country will be exploited.

The problem of early school leaving is important for our Country and is very diversified across the Country and in relation to the different levels of school and course types. Although the phenomenon has been declining slightly in recent years, it remains pervasive and structural. The Government has identified areas of social exclusion characterised by educational child poverty and early school leaving, as well as a high rate of youth crime. These areas are part of the planned actions of the 2014-2020 Education PON, which is also intended to be strengthened in the 2021-2027 next programming period. The resources allocated will be used to set up learning environments which are more appropriate in terms of both structural and related to the availability of technological equipment, but will also be used to launch methodological experiments aimed at renewing the teaching of subjects. In particular, the following actions will be promoted:

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32 This is the technical staff employed in school institutions.

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•	the development of the 0-6 year segment, which is particularly relevant to ensuring equal educational opportunities;
•	educational projects to promote inclusion and the fight against early school leaving and educational poverty;
•
initiatives to enable the participation of schools in projects with an European and an international dimension, as well as the establishment of relationships with school institutions in other Countries, including study abroad and mobility programmes for both students and the teaching staff;

•	initiatives to improve the knowledge of foreign cultures and languages, starting from nursery and primary schools.
With regard to the structural equipment, there are major problems with regard to school buildings in the areas affected by natural disasters, but also in all other Italian Regions. In order to ensure the security of the building stock, the Government has allocated important resources, also devoted for the development of the design phase.
With the pilot-projects of the first Plan for School Buildings – implemented through contributions by the EIB and CDP - more than 6,000 operations were carried out throughout Italy, with a total investment of around € 2.6 billion. They concern the seismic adaptation, the securing and maintenance of existing buildings and the construction of new school buildings throughout the Country, with cutting-edge classrooms, innovative laboratories and efficient energy consumption. For this first Plan, 80 percent of the projects have been concluded, while the second Plan with resources amounting to more than € 3 billion for more than 3,000 interventions is being implemented.
This is additional to resources already provided for in the Budget Law for 2020 (for details see the attached fact sheet in the Annex). In the same way, the ‘Recovery’ Decree provides for simpler and faster mechanisms to access to school building loans granted by the EIB (see Paragraph I.3).
Italy is seen as a leading Country within the G20 by having paved the way for a cross-cutting inclusion model (i.e. the possibility that diversity in skills is not an obstacle in terms of inclusion and integration). However, there are many problems in this respect: support teaching vacancies, not cross-cutting inclusion-friendly school communities and not well-trained support teachers which are therefore waiting to be hired on a permanent basis.
The educational inclusion covers the construction of learning environments in which each pupil can exploit his/her potential, including with regard to pupils with high potential, who need teaching strategies consistent with their special conditions. With regard to pupils with disabilities or with specific learning disabilities or with situations of socio-economic, linguistic or cultural disadvantages, all instruments provided for by the Legislative Decree No. 66/2017 will be used. In order to ensure higher educational continuity for disabled students, measures will be taken to increase the number of permanent support teachers, including through the stabilisation of a substantial proportion of support teaching jobs, to be achieved by enlarging the number of permanent jobs and by reducing the number of actual jobs. Thus, the number of jobs in derogation will be reduced. The specialisation courses on support teaching will be launched on a continuous basis and annually and training initiatives will be undertaken to equip open-ended teachers with inclusive

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teaching skills and methodology. To address this issue, the Observatory on Inclusion has been reactivated and € 5 million has been allocated not only for the training of support teachers, but also for the training of school staff in general.
In order to better characterise the school system, a revision of the criteria for the number of classes provided for in the Presidential Decree No. 81/2009 is unavoidable, in order to ensure a better balance between the teaching and staff-related organisational needs, including in order to avoid the phenomenon of so-called ‘henhouses classrooms’ and to free up resources that enable education institutions to be fully and properly used, by means of flexibility instruments (i.e. breaking down classes into different groups according to learning level, learning recovery needs, as well as an individualised and personalised approach through the student’s curriculum) and of the staff of autonomous school institutions. The identity of the student, the different habits and their multiple potentials and capabilities should be exploited.
Precisely because the education is an institution, full-time education and better conditions in classrooms need to be ensured throughout Italy. Supernumerary classes, dilapidated structures, excessive numbers and disabled students without a trained support find an obstacle in the needed innovation objective. Actions will be taken to promote and disseminate methodologies that overcome frontal lessons and give preference to a direct participation by students in knowledge development.
Education innovation is the key factor in revitalising the education system and the starting point to place the students at the centre of their school experience. The latter must then move towards smart digitalisation: it is necessary to form children that are not only able to adapt to change, but also to guide it. In this regard, it is also important to focus on lifelong learning.
The establishment of teaching enabling pathways for the primary and secondary education - drawing on the previous experience of cooperation between educational and academic institutions, but, above all, being aimed at achieving by participants precise educational, teaching, disciplinary and teaching standards, including with regard to the ability to use ICT (also for teaching purposes) - is of decisive importance. From this point of view, an example of excellence is provided by bachelor’s degree courses in Primary Education, aimed at achieving the qualification for nursery and primary schools. These mentioned education levels have provided for over 20 years for the possibility to experience the value of synergies between academic background and field trials in classrooms.
However, an adequate initial training is not sufficient to address the educational challenges of an evolving society. According to the current legislation and the guidelines set out in the National Plan for Teachers’ Training, in order to ensure the effectiveness of earning paths, the training of teaching staff must be compulsory, permanent and structural, in order to update the educational response to the demand by new generations, increasingly characterised by the search for quality combined with innovation elements. It is therefore necessary for teaching and educational staff to define, within the new work agreement, the compulsory total annual teaching hours and to ensure, by means of appropriate monitoring, the quality of the offer, with a view to improving and increasing the quality of teaching staff. The same applies to the administrative staff of school institutions, which are particularly concerned by innovations in management processes through new technologies. To this end, provisions will be made to

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guarantee to each profile a practical and specific training within their areas of competence.
Finally, in order to make the best use of and support school management throughout the course of their professional careers, the current model of performance assessment and training procedures will be re-configured on the basis of experience at local level.
New measures are underway to accelerate the digitisation process through the implementation of innovative learning environments provided by appropriate technological solutions and digital devices for teaching, the enhancement of training of teachers, school staff and students on digital innovation issues and the adoption of innovative teaching methodologies integrated with new technologies. Digital innovation constitutes an essential element supporting the process of simplification, dematerialisation, redefinition and improvement of the administrative activity not only of the autonomous school institutions, but also of the Central Administration. Actions will be taken to reduce the workload of education institutions through rationalisation: i) of the several detection platforms which each subject interacts with the Central Administration through; ii) of staff career management procedures, implementing a single system covering the management of employees since hiring by the Administration; iii) of ordinary and extraordinary mobility procedures; iv) of continuous training until work termination.
It will be a priority commitment to adjust the National Digital School Plan to new scenarios and strengthen the actions targeted directly at school institutions, to achieve a full development of students’ digital skills, but also of the whole school system in line with the EU’s digital skill framework. Based on the latest March 2020 survey of the Digital School Observatory, in about 81.1 percent of school institutions teachers use digital content in teaching, while 78.44 percent of schools adopt innovative teaching methodologies (i.e. robotics, electronics and computational thinking).
As regards the sustainability objective, a number of initiatives will be implemented - some of which have already been launched - in cooperation with enterprises, for example, on the energy balance of school buildings, students’ training in new renewable technologies, the use of funding and the resources for former school-job transition and new orientation paths in schools with a green trajectory and environmental sustainability.
Finally, the fight against temporary work and a more linear recruitment system will be crucial.
In the Decree on the reduction of temporary employment in the educational sector and public research bodies33, the path chosen by the Government and agreed with the Trade Unions has developed along two main lines of intervention: holding ordinary competitions and an extraordinary competition for a secondary school reserved to staff with at least three years’ service, together with an extraordinary enabling procedure. The number of jobs devoted to competition proceedings was then extended by means of the ‘Recovery’ Decree (see Paragraph I.3)

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33 D.L. No. 126/2019 (cvt. with L. No. 159/2019).

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After 16 years, a new competition for Catholic religion teachers is also opened. The call will reward the previous work experience, recognising a score for the service performed and providing a reserve of jobs.
The Decree also addressed other sensitive subjects for continuity of teaching, as requested by students and families, by providing for the continued employment for 5 years in the same school institution which the newly employed teachers was assigned to. The coding procedure is strengthened in teachers’ initial training and all school staff will be further excluded exclusion from the biometric attendance management.
Given the need to develop digital skills - with particular regard to computational thinking, the critical and conscious use of social networks and media, as well as the generation of links with the world of work - the coding in training should also be targeted at students to facilitate the development of such skills since an early age, in order to enable a positive future impact in society as individuals, citizens and professionals.
In addition, it will also act on auxiliary staff by internalising cleaning services and other ancillary services in all schools, as well as by stabilising their staff.
The Decree Law No. 26/2019 took action, in addition to the primary and secondary schools, also on Universities with specific measures for the temporary staff of public research bodies. Special recognition will be given to the experience gained in the different areas of Italian scientific research. In addition, the duration of the national scientific enabling procedure was increased from 6 to 9 years.
Italian spending on tertiary education is around 30 percent lower than the OECD average. The proportion of tertiary educated Italians aged 25-34 with is much lower than in most OECD countries despite some recent improvements. At the same time, there is a significant skill mismatch. These figures show the urgency of targeted interventions to increase the number of graduates responding to labour market needs, in a context of significant territorial and household income disparities. The Budget Law for 2020 increased grants for study grants by € 31 million for 2020 to support the university study right.
A crucial step forward has been made in the past years by shifting the focus on the quality of research and the capacity of each educational institution to welcome students. Some positive results have been achieved and the interactions between the University and businesses have increased. In addition to ITS34 institutions introduced in 2010, Universities can create ad hoc programmes, the so-called ‘Professional Degrees’, since 2018. These latter make it possible to adapt lessons and learning to the needs of the labour market.
Global challenges require a reduction of unnecessary fragmentation and duplications and the need for coordination of the Country’s research activities. To this end, the National Research Agency is to be set up to coordinate and monitor activities carried out by Universities, public and private research bodies and institutes, enhancing synergy, cooperation and integration between them and with the institutions and the economic and production system in relation to the national research and innovation policy guidelines and objectives.

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34 ITS is the higher technical path aimed at enhancing the high technological education.

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With regard to the Higher Art and Music Education Training (AFAM), the aim is to preserve, strengthen and enhance this institution, by transforming it permanently into a stable tertiary organisation, in order to allow for a radical renewal in accordance with its prestigious history and specific disciplinary nature.
As regards vocational training, the aim is to increase the synergy of education and training systems with the labour market, by improving their quality through processes for recognising all competences, adapting curricula, helping students to transit from education to work also through the use of learning systems such as the dual system or the enhancement of apprenticeship. The aim is to reduce phenomena such as early school/training leaving/dispersion, facilitating the access to training and employment for young people, in line with individual vocations and the needs of the labour market.
Finally, it will also be relevant to encourage non-formal education, which takes place outside the formal system, in everybody pursuing educational and training purposes, including volunteering, civil service, private individuals and businesses. Behavioural development and lessons learned also in other fields of education represent a value added in youth development and a social and labour market integration path.

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III.3	PRIORITY NO. 3: SOCIAL POLICIES, SUPPORT TO FAMILIES AND THE FIGHT AGAINST POVERTY
Priority area 3	Social policies, support to families and the fight against poverty

Social and family support policies have been considerably strengthened in recent years. It is now necessary to include them in a comprehensive and coherent framework to improve social cohesion, intergenerational solidarity and the reconciliation of living and working times. It is also necessary to provide a better quality of daily life and urban planning allowing regeneration and upgrading especially of peripheral areas. The emergency has also highlighted the need to strengthen the education, assistance, healthcare and the general system of the public service throughout the Country, so that all citizens enjoy the same quality of services.
The Government is committed to action on this front with policies including:
•         Short-term measures to support households during the emergency phase: in order to meet the needs of households with children, the Government introduced special leave for families with children and, in alternative, the ‘Babysitting’ tax credit, and also provided for an extension of the pool of beneficiaries of the family card to households with at least one child.
•         Introduction of a Structural and Integrated Plan for Family Policies (‘Family Act’). A universal child allowance will be gradually introduced, in line with public finance objectives, policies to support children’s education will be promoted, and a review of parental leave will be undertaken with a view to sharing caring responsibilities between men and women and a better work-life balance; the promotion of female employment, as well as young people’s autonomy and initiative will be pursued.
•         The adoption of a coherent regulation (‘Code’) on disability, which aims to redesign the system of protection and social work and education inclusion of disabled persons, and to make the process of granting benefits more efficient.
•         Strengthening the sustainability of the social security system and of supplementary pension provision. There will be a need for careful reflection on the whole system, in order to ensure its long-term sustainability and to limit its impact on the General Government debt.
•         Development of the system of services and social interventions from the measures provided for in the context of the Citizenship Income (CI), in order to promote social cohesion and ensure adequate support for those people experiencing social difficulties, by achieving the integration of economic support and adherence to a personalised inclusion project.
•         Redevelopment of urban contexts and their liveability and security.
•         Health. The emergency has shown the importance of the sector for the Country and how many areas for improvement can be achieved in terms of facilities and instruments, both in terms of research and of health personnel.
These priorities are included in the ‘Equality’ pillar referred to in the ASGS 2020 and respond to the CSR No. 2 and the Area Euro CSR No. 3.

Structural and integrated plan of family policies - Family Act
Generally, Italy has been suffering from a severe demographic crisis for several years. In terms of fertility, with 1.29 children per woman, our Country is well below the average of 1.56 in the European Union35. Overcoming this condition is a matter of major national concern. For this reason, it is necessary to introduce multiannual

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35 According to the latest Eurostat data.

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strategies to comprehensively address the issue, by analysing all aspects that have contributed to this phenomenon. The Government has approved a draft bill, the Family Act, enabling the Government to take measures to support and promote households.
Government interventions must be aimed at supporting, consistently with public finance objectives, the fertility rate with economic support which is not limited to the early years of life, but prolonged until the young person will acquire economic independence from the family of origin. It is about investing in families and children, as a common good able to generate human, social and economic value.
In particular, by implementing the delegations provided for by the Family Act, the Government will have to comply with the following principles and criteria: i) ensuring the universal application of economic benefits according to progressivity criteria (based on the ISEE index), taking also into account the number of dependent daughters or children; ii) to promote gender equality within families by enhancing female employment, particularly in the Southern Regions of Italy; iii) to stress the social value of children’s education and learning activities, including non-formal learning, through the recognition of tax reliefs, exemptions, deductions from tax bases or from tax on expenditure incurred by households or through the provision for a tax credit or a targeted bonus; iv) providing for the introduction of organisational, communication and simplification measures to facilitate access to, and the identification of, services by households.
The main deadlines for the adoption of each enabled decrees under the Family Act are: i) the adoption, within 12 months, of a legislative decree establishing the universal allowance reorganising and simplifying economic support measures for dependent daughter and children, as well as ii) one or more legislative decrees for the establishment and reorganisation of measures to support daughters and children’s education. In addition, iii) within 24 months of the entry into force of the law, one or more legislative decrees to strengthen, restructure, harmonise and strengthen the parental leave regulatory framework, incentives for female employment and measures to support families for daughter and children’s education and the achievement of their financial autonomy. These objectives must be achieved through a support which is essential for all families with children irrespective of their parents’ job, and not only as measures to fight against poverty targeted the poorest. To that end, the measures must extend to both civil servants and private employees and to the self-employed, especially because, currently, self-employed workers without any form of maternity protection are the first to exit from the labour market at child’s birth. It will be necessary to undertake a joint reflection with all the involved Partners, from the State to private entities and to the special Social Security institutions for professionals (the so-called ‘Casse Previdenziali’). In this context, an important role can be played not only by the State but also by all the voluntary structures belonging to the third sector and which could intervene and support parents in such delicate circumstances together with Institutions.
The Government, therefore, shall support the working mother and father with flexible contracts, so that return to work is not only non-transitory and, as far as possible, the exit from the labour market is discouraged. In fact, the low female participation in the labour market, in particular of working mothers, also has serious

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consequences for pensions. It is essential that the economic assistance is accompanied, therefore, in an integrated and complementary manner, by appropriate services which partly exempts the mother and father- working either as employees or as self-employed - from the expenses related to the childcare and, at the same time, enables them to fulfil them professionally.
To this end, there is a need for flexible and articulated measures to support childcare services, ensuring equal access conditions also in the supply of private services and making them available in terms of costs. This will allow to gradually get some services offered free of charge. The diversification of supply according to the needs of the Italian local areas, which are often very different, is also a necessity, to be pursued through the strengthening of supply where demand is growing and an adjustment where demand is weaker and nursery schools risk to remain empty.
This includes the proposal to invest in supporting fertility through the Family Act and the promotion of an equal family model, for example through the extension of the paternity leave to at least 10 days, the provision of tax incentives for children’s care and training and the introduction of tax incentives for companies - in order to support the return of women to their work after maternity leave -, and, finally, the reorganisation of economic contributions for families is encouraged.
The package of family-friendly and parenthood-oriented measures already started in the Budget Law for 2020 and also includes the increase in resources available for the ‘Birth Allowance’(‘Assegno di Natalità’)36 and the increase of paternity leave for fathers being employees in the private sector from 5 to 7 days. The same Act also foresaw the strengthening and expansion of the ‘Bonus for the attendance of kindergartens and for forms of homecare’ to pay fees for the attendance of public and private nurseries and forms of homecare for children under 3 years with serious chronic conditions. In particular, the amount of the contribution has been increased to € 3,000 on an annual basis for households with an ISEE index up to € 25,000. This amount is reduced to € 2,500 or € 1,500 in the case of higher ISEE indices or without an ISEE index.
For the creation of a ‘Single Allowance for each dependent child’, or ‘Children Allowance’, the Budget Law for 2020 already provided for the establishment of the ‘Fund for the universal allowance and family services’. The new Fund provides resources of € 1,044 million for 2021 and € 1,244 million a year since 2022.
In response to the COVID-19 emergency, the Government has paid higher attention to the protection and support of most financially stressed families in the context of its urgent interventions. In particular, special leave for childcare has been introduced during the period of suspension of early childhood education and educational activities in schools at all levels. Leave may be taken either by one of the parents or by both, but not in the same days and still within the overall limit (both for individual and for the couple) of 30 days per households.
In addition, as an alternative to the special leave, provision was made for a ‘Babysitting Bonus’, which is granted from 5 March to 31 July 2020 to private-sector employees, to self-employed and to project workers registered in the INPS

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36 With an ISEE index up to € 40,000 (by grading its amount per income bracket) and will be increased by 20 percent from the second child onwards.

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‘Gestione Separata’ scheme up to a ceiling of € 1,200, or to employees working in the public or accredited private health sector, as well as to staff employed in the safety, defence and public ambulance sector employed for needs relating to COVID-19 epidemiological emergency up to a maximum limit of € 2,000.
Also in the context of measures to limit COVID-19 contagion, the Government has provided that in 2020 all households with at least one dependent child throughout the Country can be awarded the ‘Family Charter’. The card can be used for discounted purchases in shops and on the web, as well as from associated trade activities.
Finally, the Government has made an expansion of the possibility to assign free of charge products which are no longer marketed or unsuitable for marketing, with particular reference to those intended for the childcare, such as toys, personal computers, tablets, and readers and other electronic reading devices.
With reference to the support of educational infrastructure for children, the Government has already set up with the Budget Law for 2020 a Fund of up to € 100 million a year from 2021 to 2023 and of € 200 million a year from 2024 to 2034 to finance operations relating to public works to secure, restructure, upgrade or construct buildings owned by Municipalities and used as nurseries, kindergartens and multi-purpose centres for services to families. To this end, a control booth, chaired by the Department for Family Policies, was also set up at the Ministry of Economy and Finance.
These measures are compounded together with other interventions adopted because of the specific needs that have emerged from the health crisis (see Paragraph I.3 for details).
Social safety net and social security system
Also in the light of the pandemic crisis and the role they are having in supporting the income of households and businesses, the Government intends to launch a review of the social safety net to define, compatibly with public finance targets, coherent measures in the area. With regard to the instruments for overcoming unemployment and the business crisis, one of the objectives is to promote better use of European funds in terms of effectiveness and financial efficiency, including in order to reduce the economic and social disparities in the Regions of Southern Italy. The Government’s intervention is also intended to fully capture, in compliance with the public finance objectives, the opportunities offered by the introduction of the new EU support mechanism of the SURE (Support to mitigate Unemployment Risks in an Emergency), which is a Support Facility for the mitigation of unemployment risks financed through the issuance of EU bonds. As already explained in Chapter I, the SURE will allow loans to be provided on favourable terms, for a total amount of approximately € 100 billion for Member States which, due to the pandemic, need to finance the increased burdens associated with the establishment and extension of working time reduction and, in the second instance, for certain health measures in the workplace for employees, as well as similar measures for the self-employed.
As regards social security, the Government has already undertaken a dialogue with the Social Partners in view of the end of the ‘Quota 100’ experimental scheme that the existing legislation in force sets at the end of 2021. The Government will

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assess the alternative policies in this area in the light of the long-term sustainability of the Social Security System and public debt, while respecting for intergenerational fairness and the achievement of public finance objectives.
Anti-poverty policies
With the introduction of the CI, the National Programme for fighting against poverty and social difficulties has been launched, which adopts an active inclusion approach: the aim is to ensure the integration between economic support and adherence to a personalised inclusion project - the ‘Social Inclusion Pact’ - defined by Social Services based on the resources and needs of the beneficiary families, which also includes participation in a training or work reintegration process. The aim is to guide the family towards enfranchisement from poverty, ensure uniform tools at national level and build innovative projects accompanying citizens towards social inclusion. This explains the need, described above, to focus on strengthening PESs, ALMPs and the full operationalisation of dedicated social services.
ALMPs should not only be construed as a conditionality for the provision of the economic benefit, but as a right of needy persons to be taken over by the competent public services, in the field of employment or society, in order to overcome the need. In this sense, taking charge, after a multi-dimensional assessment of the conditions of needy individuals and families, is classified as an essential level of social benefits in the area of the Citizenship Income in accordance with the Decree Law No. 4/2019. With this in mind, the work already started on strengthening territorial social services - with a view to the gradual definition of benefits and levels of social services guaranteed in a uniform manner throughout Italy - will continue.
One year after the introduction of the CI scheme, its efficiency and effectiveness should be assessed and the necessary improvements should be sought. It seems clear that the current pandemic crisis has complicated the evaluation of the CI and emphasises the role of the instrument as support people against poverty. However, in the future the CI will have to be assessed as having been able to change recipients’ employment status and whether the process of educational reintegration has been effective.
In order to make the situation of workers more decent under the poverty line and to tackle the phenomena of wage dumping, as already mentioned, the Government will propose, in line with the public finance objectives, a gradual introduction of a minimum hourly wage linked to collective bargaining at national level. This initiative, which will be pursued through the involvement of the Social Partners and the involved institutions, aims to introduce a minimum hourly wage - already in force in 22 European Countries out of 28 - that enhances national collective bargaining by setting a minimum threshold of mandatory hourly pay. In addition, in order to take account of changes in technological progress, the Government will strengthen social protections for workers recruited by digital platforms to complement those provided for employees and project workers37.

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37 Not dependent employed working according to a coordinated and continuous collaboration with employers.

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Particular attention will be paid also to safeguarding employment levels and measures to support workers’ income in areas of complex industrial crisis.
Policies to tackle undeclared work
The action to combat undeclared work will continue, through the monitoring of the measures taken and the implementation of further action against the system of illegal work intermediation (‘caporalato’). In this regard, the Government, with the involved Regional and territorial Administrations, approved in February 2020 the 2020-2022 three-year Plan to combat labour exploitation in agriculture and the system of illegal work intermediation. It sets out 10 priority axes to make existing measures effective, in particular prevention and surveillance, including through the development of an information system to support job matching and to make the selection of workers transparent. This is compounded by mapping of agricultural labour needs, ensuring workers’ protection and assistance, information and awareness activities, surveillance, the fight against abuses and the quality of agricultural work network38. A significant step in this respect was made with the rules of the ‘Recovery’ Decree aimed at encouraging the emergence of irregular employment relationships (see Paragraph I.3). In the same direction, in contrast to the system of illegal work intermediation and workers’ exploitation, the measures contained in ‘Tax’ Decree, in order to combat tax convenience (in terms of non-payment of VAT and of withholding) of illegal labour agency work must be taken into account.
The Government will finalise the process for the implementation and operation of the reform of the third sector, which provides for the activation of shared and participatory integration processes with third sector entities and other stakeholders. The work on the ‘Guarantee Fund for the subsidised credit’ devoted to social enterprises will also be continued.
Policies for disabled people
The first Plan for non-self-sufficient people, covering the 2019-2021 three-year period, was established by the Prime Ministerial Decree of 21 November 2019. The Plan provides for a gradual path to strengthening measures to support serious and very serious dependant persons with a view to defining essential levels of public services. The plan id financed with more than € 1.7 billion over the three-year period.
Among the measures put in place by the Government, a positive impact on disability can be achieved through the draft enabling law on disability (already foreseen as linked to the Budget Law for 2020), which, in the coherent specification of the profiles linked to the protection and social inclusion of disabled persons, will take a number of measures in their favour. To this end, the financial resources allocated by the Budget Law for 2020 on the new Fund for disabled and non-self-

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38 Set up at the INPS for the selection of agricultural undertakings and other entities identified by the legislation in force, which, on submission of an application, are distinguished by compliance with labour law, social legislation, income tax and value added tax.

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sufficient people are devoted to this purpose. The Code, with a view to simplification and effectiveness of rights, aims to rationalise and increase the effectiveness of the system for the protection and protection of disabled persons, in accordance with the UN Convention on the Rights of Persons with Disability, and to strengthen all measures aimed at facilitating independent living.
Efforts will be made not only to strengthen territorial assistance and income support measures to ensure that the needs of disabled people are met more effectively, but also to overcome the barriers hindering their participation in the labour market on an equal basis with other people.
The ongoing health emergency, in addition, has revealed the vital importance of accessing and using digital services. Services which are particularly essential for those who, as a result of disability, require assistive technologies or special configurations, for example, to order on-line medicinal products or to request medical assistance without discrimination. However, the same technologies, and, more generally, the accessibility and usability of websites or mobile applications, must, however, become commonplace principles and techniques to be respected in the design, construction, and maintenance and updating of websites and mobile applications to make their content more accessible to users, in particular for disabled persons in accordance with the principle of equality. The accessibility obligations - already provided for in the existing legislation - should also be extended to private entities offering services to the public via websites or mobile applications with a given average turnover in line with the EU directives on this issue.
Rehabilitation of housing policies: the Urban Renaissance programme
The housing policy area has long called for a structured set of measures targeting in particular the weak market components, whose urgency and social relevance has increased following to the events related to COVID-19.
The interventions in the housing sector are intended to: i) satisfy the demand for social housing at lower rental than the market ones, boosting the supply of rented dwellings both by private households and by public housing; ii) ensuring continuity of resources to support access to rented housing and blameless late payment; iii) establishing objectives of good organisation and redevelopment of the public property to be pursued through the updating of the registers both of housing units and of tenants.
The Recovery Programme of Public Housing owned by Municipalities and former IACP39 institutions underway has earmarked € 815 million until 2029 for energy and technological efficiency measures40. In addition, the ‘Recovery’ Decree also extended the new tax incentives to IACP institutions to 110 percent for expenditure incurred from 1 July 2020 to 31 December 2021 in respect of energy efficiency measures (i.e. ‘Ecobonus’), the securing of buildings against earthquakes

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39 These are local autonomous institutions charged with supply and management of social housing.
40 Particularly relevant is the experience of the Housing Investment Fund (FIA), which started in 2011 with the contract between the Ministry for Transport and Infrastructure and the CDP Investimenti sgr. By means of the Integrated Building Funds System (SIF) (including 29 operational funds), FIA’s action has been reinforced through subscription up to € 3 billion with targets for a subsidised return (with a rate of 2-3 percent) beyond inflation.

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(‘Earthquake Bonus’) and the installation of photovoltaic panels and of charging columns for electric vehicles.
The ‘Urban Renaissance’ plan (referred to in the Budget Law for 2020) as a ‘National Innovative Programme for the quality of living’ introduces important innovations with respect to the so-called ‘Housing Plan’, whose the former represents an important development. The objectives of the new ‘National innovative Programme for the quality of living’ are: i) redevelopment and increase of the assets allocated to social housing; ii) regeneration of the socio-economic context; iii) enhancing accessibility, as well as security and functionality of housing and public spaces; iv) improving social cohesion and citizens’ quality of life41.
The Programme will have a medium to long term horizon, with a system of structural incentives, allowing the proposing territorial bodies to adequately plan the design, the procurement and building phases of the works themselves, overcoming the emergency rationale.
The appropriations will be channelled through a fund called ‘National Innovative Programme for the quality of living’ with a total amount of € 853,81 million by cash and by accrual, for which an open notice is being issued to the Regions, metropolitan Cities, the city of Aosta and municipalities with a population of more than 60,000 inhabitants.
Health
The COVID-19 epidemic crisis highlighted the great importance of the National Health System and its universal model, which however needs to be strengthened throughout the Country. The challenge currently addressed by the Country is inserted in the context of a process of marked ageing of the population. In addition, scientific and technological findings and their impact on the care of certain diseases are putting the health system in the face of important challenges that need to be addressed in a timely manner. The Budget Law for 2020 confirmed the increase of significant resources for health, which amounted to € 2 billion for 2020 and 1.5 for 2021 and abolished the so called ‘super ticket’ (i.e. the additional co-payments by citizens for health services) as of 1 September 2020, providing additional resources to the National Health Fund. In addition, the decrees issued to address the health crisis provided for a number of measures to strengthen the National Health System (see Paragraph I.3).
The Government’s commitment to health will first and foremost concern human capital, with the adoption of urgent measures to increase staff, including at the level of territorial public health in line with needs. In addition to the measures launched during the emergency phase, the Government plans to take action, on the one hand, on the State contracts for specialist medical training and on the enhancement of trainee specialised doctors in the care networks, also in order to facilitate their integration into the labour market and, on the other hand, on completing the already undertaken reform of the territorial assistance. A new role will be defined for general practitioners in general medicine, also by changing

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41 With a view to sustainability and densification, without consumption of new soil and in accordance with the principles and guidelines adopted by the European Union, in accordance with the urban model of smart, inclusive and sustainable city (i.e. smart city).

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their training path and promoting the use of digital technologies. The introduction of the family or community nurses will enhance the territorial assistance.
The pandemic crisis has shown that health and industrial capabilities of the defence sector can also play an important role in the management of health emergencies. Moreover, in addition to the support provided to the health sector, military production facilities may be used for the provision of public utility materials, to organise specialised task forces, and for direct support to enterprises in the extraordinary production of equipment and devices which will be essential in the process of re-opening activities.
In addition, the Government intends to use the new system of guarantees, which has completed the experimental phase in 2019, to introduce a new methodology for monitoring essential assistance levels (LEA). The instrument will make it possible to assess the best regional distribution of resources from the National Health Fund.
A survey has revealed that the need for infrastructure measures in the health sector is € 32 billion42. In the light of these data, the Government has undertaken to pursue the multiannual programme for investment in buildings and health technologies for the regeneration of public buildings and technology and the development of residential care homes. These investments are needed to modernise the Country’s health structures by adapting them to the best international standards in terms of organisation according to treatment intensity, emergency routes and hotel comfort with significant benefits in terms of current operating costs. The structural renewal of health service assets will also be an opportunity to align with best international practices, designing, implementing and managing interventions in line with the sustainability and efficiency protocols related to green economy.
As already mentioned in Paragraph I.3, by means of the ‘Recovery’ Decree (Decree Law No. 34/2020), the provision of the health service in a critical area (additional 3,500 intensive care beds and 4,225 sub-intensive care beds) has improved structurally. The necessary works have been financed to separate patients’ routes in emergency departments, as well as the establishment of local operational centres for the treatment of COVID-19 patients and, more generally, of fragile patients.
The upgrading of ongoing medical and nursing staff underway must be accompanied by investments in technologies, processes and digitalisation with the aim of modernising patients’ care and management along the entire care path.
In this sense, the epidemical emergency has led to a push for the Country and the individual Regional Health Services to apply innovative solutions based on the patient’s home care, including through the use of telemedicine and telecare, as well as app and mobile solutions to ensure innovative ways of contact between doctors and patients, which is still more necessary to ensure safety and social distancing.
The emergency has highlighted the need for a different policy step, which should increasingly focus on making personalised and accessible healthcare provision. In this regard, the activation of a pathway for the deployment of technology in the area of health services in particular is considered essential:

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42 Including earthquake adaptation, fire-fighting interventions and technological upgrade.

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•
telemedicine and telecare services, to be implemented in a uniform and homogeneous manner throughout the Country, in order to ensure a rapid and timely and timely access to homecare; where the patient allows or requires an upgrade of the service, the telemedicine and tele-assistance system may evolve towards a digital home digital monitoring system and digital disease prevention that will reduce and anticipate morbidity events, fight against epidemics and reduce the costs of the healthcare system;

•
electronic health records to support doctors of general medicine as well as hospital- and outpatient practitioners, in order to ensure the structured collection of data on patient’s continuity of care;

•	artificial intelligence technology platforms as essential tools to collect, analyse and exchange data with healthcare professionals and patients;
•	point-of-care diagnostics and connection with rapid diagnostic systems;
•	platforms to empower patients for citizens’ health education.
The management of the COVID-19 health emergency has increased awareness of the importance of strengthening analytical and quantitative tools to support health planning and building up business intelligence tools able to elaborate in real time large amounts of data about not only to users of the National Health System, but also about the health resources available throughout the National territory. The Government is planning to adopt powerful foresight instruments which, including through the use of machine learning and artificial intelligence tools, are able to develop predictive models of population health needs and to simulate several policy scenarios, including pandemic features, to support health planning choices and the proper allocation of resources, making them more consistent with the scenarios of medium to long term and protecting the sustainability of the system.
The adoption of these innovative solutions will thus make it possible to use tools to collect data and information useful for early prevention and health planning, anticipating new epidemiological scenarios. The health service will become more data driven by confirming the path already started with regard to the construction of advanced forecasting models, which will be able to relate demographic factors, lifestyles and innovation in health to the highly clinical variables.
Always with a view to improving the response readiness of the health service and its resilience in the medium and long term sustainability context, the Government intends to address a strong investment in training of the health workforce and not with the declared objective of improving the responsiveness, adaptation and governance of the system.
It will also be necessary to launch a pathway to awareness- and education on health digitalisation, especially in favour of younger age groups, for example through training campaigns in schools and for elderly citizens/patients.
The recognition of the cost of the hospital services is part of an extensive process of updating the fees. Furthermore, recognising the significant link between health and environmental policies, the Government intends to focus its efforts on prevention with a particular focus on health education in the different areas where it can be achieved.
Health research is essential to ensure health that meets the needs for health assistance and care. This research activity, mainly in terms of clinical and

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translational research, is carried out by the Scientific Hospitalisation and Care Institutes (IRCCS), which are hospitals of national excellence which perform highly specialised care services. The IRCCS ecosystem is the main tool for the promotion, development and application of health and biomedical innovation. Their mission is to transform research results into innovative clinical applications that will ensure to patients new and more effective care and care pathways (‘from bench to bedsides’), creating a bridge between science and medicine, as well as between research and treatment. This role is reinforced by the structuring of IRCCS Thematic Networks that pool the resources in terms of clinical, experimental and biotechnological technologies as well as advanced technologies, to optimise the use of resources and to strengthen the Italian position in Europe in terms of research and treatment in different thematic areas.
Six Thematic Networks are currently being set up: the Alliance against Cancer (CCA), the Neuroscience and Neurorehabilitation Network (NVR), IDEA Cardiological Network, the Italian Health Network of the Evolutionary Age, ‘Rete Aging’ Network and the Muscular-Skeletal Apparatus Network (RAMS). The development of networking activities can represent a value added to the health system as a whole, as well as to health research as, by creating a platform of research centres, grouped by macro-areas, easy access to citizens/patients, it ensures a significant critical mass and, therefore, allows to respond to citizens and patients’ needs, to achieve greater scientific productivity and to optimise the performance of Italian research also in European and international calls.
An important aspect of health research development strategies and in general in the Life Sciences sector is to promote dialogue between the public research system and businesses. The way to generate innovation has undergone and is undergoing profound changes also in view of the growing need to integrate technologies and competences of a different nature. Indeed, the innovative process is increasingly becoming network-based, integrating innovative capacities of SMEs, start-ups and public and private research centres, and moving from closed from closed R&D to open innovation. To this end, it seems necessary to clarify the legal and procedural framework to remove obstacles to interaction with the business community, in order to promote virtuous synergies between research institutions and industry.
The results achieved consist of concrete improvements in health care and assistance services in a field which also requires the exploitation of the employed staff, recognising the professional role of the researcher in the National Health Service and curbing the outflow of researchers trained in Italy in this area.
It will also strengthen the new health information system that will support the regions and the Ministry of Health in the exercise of their responsibilities, by supplementing it with new flows relating to territorial assistance as well as by increasing statistical production and the provision of integrated analyses of the different areas of assistance, also in order to make the use of resources more efficient. Finally, any necessary action will be taken to make the electronic health file more effective and comprehensive in keeping with the purpose for which it was set up, ensuring the protection of the data of the insured persons.
Finally, some interventions will concern the pharmaceutical policy, such as the revision of the National Pharmaceutical Handbook, the launch of a reflection on the ceilings for pharmaceutical expenditure for adjustments, the establishment of a dialogue with the Parliament and associations to verify the implementation of the

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rules on the entry of capital companies into the operation of pharmacies. The Budget Law for 2020 gave a stronger impetus to the ‘Farmacia dei servizi’ (‘Services Pharmacy’) project, which was conceived in 2009 as a health protection Institution on the territory nearest and accessible to citizens and as a union between the hospital and the territorial network. The crisis also highlighted the need to rethink the healthcare supply system in terms of national autonomy and the related classification of health goods themselves in the industrial sector.
These policy lines follow up on the actions already taken with the Budget Law for 2020 (for more details see the related sheet in Annex).
To be highlighted, in the framework of greater transparency of funding and public expenditure data in the field of Regional and National health, the identification of a ‘simplified monitoring table’ every six months, as planned in the CIPE meeting in December 2019.
The drawing up of an economic framework summarising the development of the health accounts by macro-headings aims to provide a summary of the main headings of the official health operational areas together with the corresponding economic amounts: an ‘open window’ to watch through current and accessible means of communication.
Sport
The epidemiological crisis also negatively affected the sport sector, highlighting the need to promote the culture and the enhancement of the role of sport for inclusion and social inclusion, to guarantee the right to sport in the poorer territorial areas and to the vulnerable and most disadvantaged components, without neglecting the redevelopment of sport facilities throughout the Country.
Sport, in addition to its role as a tool for mental and physical well-being, is essential for education and training. Sport is also an important alternative for socially disadvantaged components (i.e. poor families, and elderly and disabled people).
Along this path, we find the measures taken so far, including those provided for by the Single Fund to support the enhancement of the Italian sport movement, which allocate resources to the financing of social projects, as well as those for investment in sport facilities provided for by the Fund for Sport and Periphery. Specific emergency measures have been introduced for this sector (see Paragraph I.3).

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III.4 PRIORITY 4: PRODUCTIVITY, COMPETITIVENESS, JUSTICE AND BANKING
Priority area 4	Productivity, competitiveness and efficiency of PA

Qualitative indicators of investment climate and competitiveness have long pointed out the need to improve the functioning of Justice and Public Administration, as well as to make many professions and economic sectors more open to competition. There is also the need to strengthen and innovate the banking and financial system to support economic recovery, further improve export support and enhance the country’s artistic and natural heritage. This requirement has been exacerbated by the COVID-19 health crisis, which has led the Government to take action in this priority area also with emergency measures to support the liquidity of businesses.
The structural policies with which Government is committed to act on these fronts are focused on:
•         Justice, ensuring a significant reduction and greater predictability of the length of court proceedings, to restore confidence in the judiciary. In this framework, the reform of the civil and criminal proceedings will be completed, the reform of the tax process will be implemented, and the reform of the judicial system as well as the discipline on the establishment and functioning of the Higher Council of the Magistracy (CSM) will be re-activated.
•         Liberalisations. A large number of service sectors are either inefficient or not growing due to excessive regulation, such as fuel distribution and 5G mobile networks.
•         Simplification and administrative capacity, as the heart of relaunching the administrative machinery, through the enhancement and upgrading of human capital, the cancellation of non-essential administrative burdens.
•         Innovation and Digitalisation of the PA, to overcome fragmentation of interventions, duplication and lack of interoperability. The ‘Italia 2025’ Plan  will be the driving force for a PA connected with citizens and businesses.
•         Export support and internationalisation. The role of the international diplomatic network will be strengthened together with support for exports and the role of SIMEST and ICE.
•         Access to credit and Banking System. The path to reducing non-performing loans will continue and technological innovation will be encouraged. The financing system for small and medium-sized enterprises will be strengthened through the Guarantee Fund and the Cassa Depositi e Prestiti through State guarantees and counter-guarantees.
•         Tourism and Cultural Heritage. The sector, which is highly affected by the current crisis, will be relaunched through measures aimed at supporting the entire economic chain and the country’s cultural heritage.
These priority lines are included in the ‘Productivity’ pillar of ASG 2020 and correspond to CSRs No. 3, 4 and 5 and Area-Euro CSR No. 1 and 4.

Justice
The importance of the judiciary, as an essential component of the institutional and economic framework, is recognised and widely tested, in particular for its role in guaranteeing the protection of property rights and in ensuring the execution of contracts. With reference to Italy, empirical analyses have shown that the long duration of the processes and the unpredictability of judicial decisions have produced negative effects on companies’ participation in global value chains and on their dimensional growth. Moreover, the inefficiencies of the judicial system worsen the financing conditions also for households and negatively impact, in terms

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of delays, the delivery of public works (due to the decrease in the expected value of the penalty imposed)43.
The latest figures show a reduction in actual duration and disposition time indicators by 19.5 percent and 11 percent, respectively, between 2012 and 2018 (see the BES 2020 report for more details), but still much remains to be done.
The Government’s interventions in this area are therefore aimed at restoring confidence to all citizens-users in the judicial system, ensuring a significant reduction and greater predictability of the length of court proceedings, within the framework of an overall review of the system. Legal certainty and predictability of judicial decisions will be better ensured through the necessary legislative, procedural and organisational innovations. This will be achieved through a series of reforms affecting the criminal and civil proceedings, the functioning of the judiciary’s self-government body, the judicial organisation and the judicial system as a whole.
Last December the Council of Ministers approved a draft enabling law for the reform of the civil process, with the aim of achieving greater simplicity of the procedure, while at the same time adopting certain measures aimed at ensuring the reasonable duration of the process. The reform will also affect the institutions of mandatory mediation and assisted negotiation and the notification procedure, in order to simplify and speed it up, including by encouraging the use of IT tools44. The implementation of these measures respond to the fundamental need to ensure a more efficient justice, in the wake of the requests arising from international surveys and, in particular, from the World Bank’s Doing Business Report. See details in Appendix.
Moreover, in February 2020 the Council of Ministers approved a draft law delegating powers to the Government to intervene on  the efficiency of criminal proceedings and provisions for the rapid definition of pending judicial proceedings in the Courts of Appeal. The delegated powers, to be implemented within one year, have the dual objective of reducing inflows and deflation of judgment, and of streamlining and simplifying criminal proceedings. The draft law regulations are substantiated both in some immediate regulatory provisions and delegation criteria across different policy areas. For more details see the following focus.

FOCUS
Reform of the criminal process (Project Law AC 2435)
Among the main contents of the draft law delegating powers to the Government to intervene on the efficiency of criminal proceedings and provisions for the rapid definition of judicial proceedings pending at the Courts of Appeal, it is worth to mention: i) the adoption of the electronic instrument for the filing of documents, communications and for notifications to persons other than the accused and the amendment of the notification’s system to the accused; ii) redefinition of the preliminary investigations’ duration, according to the severity of the investigated offence; iii) actions to reduce the number of trials that reach the trial stage, by introducing stricter criteria in relation to the rule of judgment to be followed by the State’s attorney and the GUP (judge for the preliminary hearing) for the prosecution or the acceptance of the request for trial; iv) setting priority criteria in the conduct of criminal proceedings; v) judicial review of the timeliness of the registration of the suspect in the relevant register, in order to assess the possible inoperability of investigative acts carried out when time limits are already expired; vi) extending the scope of special proceedings to the

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43 Bank of Italy, Civil justice in Italy: Recent trends, in Questioni di Economia e Finanza No. 401/2017.
44 Project Law (AS) No.1662.

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concerted application of the penalty and the fast-track procedure; vii) the introduction of amendments to the regime of offences, to reduce litigation; viii) reducing and speeding up proceedings before the Courts of Appeal also through the possibility of employing auxiliary honorary judges, whose staff is increased; ix) the extension of cases of irrevocable sentences and reducing the number of persons entitled to appeal; x) rationalisation of the provisions on the presentation of the appeal act; xi) strengthening the accountability of the heads of offices and magistrates assigned, in order to respect the reasonable duration of the trial; xii) amendments to the suspension of the time-barring period, modified to date from the judgment of conviction at first instance and until the date of enforceability of the judgment.

Complementary to the civil and criminal procedural reforms are the organisational measures aimed at improving the functioning of the offices, as well as the measures relating to the organisation of the judicial administration itself. Many of these measures, such as the introduction of flexible organic judiciary plants and the provisions for decentralisation of the judicial organisation, are contained in the Budget Law for 2020 (see details in Appendix). The completion of the recruitment programme of magistrates and administrative staff is also of crucial importance45.
It is essential to further implement the digitisation policies already under way not only to ensure the efficiency of the system, but also to improve the working conditions of the legal practitioners. The effort to digitalise the justice system, which is to be continued, has already been recognized at international level, placing Italy among the most advanced European Countries.
The extension of the platform of the Telematic Civil Proceeding to both the Offices of the Supreme Court of Cassation and the Offices of the Justice of Peace will be completed; the planned measures for the realisation of the Telematic Criminal Proceeding will also be completed, through the re-engineering of the systems in order to carry out the greatest number of possible fulfilments in telematic mode.
As far as the Court of Cassation is concerned, following the successful tests launched in September 2019, from May 2020 the electronic filing system with legal value of the documents will be operational, both for lawyers and for magistrates, with the possibility of consulting the electronic file (for appeals has already been active since last May) and the electronic payment of court fees.
As regards the Offices of the Justice of the Peace for civil proceedings, the training of personnel being exhausted, 50 percent of the offices are already activated by ministerial decree recognising the legal value of notifications. As for the Justices of the Peace for criminal proceedings, according to the provisions of

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45 In order to ensure full coverage of the judiciary staff, as regards the posts, the Government’s commitment is to ensure the smooth and frequent completion of public selection processes. Following this, at the beginning of this year, 251 ordinary judges who were successful in the public competition launched in 2017 were put into service. The intensive recruitment activities already started in 2019 will be continued through the organisation of other competitions. With regard to administrative staff, the ongoing large-scale recruitment programme will be completed, by moving along the ranking lists, and the many public competition scheduled in the recruitment plans will be implemented, which, for the next three years, provide for a major recruitment plan of 8,135 units. In addition, the recent regulatory activity aims to allow the recruitment of an additional 2,095 staff in the first and second areas with temporary contracts as an exceptional measure to support the digitisation and limitation of the duration of criminal trials. In addition, the ‘Relaunch’ Decree Law has provided for extraordinary and urgent measures both to limit the duration of pending judicial proceedings (by anticipating the fixed-term hiring of maximum 1,000 units of non-managerial administrative staff), and to define the criminal case backlog at the Courts of Appeal (with an increase of 500 auxiliary judges for the years 2021 to 2024).

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Legislative Decree No.18/2020, electronic criminal notifications are mandatory and active since April 2020.
Following the adoption of Decree Laws No. 11/2020, 18/2020 and 28/2020, it is possible to hold hearings remotely both in the civil sector and in the criminal sector, providing judicial and administrative staff with videoconferencing instruments. With the same emergency measures it has also been stipulated, for a limited time but with a view to full implementation, the electronic filing of applications for civil proceedings, including those before the Court of Cassation, as well as the possibility for defence lawyers to proceed electronically to the filing of the pleadings, the applications, the documentation from defensive investigations and any other document deemed useful in the context of the preliminary investigations. At the same time, a platform for remote access to administrative systems such as registration of documents, accounting system and management of justice costs, has been made available to the administrative staff in smart working.
The activities aimed at the realisation of a single electronic criminal system are continuing, including, as first interventions, the filing by the defence lawyers, the remote control panel (console) of the criminal magistrate and the extension of document management system also to the offices of the second instance and to the Court of Cassation.
Work is being done to overcome the certified email in the civil and in the criminal sector, with a view to simplifying related tasks, providing users with the possibility to store documents also through other technologies.
As regards measures to prevent and fight corruption, Law No. 3/2019 will be fully implemented, in order to further enhance and spread the culture of transparency. The fight against mafia organisations and transnational organised crime will continue, in particular through the acquisition of illicit assets and the spread of law enforcement models, including the tightening of penalties for evaders and making commercial transactions more transparent. In this context, a draft law for the ratification of the Additional Protocol to the Criminal Convention on Corruption, carried out in Strasbourg on 15 May 2003, is being drawn up, in agreement with the MAECI, in which – taking up GRECO’s recommendations – criminal protection against corruption is extended to arbitration.
Efforts will also be made to review measures to combat illegal activities in the agri-food sector, which have a serious impact on public health. It is in fact fundamental, in a context of social and health crisis, to guarantee the quality and safety of our country’s agri-food products through the constant actions of prevention, control and supervision of the supply chain, also on imports from non-EU countries. For this reason, the practice of purchasing agri-food, fisheries and aquaculture products subject to non-compulsory certifications related to COVID-19, and not mentioned in delivery agreements for delivery of products, has been considered unfair commercial practice sanctioned by the Department of the Central Inspectorate for Quality Controls and Antifraud of Foodstuff and Agricultural Products (ICQRF). Requests for further controls on national productions, to allow export to these countries on the grounds of imports security from COVID-19 are equally unfair.
The introduction of new offences, many of which are also aimed to safeguard the environment and public health, namely the health disaster or the placing on the market of products that are potentially harmful to consumers, is also scheduled

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Issues related to the prison system will be tackled, among other things, through the implementation of significant and functional interventions on penitentiary buildings, through both the redevelopment of existing spaces and the increase of the number of detention places. These interventions will allow to achieve a triple order of benefits: improving the working conditions of the operators; improving the living conditions of prisoners; raising the general level of security. In addition, penitentiary buildings will have to take due account of the needs of mothers, by revising the national network of institutions of softer detention system, in order to fulfil the territoriality principle as far as possible.
With regard to the prisoners, priority will be given to the initiatives aimed at facilitating contacts with their families and, by strictly observing every security requirement, to the continuation of experimentation of video interviews and creation of suitable spaces to ensure a non-traumatic stay for minors who temporarily enter prisons. Particular attention will continue to be given to promoting the increase of work opportunities for prisoners as an indispensable form of re-education and re-socialisation.
In the project for the overall relaunch of the prison system, the role of the Penitentiary Police Corps is central, where the completion of the organisation chart, which suffers from a total of 3764 vacancies, is a key factor for the full functionality of the institutes.
In the short term, 811 new agents have recently been hired and 938 additional staff are expected to be recruited by the year. Additional hiring, including extraordinary one, will have to be provided for all functional qualifications.
At the same time, in order to reduce, in perspective, the margins of work-related distress and to increase the well-being of the prison operators and the prison system as a whole, the measures concerning the reorganisation of the roles and careers of the police staff will allow the enhancement and refinement of the functions of the staff through a reorganisation that also provides for the establishment of dedicated directorates-general for Prison Guard officers.
Simplifications and administrative capacity
Administrative and regulatory simplification has been identified by the Government as the heart of the administrative machinery relaunch: indeed, red tapes represent an unsustainable cost for citizens and businesses and make our Country unattractive to investors. A package of rapid actions in this area will be put in place, without a comprehensive reform agenda, but implementing a simplification agenda bringing together and drawing on the positive experiences and best practices at national and international level in cooperation with stakeholders, regions and local authorities. The Agenda must implement a package of rapid actions and be based on a result-driven logic (implementation verified in real time on compliance with the deadlines and reduction of burdens and time being actually perceived by citizens and businesses).
Being aware that regulatory inflation is an obstacle to the country’s competitiveness, a reorganisation and codification phase will be launched in order to simplify the legislation that is now overlapping and fragmented. Starting point will be the anti-corruption and transparency legislation for which an ad hoc committee of experts has already been set up. Moreover, through the relaunch of

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the burden balance46, the Government intends to improve the assessment of the impact of the regulation, since, in many cases, the simplification procedures have resulted in greater burdens. This also includes the launch of tools such as the platform ‘Partecipa PA’ and the single portal of consultations (‘consultazioni.gov.it’), necessary not only to gather information and knowledge, but also to evaluate the ex-post effects of the decisions already taken.
Moreover, the legislation on the prevention of corruption and transparency in public administrations will also be enhanced and implemented. The strategic objective is to strengthen trust between administrations and citizens and to foster an ethical style of the PA as a whole and within it. The results will positively affect the national economic system and the country’s credibility at an international level. To this end, the public consultation was concluded to gather instances on the criticalities of the regulatory framework and any proposals for improvement. Subsequently, a Commission was set up to develop the reform on transparency and prevention of corruption so as to give an effective response to this policy to the benefit of the citizens, with careful balancing of actions that need to be carried out by smaller administrations.
Steps will be taken to simplify legislation and streamline authorisation and control procedures in areas where households and businesses are most aware of the excessive regulatory and bureaucratic burdens. The actual need for authorisations, clearances (nulla osta) and permissions will be carefully verified, possibly with the goal to replace ex-ante controls with ex-post controls, also favoured by digital technologies which ensure transparency and unchangeability of the activities carried out.
To promote an agile and open Public Administration, the Government intends to start from people and work organisation. Between 2008 and 2017, the turnover block resulted in a 5.6 percent reduction in the number of civil servants, creating serious organisational difficulties that had a negative impact on the services provided, including an increase in the average age of staff. The ageing of civil servants has been accompanied by a low investment in training on the job which, on the contrary, must be promoted and encouraged. The underway process of rejuvenation of public administrations will be selectively oriented to the priority coverage of the lack of technical, IT and managerial skills, on the basis of a rigorous reconnaissance of needs. The Government will promote an overall updating and modernisation of the selection procedures, aimed also at speeding up and simplifying the presentation of the documentation and the titles through a dedicated technological support (‘Portal of recruitment’); more streamlined forms of selection will be encouraged through a widespread use of telematic procedures aimed at recruiting, in a short time, the skills required. The conduct of the procedures with these technical arrangements will also make it easier to verify the possession of transversal technical and aptitude skills and, if necessary, to carry out the examination tests even in decentralised locations.
A recruitment plan will then be made through a skills-oriented profiling system, in particular for transversal and digital skills. Digitisation must, in fact,

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46 This is an annual report which should quantify how many charges have been introduced with a law in relation to how many of them have been cancelled.

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become a driving force behind the reform process, in terms of both efficiency and effectiveness, in order to improve services. Furthermore, to take account of the needs of the municipalities, especially the smaller ones, new criteria have been established to allow more flexibility in hiring, on the basis of not only economic but also population factors. Communication and institutional promotion campaigns will be promoted to bring young people closer to the administrative machine and make public careers more attractive. This includes the launch and implementation of the single portal of competitions.
By putting in place the experience gained during the epidemiological emergency, the share of public workers involved in smart working will reach up to 50 percent of the staff engaged in activities suitable for remote working (from the current 10 percent), favouring the diffusion of a mode of work organisation focused on productivity for objectives rather than on hours worked. The spread of smart working will also foster the balance between work and private life, making it also cheaper and more green to work and, more generally, will improve organisational well-being, to which other measures in the public sector will also contribute to.
Particular attention will also be paid to the reform of the communication and information of Public Administrations, which are to be considered strategic, together with transparency, to ensure the good performance and impartiality of administrative action. Action will thus be directed to enhance the use, by the administrations, of public communication as a key strategic lever in the management of their image and in the relationship with the citizen and stakeholders, also through the new digital platforms, allowing both greater effectiveness and savings of time and economic resources for citizens and businesses. To this end, a Working Group has been set up.
Immediately and with systemic repercussions it is intended to intensify the application of the ‘once only’ principle, which has been in force in our system for more than twenty years and is expressly referred to by Legislative Decree No. 34 of 19 May 2020 (D.L. ‘Relaunch’): the Public Administrations must not ask the citizen and the enterprise for data and documents that they already own or can obtain from other Public Administrations. To this end, the interoperability of the databases of the PAs, which has also been long stipulated by the law, should be ensured, including, where appropriate, by intervening with alternative powers vis-à-vis non-compliance administrations. Achieving an effective improvement in the quality of the language of bureaucracy is also scheduled, including by introducing webinar courses, effective standard forms, new style manuals and the usability of institutional sites. Protocols with primary cultural institutions are already being drawn up for this purpose.
The process of enhancing organisational performance will be continued, as it is directly linked to the effective capacity of Public Administrations to meet the needs of citizens. Rules and incentives will be introduced aimed at giving priority, in accordance with laws, to results, to improving the quality of performances and public services.

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The strengthening the Independent Assessment Bodies (OIV) goes in this direction and an intervention is being prepared to increase their independence47.
Liberalisations
In Italy, productivity growth is unsatisfactory, especially in the service sector, where it is necessary to improve allocative efficiency also through a lightening of the regulation of various sectors, including, for example, the distribution of fuels and the 5G networks.
Fuels
The fuel distribution network is characterised by higher margins and lower quality standards than in the main European Countries. This is mainly due to the restrictions which still remain both on entry and exit from the market, to some constraints on the operation of the fuel distribution plants and to the general conditions of service operation. The presence of barriers to entry hampers the qualitative development of the sector in terms of the diversification of the supply of oil products and the widening of the range of non-oil services.
The Italian distribution network is oversized and inefficient, especially when compared with the main European countries with a population comparable to that of Italy. A further indicator of the increased backwardness of the Italian distribution network compared to that of other European countries is the less widespread self-service equipment for the supply of fuels. In view of these weaknesses, the objective of rationalising and modernising distribution networks remains a priority, as repeatedly pointed out by the Competition Authority.
Telecommunications and 5G
The Authority has recently reported that with respect to the installation of mobile telecommunications and wireless broadband access systems a series of obstacles are present in local (municipal and provincial) and regional regulations, which set limits and bans unjustified or not proportionate to the installation of telecommunications facilities or establish administrative procedures for authorising the installation of facilities different from what is provided by the state regulatory framework.
In this respect, it would be desirable to standardise the authorisation process to be followed in the case of the construction of telecommunications facilities, clearly defining the procedures and forms to be used and clarifying the provisions which may give rise to interpretative and application doubts which may slow down investments. The removal of unjustified obstacles to the development of 5G networks will promote competition in the electronic communications markets, with

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47 In this context, the work already started with the Regions will be extended, in 2020, to local authorities in order to involve them, subject to agreement in a Joint Conference, in the annual experimentation of methodologies of measurement and evaluation of performance (e.g.: Evaluation of supply chain performance, new forms of citizens and users engagement, cross-cutting of the set of indicators, including for the activation of benchmarking systems). Also in this context, the enhancement of organisational performance will be continued.

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a positive impact on the levels of service provided to consumers and businesses, as well as on Italy’s international competitiveness. This is particularly relevant in the current investment phase in 5G technologies, in order not to undermine Italy’s efforts that moved ahead of other European countries in the allocation of frequencies.
Differentiated autonomy and deflation of constitutional litigation
The health and economic emergency following the spread of the COVID-19 pandemic has shown that the joint effort of the State, Regions and Local Authorities and their constant interlocution, in the full implementation of the constitutional principles of subsidiarity, adequacy and fair cooperation, enable serious difficulties to be overcome. The health emergency also highlighted the importance of defining the essential levels of performance across the national territory, ensuring its homogeneity. Therefore, within the process of achieving differentiated autonomy, which the Government intends to continue, priority will be given to the prior definition of the essential levels in topics subject to autonomy. Moreover, the process of defining equalising instruments will be continued, with a focus also on infrastructure, aimed at reducing the gap between the North and the South of the country, in order to make the realisation of the process of autonomy possible, while implementing the principles of cohesion and national solidarity.
It is also important to try to maximise the resources that will be available for infrastructure investments on the territory, trying to eliminate, on projects of national interest, those constraints and bottlenecks that have limited and delayed the actual realisation in the past. This can be done by strengthening the synergy between Central State and Regional and Local Administrations on competing topics in order to accelerate the use of new funds available throughout the territory.
Further objective is to continue the definition of initiatives (legislative or concertative) aimed at reducing the constitutional dispute concerning the laws of the Regions and autonomous provinces, including through the introduction of regulatory instruments for conciliation and conflict prevention.
Innovation and digitisation of the PA
To reap the benefits of the fourth industrial revolution, it is necessary to implement systemic initiatives for the development of digital and technology in every sector, providing workers with the skills for ‘jobs of the future’ and training the new generations to prepare them for the world that awaits them. The Public Administration do not make an exception, although presenting a decentralised system that creates many difficulties for a coherent implementation of the Digital Agenda.
The fragmentation of interventions, the duplication, the lack of interoperability and integration of developed services have led the Government to change governance: new mechanisms have been set up to ensure a more effective implementation of the digital transformation strategy as a whole. In addition to this, the competences of the ‘Team for Digital Transformation’ at the Presidency of the Council of Ministers have been transferred to the President of the Council of

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Ministers, who has, in turn, delegated the Minister for Technological Innovation and Digitalisation.
The innovation strategy is rooted in the United Nations Sustainable Development Goals (SDGs), from which the three main challenges that the Government has set itself in the 2025 Action Plan stem. The Plan foresees that these challenges will be realised through 20 key actions to transform the country, ranging from digital identity, to open innovation in the Public Administration, to procurement for innovation, to artificial intelligence at the service of the State also in the management of public real estate property.
With a view to relaunching simplification through the strengthening of the use of digital technologies to access Public Administrations services, the offer of online services and the digital identity system will be reinforced, also through the promotion of the use of them for the purpose of identifying users, allowing access to online services after identification through the SPID system and the Electronic Identity Card (CIE), as an enabling platform to realise the digitisation of the country. To this end, it is intended to support infrastructure technology platforms and related digital transformation initiatives. Related services will have to be cloud-based, made available in digital mode and supported by digital transformation projects in order to overcome technological impediments and allow the reduction of the digital divide.
The most radical and innovative intervention concerns the creation of the application ‘io.italia.it’ (Project IO), which will radically change the model of interaction between citizens and Public Administration. The realisation of the ‘Project IO’ allows to guarantee the centrality of the citizen who will be able to receive messages, documents and notifications of deadlines, to ask for information and certificates, to set his preferences and pay the Public Administration in a simple and intuitive way. The application will be the product of the integration of the components provided for in the three-year plan, including in the SPID and PagoPA enabling platforms, the system of notifications and documents based on APIs and on the interoperability model provided by the aforementioned Plan, the design guidelines for public services. This will be accompanied by the implementation of the service aimed at enabling all citizens to elect their digital home, which will be integrated within the ‘Project IO’.
The nature of the AppIO as a point of access to public services through which Public Administrations make their services available on the network through application on mobile devices will be consolidated, as well as a single and reliable tool for citizens who want to access services on mobile. This access point will allow citizens to dialogue immediately and easily with public administrations that provide their services on the network.
In this context, it is necessary to simplify, coordinate and strengthen the management, sharing and use of the public information patrimony, bringing it back to a single national platform, already foreseen under the control of the Presidency of the Council of Ministers (under which the civil protection system and the Department of Information Security also operate), in order to ensure that all Public Administrations are able to consult and immediately access data held by other administrations and therefore avoid having to ask the citizen for the same information or the same data already requested and detained (according to the logic so called once only)

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Moreover, in order to ensure the statistical and computerised information coordination of data and digital services of the State, Regional and Local Administration, the Department for the Digital Transformation of the Presidency of the Council of Ministers, in agreement with the AgID and the Joint Conference, will be entrusted with i) the adoption of technological guidelines for the administrations in order to identify good, common and homogeneous ways of processing, developing and implementing the technological transformation projects and the development of digital services, as well as ii) indications for the purchase of technological tools and their design in order to enable the development of correct and homogenous initiatives in line with the objectives of the digital agenda and the increase in the quality of the services provided.
With the Three-Year Plan, shared objectives have been introduced, providing for strong cooperation at national and local level and requiring local administrations to draw up strategic plans consistent with the national and European vision. The strategic model for the development of the information system of the Public Administration aims to rationalise the expenditure of administrations as well as improving the quality of the services offered to citizens and businesses and the tools made available to the operators of the PA. In this respect, all projects of processes digitisation internal to Public Administrations, that are aimed at simplifying the relationships between the institutions, to allow the effective realisation of the ‘once only’ principle and to design services in line with the needs of end users - in order to generate a real return in terms of utility and fruition of the products - can also be a fundamental lever.
The Government has defined three guidelines for action to achieve the objectives of the Digital Agenda: i) digital inclusion for citizens, businesses and the PA; ii) the creation of a cultural, regulatory and economic ecosystem capable of supporting the development of innovative entrepreneurship and iii) the attraction of foreign entrepreneurs and the contamination of business, research and experimentation activities. For more details on these guidelines and the specific initiatives to be developed, see the dedicated focus in Appendix.
Export support and internationalisation
Business support in this difficult cyclical phase is crucial for immediate post-emergency restart. This applies to many companies affected by the production limitations linked to emergency measures, but especially those with significant exposure to foreign markets. In fact, the internal shock is associated with a predictable collapse in world demand, even more intense than that of the previous crisis at the beginning of the decade.
The latest ISTAT data from the Report on the Competitiveness of Production Sectors indicate that, before the COVID-19 emergency, the slowdown was tackled by Italian companies through the strategy of maintaining and strengthening the shares on the markets where they were already present, unlike what has been done, for example, by German companies that have oriented towards new markets. Companies with at least 10 employees have declared to protect their competitive capacity by expanding the range of products sold and the scale of activities in Italy. Almost 40 percent of these companies have launched a new development model focusing on the technological modernisation of their activities.

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The new post-pandemia scenario will require to strengthen and extend the support to FDI, which will decline significantly. Measures should be taken to create more attractive conditions for both foreign and national investors. The crisis triggered by COVID-19 obliges us to rethink industrial policy and the production chain, giving a new interpretation to the concepts of cost and non-cost competitiveness that led European countries, including Italy, to relocate productions, despite some of them are essential for national autonomy. This is a necessary reflection in the light of the events. Another important aspect regarding the investment policy in this period is the screening of foreign investment for reasons of national security, implemented by several countries. Italy has also acted in this direction by extending the objective scope of the Golden Power Framework to sectors of strategic importance, allowing a prior authorisation for significant operations in several sectors (see paragraph I.3 for details).
The extraordinary plan of € 716 million,48 launched in March 2020, aims precisely to support companies abroad in this cyclical phase by supporting credit, extraordinary communication campaigns and covering the costs of companies that will not be able to participate in the Fairs (until March 2021). Finally, € 20 million will be earmarked for the promotion of on-line markets. These measures are complemented by those taken to deal with the health crisis (see paragraph I.3 for details).
These measures take place within the framework of a renewed governance of the sector, which started on 1 January 2020, in implementation of D.L. No. 104/2019 which transferred the competences in the field of defining strategies of commercial and promotional policy with foreign countries and of developing the internationalisation of the country system from MISE to MAECI, with the aim of enhancing economic diplomacy as an essential component of foreign policy. Once the coordination is improved, the government’s commitment is also to ensure adequate instruments to support the internationalisation of the Italian production system. The measures adopted to meet this need include the resources allocated in the Budget Law to strengthen the Extraordinary Plan for the promotion of 'Made in Italy' and the attraction of investments in Italy.
During the reform of competencies in the field of international trade, the Direction cabinet for internationalisation, that meets at ministerial level on an annual basis, has continued to operate to develop strategies and identify priorities for the internationalisation of the country in a shared way between institutions and the productive world.
As regards the support for export and internationalisation, specific supply chains, including defence and agri-food, should also be promoted. For the latter, the integration of the work carried out by Local Health Services, Regions and Ministry of Health to support the export activities of the food chains must be promoted: without recognition of the health guarantees offered by official control, it is difficult to easily manage trading activities and, above all, to maintain the result over time through continuous monitoring of exporting establishments. At the EU level, the need for negotiation with third countries for the common benefit of

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48 € 316 million for the ECI, of which € 85 million were already allocated by the Budget Law for 2020 and € 400 million for the SACE- SIMEST Fund, which had been refinanced for only € 50 million under the ‘Milleproroghe’ Decree.

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the Member States and the possibility of acting on import control to counterbalance the negotiating power of third countries should be strengthened. For this reason, food safety must be strengthened through adequate recognition to the veterinary and food hygiene services of Local Health Services, Regions and Ministry of Health with an increase of their workforce.
In the field of Defence, the potential of the Italian Aerospace, Defence and Security industry, whose production is significantly destined, for almost 70 percent, to foreign markets, both to the EU and non-EU area, should be supported.
Foreign markets represent valuable commercial outlets for Italian agri-food: the activation of a system of services aimed at strengthening logistics is a key element of the strategy to support the internationalisation of Made in Italy. To this end, particular attention will be paid to the feasibility of all those projects involving the construction, in the airports equipped for cargo, of facilities dedicated to the packaging of products, according to technological and commodity criteria and in light of the needs of the countries of destination, as well as any other initiative that can guarantee an adequate response, in terms of quality and continuity of supplies, to foreign demand.
The promotion of Italian language and culture is also a cornerstone of foreign policy, as it strengthens Italy’s influence and ensures valuable instruments of dialogue. To this end, the Budget Law for 2020 has increased the resources of the Fund to strengthen the promotion of Italian culture and language abroad.
Banking system and access to credit
The Government intends to create the conditions for a modern, efficient and transparent financial system. In recent years, banks are realigning themselves with average European capital values, mainly using private resources (more than 70 billion since the beginning of the financial crisis of 2007). Italian banks are facing the crisis in a stronger position than they were before the double recession of 2008-2013. The ratio of Tier 1 capital to risk-weighted assets increased from 7.1 percent in 2007 to 13.9 percent last December. The balance sheets have been cleaned from most of non-performing loans, which have decreased by two thirds in the last four years. In the first quarter of this year, the capital position of the banking sector has improved further; following the recommendations of the supervisory authorities, the decision not to distribute dividends has contributed to this trend. There were no liquidity issues and retail deposits continued to grow.
As regards to non-performing loans (NPLs), banks discarded a significant proportion of them: in fact, the reduction of their size has continued in 2019 with 31 billion of sales. Compared to 2018, the sale of positions classified as probable defaults has increased (from 5 to 8 billion). At the end of 2019, impaired loans net of value adjustments amounted to 70 billion, 22 percent less than in the previous year; their impact on total loans fell from 4.3 percent to 3.3 percent. It is likely, however, that in the coming months the economic effects of the epidemic will also affect loans already classified as probable defaults, which benefit only to a limited extent from the measures introduced by the Government and account for about half

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of the net impaired claims in the bank balance sheets.49 The effort will therefore be to contain the effects that the current pandemic crisis may have on balance sheets through prudential management of provisions that banks are already precautionarily making.
The process of reform of the cooperative credit sector ended with the formation of the two groups – ICCREA and Cassa Centrale Banca – joined by more than 220 intermediaries. The Government intends to encourage the further consolidation and recovery of the sector’s efficiency and profitability with the creation of a bank of size and capacity adapted to the credit needs of the Mezzogiorno.
As far as the needs of this emergency phase are concerned and in response to the health crisis, which exposed the Italian production sector to enormous liquidity problems, credit support has been one of the cornerstones of government action. With the decrees ‘Cura Italia’ and ‘Liquidity’ the government has realised a substantial number of interventions with the aim of expanding the access to channels of private capital collection alternative to banking. These interventions are capable of cumulatively mobilise 750 billion of credit to the economy.
Through the banking system, support was given to households, micro, small and medium-sized enterprises, while for SMEs this was operated through the Central Guarantee Fund instrument and additional public guarantees were granted.
The interventions concerned companies in a differentiated manner according to their size: for micro (VAT identification numbers), small and medium-sized enterprises, professionals and individual firms, it was decided to freeze current account credit lines, loan financing and maturity, and maturity instalments and charges. This measure is complemented by the possibility for SMEs to access State-guaranteed loans through the strengthening of the Guarantee Fund. For smaller companies, this guarantee will be up to 100 percent. To date, there are about 700 applications for guaranteed loans accepted by the Central Guarantee Fund, which have mobilised around 40 billion in financing to SMEs.
Once the Fund’s ceiling has been exhausted, small and medium-sized enterprises (including individual enterprises or VAT identification numbers) will also be able to access the guarantee issued by SACE. It is also functional to the support of micro enterprises the strengthening of the Confidi and the increase of the endowment of the Development Contracts.
In order to finance the medium-sized business realities, emergency decrees have provided for the possibility of increasing the provision to banks by means of special State guarantees to CDP. In addition, SACE was given the opportunity to provide guarantees to financial institutions providing new financing to businesses and to strengthen export and internationalisation support, with the possibility of covering between 70 percent and 90 percent of the amount financed, depending on the size of the company.
As already mentioned above, a Task Force has been set up to50 promote the implementation of liquidity support measures adopted by the Government and to

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49 Https://www.bancaditalia.it/pubblicazioni/relazione-annuale/2019/index.html
50 The Task Force is composed by the Ministry of Economy and Finance, the Bank of Italy, the Italian Banking Association (ABI), the Mediocredito Centrale and – after the D.L. ‘Liquidity’ – the Ministry of Economic Development and SACE.

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ensure the efficient and rapid use of liquidity support measures adopted with the D.L. ‘Cura Italia’.
Through the ‘Business Platform’, which has been active since 2014, CDP has made available to Italian banks a provision of € 3 billion at low rates, in order to facilitate the granting of new financing to Italian SMEs and Mid-caps in support of investments and working capital needs. In addition, SACE, in favour of all MID corporate and SMEs holding export turnover and an active foreign order book and which were in a financial equilibrium situation at 31/12/2019, may grant short-term financial guarantees, within a ceiling of 1.5 billion. These guarantees, up to 50  percent of the amount, are directed to the banking system to facilitate the provision of new short-term loans for the financing of the working capital.
Other measures aim at simplifying access to credit and also targeting households; these include the simplified subscription of bank contracts or the simplification of access to the First Home Loan Fund. The suspension of the instalments for the first house loans is related to an expanded audience of potential beneficiaries, as they are allowed to suspend loans of up to € 400,000 (the previous threshold was € 250,000), as well as loans granted through the Guarantee Fund for the purchase of first home loans, managed by CONSAP SpA. On 21 April the ABI signed an agreement with the Consumer Associations to support families in difficulty who have contracted instalments or loans secured by real estate, granted for purposes other than the purchase of the first house or which do not have the characteristics suitable for access to the Gasparrini Fund.
The decrees provide an incentive for Banking and industrial enterprises to divest their stranded or impaired claims by converting their Deferred Tax Assets (DTAs) into tax credits. In addition, in order to protect savings in the credit sector, D.L. ‘Relaunch’ grants the State the possibility to place its guarantee on newly issued liabilities or to set up specific support schemes (for details see paragraph I.3).
Some measures also concern the agricultural and fisheries sector. For details of the measures see paragraph I.3.
The National Innovation Fund held by CDP (70 percent) and by INVITALIA (30 percent), is operational. The Fund’s main objectives are to expand direct and indirect investments, promote the emergence of new investment instruments that facilitate, for example, technology transfer processes from universities/research institutes, as well as support the overall growth of the Venture Capital market. Some steps were also taken with the Budget Law for 2020, which has re-proposed and refinanced several incentive instruments for SMEs that have proved to be effective in past years: the Guarantee Fund, the New Sabatini and the ACE. Other instruments remain in place, such as the newly established Simple Investment Company (SIS) and further measures to facilitate growth and aggregation of companies, such as Individual Investment Plans (PIR) and venture capital. Other instruments, however, such as super-amortisation and hyper-amortisation have been replaced by a new tax credit for investment in capital goods (‘Transizione 4.0 plan’).
Finally, in a logic of growth and sustainable development the Ministry of Economy and Finance is considering the introduction of green bonds.

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Agri-food and food safety
Since the beginning of the COVID-19 emergency, the national agri-food supply chain has ensured food supplies throughout the country. The whole sector exceeds 15 percent of GDP and has been strongly affected by the closure of the entire logistics and production channel also at the international level, with a strong reduction in exports. The crisis also highlighted the fragility of raw materials, of which Italy is in deficit, particularly as regards to cereals and arable crops. It is therefore essential to put in place instruments that strengthen agriculture and national agri-food.
The Government is committed to this both at European and internal level. Emergency measures have been requested and implemented in Europe by simplifying the bureaucratic burdens linked to the common agricultural policy. It will be crucial to review the Common Agricultural Policy 2021-2027 and the European Green Deal in the light of changing needs. At the same time, internally it will be necessary to adapt labour standards in agriculture in order to improve the competitiveness of businesses and the whole system, to protect workers and to promote Italian supply chains. A series of measures go in this direction: investments in the supply chain and district contracts which have already activated public and private resources for 1 billion of investments, the Competitiveness Fund which intervenes to promote the supply of maize, legumes and soya, the Wheat Fund which allocates € 40 million to the strengthening of agricultural producers and the semolina and pasta industry.
These measures are complemented the D.L. Fund of € 100 million, set up in the D.L. ‘Cura Italia’ as a first response to promote business continuity, and further interventions, including the establishment of a Fund of 500 million set up in the D.L. ‘Relaunch’ to protect supply chains in crisis, to replenish the damage suffered by the agricultural, fisheries and aquaculture sector in D.L.(for details see paragraph I.3), after obtaining important derogations from the EU to safeguard businesses. Entire agri-food and food-safety sectors have been severely affected by the crisis, starting with florovism, which has experienced a real collapse in orders and turnover; dairy and animal husbandry, which were also affected by the increase in feed and production costs; the wine sector, thrown into crisis by the closure of all restaurants and the strong reduction in exports. Significant income losses have also been recorded on the fisheries and aquaculture sectors, which is why some initial measures have been activated and important derogations have been obtained by the EU to safeguard fishing businesses.
At the same time, food availability and assistance should be ensured to an increasing audience of people in need or with difficulty in accessing food. Two actions were implemented with an increase of 50 million in the allocation of the ‘most deprived people Fund’ for the purchase of foodstuffs to be distributed to the neediest and with the financing to the municipalities of € 400 million for the purchase of food vouchers. With the D.L. ‘Relaunch’, measures to combat the food emergency have been further strengthened, with a target of 250 million for food distribution initiatives.

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Tourism and cultural heritage
Tourism has a strong impact on competitiveness in Italy, as its main factors of attractiveness, natural beauty and cultural heritage are closely linked. The crisis resulting from the COVID-19 health emergency has severely hit the sector, which needs to be supported and relaunched: to this end, the Government will make an important commitment to support tourism and the associated supply chain.
Once the most acute phase of the health emergency has passed, attention will be paid to promoting tourism at national level and towards Italy, also taking into account the international context. Therefore, a particularly robust action is needed, given that tourism operators are among the most affected by the crisis resulting from the health emergency. The highest priority should therefore be given to the effective implementation of all support measures for the sector. These objectives should also be pursued through an ever more intense integration between tourism and the use of cultural and landscape heritage, highlighting, in particular, villages, inland areas, paths and cultural itineraries.
To this end, it is necessary to involve the Regions and Local Authorities and strengthen the role of ENIT (Italian National Tourist Board), in order to carry out an organic action to promote the country system, solving in a coordinated context the fragmentation elements that have affected the sector in the past.
The current five-year Strategic Tourism Plan, accompanied by an annual implementation plan, will be in force until 2022 and is based on three cross-cutting aspects: sustainability, innovation and accessibility. The sustainability and accessibility aspects are crucial for some tourist sites, hitherto afflicted by flows that are concentrated in some seasons and oversized with respect to the needs to protect the cultural heritage ecosystem. At the same time, immense and fragile, there is a need, which is now unavoidable by the inevitable limitations on excessive and contemporary presences which are incompatible with the continuing need to combat the spread and resurgence of the epidemic, to reconfigure the methods of influx and fruition. In this regard, in particular, numbered and limited accesses may be provided. In addition, it is necessary to promote other tourist attractions in lesser-known places also through a special valorisation of public real estate and a careful evaluation of the different motivations of travel for tourism. The more balanced distribution of tourist flows over time and space is a need given the fragility of the historical-artistic and landscape heritage, which can encourage a resumption of tourist activities even in a situation conditioned by persistent restrictions, albeit reduced, to circulation and crowds.
Once the major emergency phase is over, the lines of action on cultural activities can be oriented according to the following priorities.
Actions to consolidate the strategic role of museums, promote the development of museum networks and support archives, libraries and cultural institutes should be continued. For the use of this heritage, in particular, a wider and more conscious use of digital technologies is a political priority in order to ensure full accessibility by the public respecting the priority protection needs. In addition, in the context of the serious health emergency, the possibilities for remote access should be increased with the necessary digitisation interventions and, by using telematic means, further measures of programmed access should be provided.

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The network diffusion of long-distance passenger rail services, with the new design of the High Speed Network (AVR), will allow to expand the connectivity of the system in ways that are effective and consistent with the multipolar structure of the Italian territory, as well as with the needs of connection of the most peripheral regions of the Mezzogiorno and internal areas. The project envisages a progressive extension of the AVR network according to the logic of integration with the historical network, maximising the performance offered to the main urban centres, through the careful use of conventional and dedicated sections, possibly supplemented by infrastructure interventions to adapt the existing network, or also, by the construction of new bypass routes and additional sections, in a context of redevelopment of the road network.
The interventions aimed at the digitisation of cultural heritage, the monitoring of the management of Italian UNESCO sites and the experimentation of digital cards to take advantage of cultural heritage and activities are some of the actions to be carried out to promote the development of culture.
We need to invest in contemporary art and architecture and in cultural and creative enterprises. These sectors, which have so far shown signs of high growth, can be supported not only by specific measures but also by the establishment of a new regulatory framework. Finally, initiatives to promote fashion and design and measures to support photography, already carried out in the period 2014-2018, should be stepped up. In this sector special attention should be devoted to the promotion of Made in Italy, also involving the Italian cultural institutes abroad.
In the entertainment, cinema and audiovisual sectors, once the health emergency has been overcome, new impetus must be given to the promotion of national artistic production, including measures aimed at boosting greater attractiveness at international level. The criteria for the distribution of the Single Fund for Entertainment (FUS), with particular reference to the Lyric-Symphonic Foundations, will also need to be reviewed in order to address the adverse effects of the COVID-19 health emergency. In this last respect, particular attention should be paid to measures to ensure the protection of employment and the reprogramming of cancelled events.

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III.5	PRIORITY 5: SUPPORT FOR SUSTAINABLE TANGIBLE AND INTANGIBLE INVESTMENTS
Priority area 5	Support for sustainable tangible and intangible investments

In the face of health emergency, environmental challenges and the consequent reconversion of the economy, investment needs to be promoted both by leveraging public and private capital accumulation and through incentives for innovation and entrepreneurship. Public investment, both material and intangible, can play a decisive role both in the security of the territory and in the development of knowledge and infrastructure.
The Government is committed to acting on this front with structural and cyclical policies aimed at overcoming the current emergency and including:
•         Support for public and private investment, to restore an adequate level of investment, also addressing the country’s structural weaknesses. In this area, great efforts will be made to relaunch the economy after the emergency through a major plan to unlock investment and simplify procurement while ensuring transparency. Companies that invest and innovate will be rewarded fiscally.
•         Green and Innovation New Deal, to make environmental and social sustainability, innovation and the circular economy a strong driver for growth and productivity. A new incentive tax scheme will be introduced that will cover all the actors of the strategy, from households to businesses, from the Public Administration to the territory.
•         Procurement Code will be updated in order to ensure, including through the adoption of the Single Regulation, a clearer framework for administrators and operators to implement the investment plan more quickly at national and local level.
•         Structural Funds will be one of the priority sources of funding to overcome the crisis and relaunch the economy. The inefficient allocation of funds and the ineffective management of projects, which have led to delays in implementation and have hampered the use of resources, will have to be overcome.
•         Plan for South 2030. It will outline the path of economic recovery by promoting an integrated vision of the economic fabric. Infrastructure will have to be adapted to new production processes.
•         Industrial policy. The emergency has evidenced how it is necessary that the country is equipped with all the productive chains related to objectives of national safety and health, that will have to be appropriately defined. The Government will support certain productions that are considered essential in order to keep them on the national territory or to strengthen them. The areas of care, pharmaceuticals and research will be strengthened as part of a strategy to improve the quality and endowments of local authorities. The advantageous tax regime will also address the production and the ‘green’ model that the Government wants to give to the country.
•         Youth but Smart. Youth employment cannot ignore the support that the system can give to the web and e-commerce. Blockchain, Artificial Intelligence, App, Cloud and 5G will have to be the five key words for the country’s technological revival and the first source of employment for the younger part of the working population. Tax incentives for these innovative companies will be strengthened and contamination with existing realities will be supported. Venture Capital and subsidised credit will be encouraged.
These priority lines are included in the ‘Environment’ and ‘Productivity’ pillars of ASGS 2020 and correspond to CSR No. 3 and Euro Area Recommendations No. 2.

Support for public and private investment
The current pandemic crisis has generated a production block and a loss of investment that will have to be quickly recovered. The Government will support businesses and consumers so that at the end of the pandemic the system will be able to recover rapidly (for details see paragraph I.3).The emergency situation we

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are experiencing has occurred in a moment in which public investment was finally recovering but, like the private ones, remained much lower than the period before the financial crisis. There is therefore a need for policies to broaden incentives and resources in order to restore an adequate level of investment and infrastructure.
Important investment support measures will be introduced in the short term to accelerate the country’s exit from the current crisis. It should also be pointed out that much has been done since the beginning of this legislature to support investment, with a long-term intervention, up to 2034, provided for in the Budget Law for 2020 and essentially falling under the three Funds already mentioned in Chapter I: the Central Administration Investment Fund (20.8 billion from 2020 to 2034), the Green New Deal Fund (4.24 billion for the period 2020-2023, see the following paragraph) and the Fund for Relaunching Investments for Sustainable Development and Infrastructure in Municipalities (4 billion from 2025 to 2034). Other funds, to mention the most significant, refer to the contributions allocated to the municipalities for investments in urban regeneration projects (8.5 billion in 2021-2034) and for securing buildings and the territory (8.8 billion in 2021-2034), as well as to the Regions (approximately 3.3 billion in 2021-2034) for road and securing interventions and for the development of public transport systems.
Thanks to these interventions it was possible to redefine the incentives for innovation, the renewal of production and plants, the efficiency of production processes in order to make them consistent with a sustainable, circular and inclusive development model. In order to strengthen territorial cohesion, even greater resources have been allocated to local authorities and municipalities than those allocated to central administrations.
At the same time, in the Budget Law for 2020 and in the Tax Decree, the Government has made efforts to strengthening private investment over a medium-term horizon, providing incentives of about 3.2 billion in the three years (of which 850 million additional resources allocated to the South), with additional 2.1 billion to contribute with public guarantees to private investments for small and medium-sized enterprises.51
In addition, with the Decree Law ‘Relaunch’ the Government has strengthened the system of tax incentives for energy upgrading, seismic safety of buildings, installation of photovoltaic systems, storage systems and columns for the charging of electric vehicles, raising to 110 percent the tax deduction rates on the ecobonus and the earthquake bonus.
Given this significant commitment of financial resources – and to maximise their potential macroeconomic impact – context factors, such as careful selection, planning and implementation of works and the elimination of waste and inefficiencies, will also be decisive. It is also necessary to strengthen and simplify processes for managing and monitoring the financial, physical and procedural implementation of public investment.
In this respect, the precise codification of public investment in financing acts is an essential precondition not only for monitoring, but mainly for reducing the timeframe for the administrative phases necessary for the provision of the funds and for the start of operations.

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51 For more details of the measures set out in the Budget Law for 2020, aimed at developing public and private investment, see the Appendix.

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With the widening of the scope of the monitoring system and the digitisation and re-engineering of existing administrative processes, the objective to reduce the information asymmetries between the central administrations – which hold and allocate the resources for investment – is reached as well as between local authorities that often do not know these possibilities or face procedures that in some cases are complex especially for small entities.
This will happen through the use of a new platform that is being finalized and that will inform the approximately 11 thousand entities already connected to the existing monitoring system of the State General Accounting Department of the possibility to be financed, directly proposing links for quick access to the platform to start online the request to access to resources in a simple, assisted, automated and transparent way.
The initiative is part of the wider process of digitising the various procedures related to the management and monitoring of public projects, pursued through the creation of a platform, usable by public administrations and fully integrated with the new ERP system of public accounting. Through this project, not only the objective of digitising all the processes of Public Administrations connected to projects of a public nature will be achieved, but also the one of bringing all projects of a public nature within a single platform, while improving the efficiency of the entire monitoring process thanks to up-to-date and uniform data.
The expected benefit is that of a higher quality of expenditure with the completion of the programming/implementation cycle, thanks to the new scenarios that the framework defined here opens to the evaluation of sectoral policies, contributing to the relaunch of investments and to the territorial rebalancing.
In summary, therefore, a strategy that allows proper planning and implementation for both public and private investment covers a number of aspects: good technical and administrative practices, use of the best technologies currently available, use of eco-sustainable materials, integrated planning framework at all levels (from broad frameworks up to ‘point’ interventions), implementation of synergistic processes between the economic, productive and entrepreneurial sectors.
In the field of infrastructure, construction, urban planning and the environment, the achievement of properly planned and implemented interventions – together with the execution of maintenance plans to ensure the functions to be carried out – unquestionably leads to a correct and sustainable economic management at all levels.
The trigger of a real ‘virtuous cycle’ of synergistic functioning of all the gears in this complex ‘machine’ could guarantee multiple advantages: reduction of planning and implementation time, energy saving, less environmental pollution, reduction of environmental damage on natural and man-made structures, optimisation of available natural resources, correct performance synergies of interventions, etc.
All these actions are linked to a significant reduction in overall expenditure at all levels – both in implementation and in management – which, indisputably, would lead to a significant increase in the quality of life of citizens.

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Green and Innovation New Deal
Italy is one of the countries that, having supported the new European Commission in the launch of a European Green Deal, will support its definition and implementation, requiring the right level of ambition, in line with the European choice to transform its economy into a ‘climate-neutral’ economy by 2050. Taking into account these developments at European level, with the Budget Law, a national Green and Innovation Deal has been launched, linking the increase in resources for public investment and for supporting private investment to the objectives of environmental and social sustainability, innovation and circular economy, in the belief that these challenges are also a strong driver for growth and productivity.
In particular, the Italian Green New Deal was launched with the creation of a Fund for financial operations carried out by the MEF, mainly the granting of guarantees and, for the same purposes, the indirect participation in risk and/or debt capital, also of a subordinate nature. The Fund is designed to create a leverage effect, attracting public and private funding for green investments and has a budget of 470 million for 2020, 930 million for 2021 and 1,420 million for each of the years 2022 and 2023, for a total amount of 4.24 billion for the period. Part of this amount – for a share of not less than 150 million for each of the years from 2020 to 2022 – will be earmarked for measures aimed at reducing greenhouse gas emissions, promoting the circular economy, reducing pollution and its impact on companies’ productivity, on their exposure to the risk arising from factors related to environmental, social and governance issues (ESG) and health. The environmental objective of Green New Deal will be threefold: strategies for mitigation and adaptation to climate change, combating and reducing pollution and its impact on health, promoting forms of circular economy.
The Green and Innovation Deal, of later definition, also includes the funds for innovation and entails a significant increase in resources to be devoted to interventions for environmental and social sustainability, also taking advantage of the resources of the Central Administration Investment Fund, the measures introduced to increase sustainable investments of local authorities (for details, please see the text and the Appendix), as well as the resources of the Revolving Fund for support to enterprises and investments in research. In addition to the establishment of the Fund, other investment programmes and projects with an innovative and high environmental sustainability objective will be identified, which also take into account the social impacts of the measures taken, including the regeneration and valorisation of state and public property.
In particular, on the buildings of the Central Public Administration, an energy efficiency plan will be implemented in line with the objective of national energy saving, with corrective interventions on building envelopes and plants as well as through interventions aimed at digitising the energy management of buildings. The Plan aims to provide a significant boost to the relaunch of investments and the development of the country, in line with the objectives set by Directive 2018/844/EU on the energy performance of buildings (EPBD III) aimed precisely at accelerating the economically efficient renovation of buildings. It identifies some lines of action aimed – through a combined action of both building projects and other green initiatives - at reducing harmful emissions, reducing consumption costs,

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improving the usability and image of public offices for the benefit of the community, as well as welfare in the workplace.
The programmes and policies to be implemented in this area involve more administrations and include not only legislative and regulatory interventions, but also implementations of previous laws or actions to be carried out, so that a real economic-financial policy plan for innovation and sustainability could be configured. As part of the European Green Deal, seven major missions have been identified and many of them include what are the government’s priorities. They refer, for example, to measures for energy efficiency of buildings (increasing the use of renewable sources and reducing the contribution of domestic heating to the formation of fine dust harmful to health and, at the same time, encouraging the contrast to the issue of ‘energy poverty’ of households), those relating to social infrastructure such as nursery schools and hospitals, those to combat hydrogeological instability and to promote the development of a sustainable industry such as the plastics plan, the measures aimed at encouraging sustainable mobility and the development of clean energy, together with some cross-cutting tools such as public support policies for the innovation process (‘Transizione 4.0’ Plan) and for strengthening the competitiveness of Italian companies.
Infrastructure and transport
In the field of infrastructure, the government’s objective is to promote the development and consolidation of a modern and integrated system, to protect the right to mobility by ensuring the effectiveness, efficiency and quality of travel with attention to the environment, safety and social inclusion. The basic strategy focuses on the integration of transport infrastructures, energy infrastructures and digital technologies not only in terms of environmental sustainability, but also on meeting new demand such as electric micromobility and ‘sweet’ (non-motorised) mobility for urban travel.
This strategy will also be pursued in the post-COVID-19 recovery phase, with the priority of developing - despite the difficulties associated with ensuring the protection of the citizens’ health - the air, high-speed rail and local public transport system and maritime continuity.52 It is particularly important, both in the recovery phase and at full speed, to pursue flexibility of incoming and outgoing service hours (which may be different between cities and cities in relation to working and productive needs), by considering the opportunity of a service modulated by time slots and/or distributed over six working days in order to avoid peaking in rush hours, especially in large cities. In the post-emergency phase, initiatives related to ‘sweet’ mobility, the renewal of rolling stock in the perspective of technological innovation and more sustainable traction modes will be accelerated. Similarly, other actions will be finalised to strengthen the resilience and the sustainability of the logistic chain with particular reference to the intermodality. Finally, as the health crisis persisted, some interventions went in the direction of supporting

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52 To this end, MIT has signed with the entrepreneurial categories of the sector and trade unions, the Guidelines in the field of transport and logistics, aimed at guaranteeing a containment of the virus and to enable a resume of activities in full safety.

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transport companies to compensate them for the reduction in tariff revenues linked to the fall in demand of both passengers and goods (see paragraph I.3).
The annex to this Economic and Financial Document, '#italiaveloce Resilient Italy plans the future: new strategies for transport, logistics and infrastructure', represents the general framework of the planning and programming of transport infrastructures, and presents in advance the list of priority infrastructures for the development of the Country, with a total framework of more than 190 billion.53
As regards sustainable mobility,54 resources are being allocated to encourage interoperability and integration between the different modes of transport, giving priority to the use of those with low environmental impact and strengthening local rail systems, both with new infrastructure and technological investments, and through the improvement of the safety of the former granted railways, all submitted since last year to the supervision of the National Agency for the Safety of Railways (ANSF). Such actions will allow to reduce the congestion and the pollution in terms of emissions, noise and vibration in line with the proposal of the EU commission to promote the development of the railway transport.55 At national level, the high-speed rail network will be extended throughout the country, with particular attention to the Southern Regions (Calabria, Basilicata, Puglia and Sicily). A Fund for the development of urban cycle networks with a budget of 150 million for the three-year period 2022-2024 has been set up to finance the 50 percent of the construction of new urban cycle paths by local authorities. A decree for the distribution of about 140 million is due to be adopted with the aim of increasing the safety of the urban cycle network and extending it.
The objective of ensuring more efficient and quality local public transport services will also be pursued by overcoming the criterion based on historical costs in the allocation of the TPL Fund and the application of the standard cost as a benchmark for the remuneration of services, ensuring more equitable distribution of resources and more efficient provision of services, through the application of efficiency benchmarks determined by the Italian Transport Regulation Authority.56
The National Strategic Plan for Sustainable Mobility makes available to Regions, Metropolitan Cities and Local Authorities more than 4 billion, of which 2.2 billion already allocated to the Regions for the purchase of new ecological buses used for local public transport and related infrastructure, while 398 million are allocated to the 38 municipalities that in 2018-2019 period recorded the highest levels of pollution from PM10 and nitrogen dioxide, for the acquisition of rolling stock based on electricity, methane and hydrogen. Further impetus will be given to the implementation of the Plan, also in the perspective of the development of the production chain of alternative-fuel buses in our country.

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53 The next ‘General plan of the transports and the logistics’ will define the strategic objectives until 2030 developing and updating the analysis of the needs started with ‘Connecting Italy’ and then proceed with the programming of the priority infrastructure interventions in order to satisfy the demand for mobility through the adoption in the next months of the first multi-annual planning document of the Government, a more agile and flexible instrument than expected from the current normative dispositions.
54 Maintaining consistency with the energy and environmental objectives until 2030 of the National Plan for Energy and Climate and in consultation with the Regions and Local Authorities.
55 ‘A European year of rail 2021’ COM (2020)78 final of 4 March 2020 at: https://ec.europa.eu/transport/sites/transport/files/legislation/com20200078.pdf.
56 Resolution No 154/2019.

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Urban contexts must also be rethought in a circular economy logic, giving new impetus to forms of sharing (e.g. car and bike sharing). With this in mind, the Decree Law ‘Relaunch’ contains many incentives for sustainable mobility and foresees the financing of projects for road infrastructure and cycle paths (see Section I.3 for details).
The process of renewal of the rolling stock of the regional railway service will be completed and the intercity trains will be renewed quickly. The government has allocated resources equally to 3.7 billion for the completion of metro lines and for the construction of new tramway and trolleybus lines throughout the country, while 1.3 billion will be allocated in the coming months. Resources are already available and in the process of allocation for the sustainable renewal of naval means for connections with the smaller islands.
The strong commitment to smart mobility will translate, in the field of infrastructure, into encouraging the use of new technologies for the development of traffic observation and forecasting platforms and for the application of monitoring systems capable of analysing the state of conservation of infrastructure works on a continuous basis. The use of smart mobility will be even more relevant in the current stage of health emergency.
Further impetus to national priorities can be provided by European funding by maximising the opportunities that will become available during the 2021-2027 programming period and by further developing trans-European transport networks, focusing on cross-border high value-added projects and ongoing projects along the national network’s priority development guidelines. The programme Connecting Europe Facility – CEF - will be implemented, strongly supporting the increase in the financial endowment and supporting private operators through the action of CDP, as the National Promotion Institute, which has recently become implementing partner of the initiative.
Great attention will be paid to the mobility of goods through the implementation of a new logistic model devoted to the needs of environmental sustainability. The system of incentives of the ‘marebonus’ and ‘ferrobonus’ has given positive results for the development of the modal transfer of goods, it has been strengthened in the Decree Law ‘Relaunch’ and it will have to be carried on and updated in compliance with the EU discipline and procedures. The new technologies will also be fundamental for the renewal of the transport fleet used for the road haulage to which appropriate incentives will be assured immediately through additional resources, already allocated for the three-year period 2020-2022 for approximately 200 million, in order to allow the gradual overcoming of traction engines that are not more sustainable and at the same time to ensure greater safety of the road transport.57

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57 The following financial commitments are envisaged: 1) Prosecution and implementation of the system of incentives of ‘marebonus’ and ‘ferrobonus’. The Budget Law for 2020 has authorized the following expenditures: i) € 20 million for the year 2021 as an incentive for ‘marebonus’ (Article 1, paragraph 110); ii) € 14 million for the year 2020 and e 25 million for the year 2021 as an incentive for ‘ferrobonus’ (Article 1, paragraph 111); 2) Appropriate incentives through additional resources, foreseen for 2020, to allow the gradual overcoming of unsustainable traction engines and, at the same time, to ensure greater safety in road transport (renewal of the transport fleet used for road haulage). According to Article 53, co.1 of Decree Law no. 124/2019 € 12.9 million have been allocated for each of the years 2019 and 2020, for the renewal of the transport fleet of companies operating in the Italian territory registered in the National Electronic Register (REN) and in the national Register of goods hauliers on behalf of third parties.

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The National Airport Plan will be updated by ensuring a strong integration between airports and their territories in an intermodal logic, taking into account in any case the international constraints related to the reduction of greenhouse gases. According to the new regulatory framework, the airport charges of all airports, including major stopovers covered by programme contracts (so called ‘by way of derogation’) will be determined according to the pricing models adopted by the Italian Transport Regulation Authority and based on the principles of correlation to costs, relevance, rationality and non-discrimination. This will also be done taking into account the emergency framework and the short- to medium-term effects on the value chain.
The reform of the port authorities is being implemented and, in the infrastructural field, a strong impulse will be given to the improvement of the environmental sustainability of the ports, with actions qualified like the national plan for the electrification of the docks (‘cold-ironing’) with the plan Green Ports.
Political decision-making and administrative work will continue in order to unlock funding that are already available for interventions and specific works. At the same time, in view of the need to deal with the pandemic and its economic effects, specific derogations will be introduced, within a specific timeframe, to encourage the restart of activities in the suspended worksites and, at the same time, to reduce the time between the approval of new projects, the award of contracts and the realisation of the works.
Investments with high technological and innovative content, with a great impact on safety, for the digitization of the monitoring of road, motorway and rail networks are expected to be activated. The aim would be to create an overall framework for the collection and analysis of data on the state of operation of infrastructure networks, aimed at preventing critical events and optimising maintenance activities in a predictive logic.
Priority will be given to continuous ordinary and extraordinary maintenance and the security surveillance system will be strengthened in a technologically advanced manner, as already said; in this regard, priority is given to the plans for the extraordinary maintenance of bridges, viaducts and tunnels provided for in the updating of the programme contracts with infrastructure managers. In particular, about 4 billion have already been allocated to ANAS for the maintenance of bridges and viaducts, while another 3 billion have been allocated to provinces and metropolitan cities for the extraordinary maintenance of the road network under their competence and 1 billion to ANAS for the maintenance of the provincial roads that have been transferred to it. Further 4.1 billion is being distributed for the maintenance of provincial roads.
Priority importance will also be given to the investments of the road network foreseen in the update of the 2016-2020 programme contract with ANAS and those on the railway network included in the update and RFI programme contract 2017-2021, whose modalities of approval will be simplified, reducing the time for making available the expected resources. The national road network will be improved in order to complement the main links with the aim of ensuring greater traffic safety and greater road functionality. With specific regard to the motorway concessions, the review process will be further boosted, in order to ensure greater transparency, competitiveness between operators and the correct balance between the public interest and the entrepreneurial one, as well as the constant improvement of the

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service for users, giving timely implementation to the deliberations of the Italian Transport Regulation Authority. The motorway network will have to be adapted to the progressive spread of electric vehicles through the provision of quick charging columns.
Also investments for water infrastructures that will be foreseen in the National Plan for interventions in the water sector, through which the security and resilience of water supply for the strategic sectors of the life and economy of the country (drinking water distribution, irrigation system and hydroelectric/industrial sector) will be guaranteed, are of main importance. The Plan will be the main instrument for the financing of actions aimed at the creation and/or maintenance/modernisation of the national heritage of large water infrastructures (dams, artificial reservoirs, water transfers and main water schemes), in order to combat the impacts of climate change and within the framework of sustainability policies consistent with the Italian and European Green New Deal. Protection and proper use of a fundamental common good, such as water, guaranteeing access to water as a universal right and efficient industrial management of water systems will be appropriately harmonised in the modernisation of the relevant legislation.
The Extraordinary Infrastructure Investment Plan has also been launched to stimulate growth and work in the South, promoting the adoption and coordination of various instruments such as institutional development contracts, Special Economic Zones (ZES) and network contracts. Fundamental objectives will be, on the one hand, accelerate the realisation of strategic projects functionally linked to each other for the valorisation of the territories, strengthening physical, human and social capital and, on the other, a renewed involvement of the Regions and Local Authorities of the South.58 In this context, the refinancing of all the funds to the mountain municipalities (about 40 percent of the national total) and the financing of the Fund for the development of infrastructure in the 55 Italian small islands and its implementing rules are also particularly relevant.
The Agricultural Operational Plan will allow also in 2020 investments in strategic irrigation infrastructures for national agriculture, financing supply chain and district contracts and national forestry policy for the care of 11 million hectares of woodland.
Integrated National Energy and Climate Plan (PNIEC)
In December 2019 the drafting of the PNIEC was completed; among other things, it incorporates the innovations foreseen in the Climate Decree Law as well as those on investments for the Green and Innovation Deal provided for in the 2020 Budget Law.
The Plan represents an important turning point in the country’s energy-environmental policy, defining a broad transformation of the economy, in which decarbonisation, circular economy, efficiency and the rational and equitable use of

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58 With this in mind, the actions contained in the 2014-2020 National Infrastructure and Networks Operational Programme - co-financed with ERDF resources for the development of infrastructure, the transport of the Southern Regions through the upgrading of the rail network and the last mile links to ports and airports, as well as those of the Development and Cohesion Fund and the CAP - will be developed. The first actions, with an investment of more than 33 billion, will focus mainly on railway infrastructure, maintenance and safety of roads and motorways and works in the water and construction sectors.

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natural resources represent at the same time objectives and tools for an economy more devoted to people and the environment, in a framework of integration of national energy markets into the single market, while maintaining adequate attention to price affordability and to the security of provision and supply. The Plan is based on the five dimensions of the Energy Union: (i) decarbonisation, (ii) energy efficiency, (iii) energy security, (iv) internal energy market, (v) research, innovation and competitiveness.
In order to achieve the targets for the decarbonisation dimension, the transition from traditional fuels to renewable sources will be speeded up, by quitting the use of carbon for electricity generation as from 2025 in favour of an electric mix based on an increasing share of renewables and, only for the remaining part, on gas. The implementation of this transition remains subject to the planning and construction of the replacement plants and the necessary infrastructures. To improve energy efficiency, a mix of fiscal, economic, regulatory and programmatic instruments will be used, mainly calibrated for sectors of intervention and type of beneficiaries, focusing mainly on the civil and transport sectors.
To achieve energy security, import dependency will be reduced by increasing renewable sources and energy efficiency also continuing the diversification of supply sources and ensuring, at the same time, the security and flexibility of the electricity system, through a wide participation of all available resources in the system and the increasing integration of electricity and gas grid infrastructures.
The development of the internal market will be promoted by strengthening electricity interconnections and the market coupling with other Member States and the complete liberalisation of the electricity and gas retail markets will be completed.
As regards research and innovation in the energy sector, the focusing of resources and activities to the development of processes, products and knowledge will be promoted with an outlet in the markets opened by measures to support the use of renewable technologies, energy efficiency and networks, including by involving State-owned enterprises operating in the energy and ecological transition on strategic energy transition projects. Measures to support innovation in non-energy sectors will be geared, from the perspective of the Green New Deal, in order to encourage the modernisation of the production system in line with the medium and long-term energy and environmental scenario.
With regard to competitiveness, the strategy should be combined not only with integration into the single market, but also with careful regulation of energy markets, so that consumers and businesses benefit from the positive effects of transparent competition, as well as wise use of support mechanisms, which can result in burdens on the community.
Achieving the decarbonisation objectives of the Plan requires constant monitoring of the implementation of the measures to be adopted, including through the establishment of an observatory. The commitment in terms of incremental investment compared to the macroeconomic trend scenario will also be relevant. These investments will be targeted at high-tech and innovation solutions, including the Mission Innovation initiative on clean technologies, which should affect both the transformation and supply side of energy and its final use. Access to European funding will be decisive in achieving the objectives, maximising the opportunities that will become available during the 2021-2027 programming period. Part of the

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investments can be achieved through capital or private financing, primarily through State-owned enterprises (Terna, Snam, Enel, etc.). A system of public guarantees will encourage long-term investments (pension funds, life insurance, infrastructure funds) in financing actions that, while being economically viable and certainly eligible for their positive externalities, do not offer the returns required by the market.
In continuity with the PNIEC, Italy is also finalising its national long-term decarbonisation strategy, which will define the scenarios and the path for achieving the carbon neutrality objective at 2050.
The above will have to be kept constantly updated, also in the light of the path undertaken by the European Commission, aimed at setting more challenging emission objectives to 2030, than what is currently in force.
Innovation and competitiveness
The measures to support innovation will also be geared, from the perspective of the Green and Innovation Deal, to encourage the modernisation of the production system in line with the scenario of production, energy and environmental efficiency in the medium and long term. The Government has strengthened the Plan ‘Impresa 4.0’, with a view to moving from an annual plan to a multi-annual strategy for innovation and digital transformation (called the ‘Transizione 4.0’ Plan), based on the introduction of a single instrument to access to incentives, the tax credit, organized in several purposes: research, development, innovation and design; purchase of machinery; innovation in production processes; technology transfer and training. The new measures will ensure greater competitiveness, aiming to reward those investing in sustainable innovation, research, development and training.
In fact, in recent years, the ‘Impresa 4.0’ Plan has undoubtedly determined a leverage effect on investment but some critical issues have emerged: taking as a reference the total value of investments in tangible and intangible assets related to technologies 4.0, equal to about 13 billion, the result is positive. If you compare the figure with either the number of recipient companies, about 53 thousand, or, above all with the number of those that have enjoyed the super depreciation (over one million taxpayers), it is clear that the audience of potential beneficiaries of the measures is still wide. Going even more in detail, data show that 2/3 of the incentives went to medium-sized enterprises; investments mainly concerned the machinery component (10 billion investments in tangible assets compared with 3 billion in intangible assets). In addition, only 95 companies in Italy invested in goods worth more than € 10 million; on the other hand, 233 were covered by research and development projects worth more than 3 million.
The transformation implemented by the Budget Law for 2020 aims to ensure greater stability of the measures planned in a multi-annual perspective and a significant extension of the base of recipient companies. With the transformation of the super and hyper-amortisation into the new capital goods tax credit, the audience of potential beneficiaries can be broadened, up to the estimated 40 percent, especially the small sized ones, involving them in the process of innovation

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and digital transformation.59 The use of the tax credit in compensation regime over five years will result in a reduction in the period of use of the incentive (particularly for tangible assets, if one considers an average depreciation period of eight years) and an anticipation of the time of using the credit in compensation from the beginning of the year following that of the investment.
As part of the new edition of the ‘Transizione 4.0’ Plan, there is a specific increase in the tax credit for technological innovation with reference to projects aimed at ecological transition and digital transformation 4.0. The Government has allocated a total of approximately 7 billion for the extension to 2020 of the Plan’s fiscal measures.
In addition, some instruments that have proved to be effective in the past have been proposed again and reoriented: these include, in particular, the tax credit for Training 4.0 and the facilitations of the ‘New Sabatini’, but also the restoration of the ACE, as a measure to support the capitalisation of firms.
In order to strengthen the skills of enterprises, especially SMEs, in the field of the digital economy, it is necessary to continue to support the integration into the company of highly qualified management figures specialised in innovation issues: to this end, the first edition of the call for contributions dedicated to digital innovation manager was completed.
During 2020, the eight Competence Centers will be fully operational. The aim is to further strengthen these centres and to make the technology transfer network made also of other qualified technology transfer centres and the Digital Innovation Hubs of employers’ associations and the PIDs (Digital Enterprise Points) of the Chambers of Commerce system more efficient. The ambition must be to make it the Italian side of the European Digital Innovation Hub network supported by the Digital Europe Programme.
The proposal for an Italian Strategy on Artificial Intelligence has already been presented and, shortly, the same will be done for Blockchain, whose use is the basis of a specific pilot project for the promotion of Made in Italy. The aim is to give the country a leading role in European projects on this technology.60
This should also cover the digital services sector, robotics and artificial intelligence, with particular reference to mobility. The related investments must enable the provision of cloud services in order to facilitate and simplify the digital use for consumers.
With regard to the Ultra Broadband Plan, the aim is to accelerate the development of worksites in the so-called white areas. Phase II of the Plan will be focused on supporting demand for the activation of ultrafast services in all areas of the country and in the spread of Ultra Broadband infrastructure in the so-called technological failure grey areas. Since the adoption of the Plan in March 2015, three calls for tenders have been concluded – awarded to Open Fiber S.p.a. between 2017 and 2019 – and more than 1.5 billion works have been ordered, with a work progress of about 40 percent.
The general rule states that in the event of successful testing, the sale of services can start. However, in compliance with the provisions of the Decree Law

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59 The measures could also be available to non-profitable firms and on a flat-rate basis (e.g. farms).
60 At international level, MISE’s commitment has led Italy to win the Presidency of the European Partnership (EBP) together with Sweden and the Czech Republic.

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 ‘Cura Italia’ and in order to provide citizens with the ultrabroadband services necessary during this period of health emergency, Open Fiber has been authorised to start the services even in municipalities when the test has not been done but for which the works have been completed with the adoption of the communication of completion of the network installation; the services are now available in 523 municipalities; by the end of the year it is expected to be available in 950/1,000 municipalities.
The Budget Law for 2020 confirmed the Development Contracts instrument to support innovation in organisation, processes and environmental protection. This instrument, with a budget of more than three billion, has not yet been able to meet the entire demand of enterprises, mainly because of the current functioning of the allocation of financial resources between regions. This measure needs to be stepped up by intervening not only on procedures but also on the financial endowment, in order to ensure its continuity.
The Budget Law for 2020 increased funding in support of the Important Projects of Common European Interest (IPCEI) on future value chains already approved in the EU, such as microelectronics and batteries. The resources available to these strategic projects of European interest will be increased also fostering a wider and more qualified participation of Italian companies, both head-of-branch and SMEs, to these projects.
With regard to the protection of intellectual property, measures totalling 55 million have been financed, with the aim of providing innovation, planning and design tools, especially to small-scale enterprises, to increase their capacity on the domestic and foreign markets.
Similar revisions covered Smart & Start and New zero-rate enterprises.
Together with stakeholders, the aim is to identify effective recovery measures for key sectors of the national economy such as construction and automotive. With regard to business crises, a dedicated support fund for the continuation of business activity, in order to safeguard employment levels, will be introduced.
Finally, the full implementation of the Space Economy Strategic Plan will be carried out in support of a sector that, starting from research, development and implementation of enabling space infrastructures, reaches the generation of innovative products and ‘enabled’services. The Plan – defined in 2018 – aims to mobilise an investment of about 4.7 billion, of which about 50 percent covered with public resources, both national and regional, additional to those normally allocated to space policies.
In this context, state investment should be promoted for the development of 5G network infrastructure, which is an indispensable opportunity for businesses and families to achieve a cultural and technological improvement in quality which is hoped to involve the whole of the national territory.
Procurement Code
In line with the general objective of relaunching investment, both public and private, all the actions necessary to ensure sustainable, transparent and timely public procurement will be implemented, including by taking action on all the existing provisions to introduce, in compliance with EU directives, the flexibility instruments that allow the rapidity of procedures and document simplification, as

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well as the integration of similar authorisation processes, currently managed by different bodies, reviewing some provisions currently included in the Procurement Code. This in order to obtain a clear and simplified legal framework for administrators and economic operators, overcoming the elements of criticality and uncertainty and in particular by outlining an accurate system defined by the responsibilities of administrators. Simplification measures will always be considered with the focus on legality, the fight against criminal infiltration in public procurement and respect for the environment and security. Simplifications will also be aimed at facilitating the quality of planning and, more generally, the ability of contracting authorities to act more flexibly. A substantial boost to the simplification process will come from the introduction of a single regulation which, in implementing the provisions of the Code, will introduce, on the one hand, procedural simplifications and, on the other, will allow to have a uniform and coordinated discipline that, overcoming the criticalities arising from the dispersal of legislation resulting also from the adoption of ministerial decrees and the ANAC binding guidelines, will ensure greater certainties of interpretation and enforcement.
In this direction, award procedures for all public contracts will be digitized, including through the interoperability of public administrations’ data and the dialogue and sharing of data between the telematic systems and between the same systems and the supervisory and control bodies.
Moreover, the necessary initiatives have been taken to overcome the findings formulated by the European Commission regarding the non-compliance with payment times and, at the same time, changes will be introduced to ensure the conformity of the national law with the European one in the field of causes of exclusion of economic operators and subcontracting.
The launch of the activities of the InvestItalia Mission Structure61 will facilitate the adoption of measures to reform public investment governance, both at central and local level, in the direction of strengthening programming and planning capacity, as well as accelerating expenditure.
The Government is also working to consolidate the measures of the Decree Law no. 32 of 18 April 2019 (‘Sblocca Cantieri’) which, in the light of the test carried out, have proved to be effective in boosting the public procurement sector.
In this context, it will also be possible to assess the introduction of special instruments for flexibility of expenditure which, while complying with the requirements of the law, in situations of particular gravity and urgency, as in the case of the COVID-19 emergency, allow the use of simplified procurement procedures.
Initiatives will also be taken to create the necessary conditions, including at institutional framework level, for the concrete and efficient involvement of private resources, where necessary, in the field of the construction of public utility infrastructure through public private partnership schemes and public leasing.

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61 The establishment and start of the activities of the InvestItalia Mission Structure are mentioned by the European Commission in the Country Report Italy, SWD (2020) 511 final, of 26.2.2020 as contributions to the strengthening of administrative capacity in the field of public investment.

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IV.1 PLAN FOR THE SOUTH TO 203062
Reducing disparities among citizens and among territories is the national priority to restart a sustained and lasting development in Italy. The recovery in investment is essential to trigger unexpressed growth and innovation potentials, to create quality job opportunities, especially for young people and women. The progressive divestment in the South of the country has led to a weakening of the internal engine of development.
The health, economic and social crisis caused by the COVID-19 emergency has strengthened the need for an effective policy of development and territorial cohesion. The social and economic effects of the crisis in the South are added to the pre-existing structural fragilities and to the lack of recovery, in terms of output and employment, of the levels preceding the 2008-2009 ‘great recession’. The cumulative impact, without a revival of development and cohesion policies, would be such as to undermine the possibilities of the restarting not only of the area, but of the country as a whole, which needs to activate all its growth potential, strengthening economic and productive interdependence.
The ‘South Plan 2030 – Development and Cohesion for Italy’, presented by the Government on 14 February 2020, although elaborated in another context, has such characteristics as to make it a valid tool to guide the necessary effort that will have to be produced already as of the coming weeks, in the southern regions and in marginalised areas, in order to restart the country.
This is, indeed, a coordinated action to relaunch investments, with a medium-term perspective, in order to ensure a suitable time for good planning and a broad financial scope for interventions.
The objective of the ‘South Plan 2030’, already in the three-year period 2020-2022, is to maximise the impact of the measures provided for in the 2020 Budget Law, which allows to increase public investment in the Mezzogiorno, without burdening public finances, through rebalancing of ordinary capital expenditure and the speeding up of additional expenditure, both in terms of cash and accrual basis. This objective is achieved by: i) the rebalancing of ordinary resources, with the actual application of the so called ‘34 percent clause’ (as strengthened in the Budget Law); ii) the recovery of the spending capacity of the national cohesion policy (Cohesion Development Fund - FSC), including through appropriate reprogramming63; iii) a new impetus for the implementation of the programming of the 2014-20 ESI Funds.

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62 The complete Plan is available at the following link:
http://www.ministroperilsud.gov.it/media/2003/pianosud2030_documento.pdf
63 Pursuant to art. 44 of Legislative Decree no. 34 of 2019, and subsequent amendments.

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The commitment to implementing the Plan, which went on administratively in early 2020, is made even more urgent by the necessary response to the COVID-19 pandemic. The main features of the Plan make64 it an act of operational direction and immediately able to respond to the current health, social and economic emergency. The adoption of the active partnership principle will allow a possible review of the intervention priorities on which focalize the implementation efforts.
The identification and allocation of more resources for investments in the South and marginalised areas is accompanied by the indication of a clear strategy, developed through a broad partnership consultation process. The Plan identifies five specific ‘missions’, selecting the actions with which to intervene and the results to be achieved, the procedures to be improved and the processes to be monitored, the tools to be used and the actors to be involved, with the further objective of improving spending capacity and its quality, including through an administrative regeneration plan.
The five missions respond to the priorities identified by the Country Report 2019 for Italy (Annex D) and to the latest proposals from the economic and social partners. The missions are also consistent with the policy objectives (OPs) indicated by the European Commission for cohesion policy 2021-27. The ten-year perspective of the South Plan 2030 takes as its strategic horizon the sustainable development challenge enshrined in the 2030 UN Agenda, and the five missions of the Plan are in line with the 17 Sustainable Development Goals.
The five missions of the Plan, already anticipated in the Update Note to the DEF 2019, are articulated as follows:
•
A South aimed at young people: investing in the whole education chain, starting from the fight against child educational poverty, to strengthen human capital, reduce inequalities and reactivate social mobility. The planned actions contribute, among other things, to the enhancement of the educational infrastructure of the South, including in terms of the provision of laboratories and extra-didactic activities, and the increase in access to the university.

•
A connected and inclusive South: intensifying and modernising the infrastructures, both material and social, as a factor of connection and social inclusion, to break the isolation of certain areas of the Mezzogiorno and the isolation of citizens in need. The planned actions contribute, on the one hand, to the development of transport infrastructures (from railways to secondary roads), digital infrastructures and the improvement of the supply of services; on the other hand, to the increase in the provision of social infrastructure and services for the promotion and guarantee of citizenship rights, starting with health.

•
A South for the ecological breakthrough: strengthening the commitments of the Green Deal to the South and internal areas, to achieve some specific objectives of the UN 2030 Agenda and mitigate the risks associated with

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64 Simplification and innovation in method approach; enhanced institutional and technical cooperation between centre and territory; strategic and targeted identification of actions specifically designed to remove critical delays; indications of investment missions also on material, digital and social infrastructure (education, health, services for citizens, innovation).

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climate change. The actions envisaged range from strengthening the supply chains and agri-food districts, to triggering innovation processes consistent with the Green Deal, to supporting energy efficiency in public and private buildings, from green infrastructure for seismic and hydrogeological risk mitigation, to supporting sustainable mobility to the transition to a circular economy and low carbon productions.
•
A Southern frontier of innovation: supporting technology transfer and the strengthening of networks between research and enterprise, as a part of a new industrial policy strategy. A reinforced incentive for investment in research and development in the eight regions of the Mezzogiorno will be supported by the new industrial policy (‘Transition 4.0’ Plan). Measures are planned to support the spreading of innovation ecosystems, through the promotion of start-ups and the attraction of new innovative business realities as well as incentives for collaboration between companies and the research system to facilitate technology transfer, in public-private partnerships.

•
A South open to the world in the Mediterranean: strengthening the international vocation of the southern economy and society and adopt the Mediterranean strategic option, including through the strengthening of Special Economic Zones (ZES) and export and development cooperation programmes.

The cross-cutting actions of the Plan aimed at increasing the competitiveness of the productive system by supporting business activities and creating good job opportunities for young people and women, address certain structural issues and are characterised by an urgency which the economic and social impact of the pandemic makes even greater. The measures to support investments and working capital of SMEs, which are more immediately implemented in the light of the revision of the Community framework on State aid, as well as the structural measures provided for in the Plan to promote the employment of women and young people in the Mezzogiorno, become essential to keep the productive and social fabric of the area alive.
The need for greater proximity to the places is one of the lessons that can be drawn from the health emergency linked to the pandemic. Also the new territorial policy of the Plan, with the relaunch of the National Strategy for the Internal Areas (SNAI), supported by the additional € 200 million funding provided by the Budget Law for 2020 and the € 90 million planned for support for economic, craft and commercial activities, becomes even more relevant with the COVID-19 emergency. From the health front to the educational model to sustainable mobility, SNAI is a reference model for strategies for containment and mitigation of the risk of spreading contagion65. The territorial democratic supervision, the offer of sustainable tourism, the natural capital guarded by the internal and Apennine areas represent a heritage to be supported, filling infrastructure delays, starting with digital ones. In the same way, the regeneration of urban contexts, not only in the metropolitan areas of the country, but also in the medium-sized cities of the Mezzogiorno, represents the way to consolidate, also through supporting the

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65 To mention a few examples: the strengthening of territorial health care systems, the provision of nurses and midwives of communities, the services of proximity, telemedicine, distance didactics, represent good practices of the internal areas that can be useful to the whole country.

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protagonism of networks of active citizenship and the third sector, the processes of social innovation launched in the suburbs and to face the conditions of marginality that the crisis further emphasises.
The main discontinuity of the Plan relates to the implementation, through a co-operative method of enhanced implementation, to ensure timeliness and quality of the planned investments: strengthening the role of the central offices of competence in support of local administrations, from the planning to the carrying out of investments; provision of simplifications conjugated with the guarantee of legality of the processes against corruption and mafias; strengthening the monitoring, control and adoption of the active partnership. The implementation process will be supported through the ‘administrative regeneration plan’, a dedicated national programme for the identification and recruitment of additional professional skills, for the administration of development and territorial cohesion.
IV.2 THE CONTRIBUTION OF THE EUROPEAN STRUCTURAL FUNDS
The European Structural and Investment Funds (ESIFs) represent the stable and indispensable lever of cohesion policy. Even in the current context of health emergency triggered by the COVID-19 pandemic, the ESI Funds are called upon to make an important contribution, to address the serious repercussions that such emergency is having on the economic and social systems of the European regions and to contribute to the significant expenditure needs in the health sector.
In order to meet this objective, the European Union has adopted legislative initiatives to make the action of the funds more effective and timely, through the recognition of greater flexibility in the use of resources and through the provision of additional liquidity to the Member States by which to deal with the new expenditure needs immediately. Regarding the initiatives on the Italian side, the Government intervened, on the one hand, in the constant connection with the European Union institutions, in order to contribute to the elaboration of the modifications proposed by the European Commission aimed at allowing the Member States to have the widest possible flexibility for the timely use of the funds and, on the other, to promote, in connection with the measures undertaken through national policies, a possible action to reprogramming the resources potentially available within the 2014-2020 programming, respecting the planned territorial constraints.
In particular, the aim of such action is to allocate resources not yet committed under the operational programmes to cover expenditure in the health sector related to the emergency and to support economic activities and workers, as well as for interventions in favour of the most vulnerable social groups, particularly exposed to the effects of the health crisis. The possible increased contribution of the Southern Regions to emergency expenditure shall be compensated by additional resources allocated in order to comply with the principle of additionality.

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Regarding, instead, the implementation of the measures already activated under the 51 operational programmes co-financed by the ERDF and the ESF66, at 31 December 2019, certification of expenditure incurred totalled € 15.2 billion. The associated draw of the Community’s share alone, from the EU budget, stands at € 9.6 billion, or 113 percent of the so-called N+3 target at the end of 2019, set at € 8.4 billion.
Thanks to the strong commitment of the Administrations holding the Operational Programmes, it has been possible to complete the administrative procedures necessary to report the expenditure carried out in the territories, in compliance with the thresholds set for all the programmes.
The level of total certified expenditure reached at 31 December 2019 is 28.5 percent out of a total of € 53.2 billion of planned resources67. Compared to the amount of expenditure certified at 31 December 2018, which amounted to € 9.7 billion, there has been an increase in expenditure of € 5.5 billion. In order to attain the expenditure targets set for the end of 2020, it is necessary to certify a further € 4.3 billion.
The implementation data at 31 December 2019, recorded in the National Monitoring System managed by the State General Accounting Department (MEF-RGS-IGRUE), show a value of the projects linked with the ERDF and ESF Operational Programmes 2014-2020 equal to 70 percent of the planned. The progress of commitments on the value of the Operational Programmes is 58.6 percent (€ 31.2 million, of which € 19.1 ERDF and 12.1 ESF) while payments amount to 30.7 percent (€ 16.4 million, of which € 9.9 ERDF and € 6.5 ESF), exceeding by more than one billion the expenditure certified to the European Commission at the end of 2019.
In the following, the achieved results of cohesion policy during 2019 are taken into account for each policy area in which it is structured68, highlighting the financial progress expressed in terms of the percentage ratio between certified expenditure at 31 December 2019 and the overall planned resources.
The implementation of the Thematic Objective (TO) 1, 'Strengthening research, technological development and innovation', presents a financial progress of 26.9 percent compared with a programmed amount of € 5,980 million. Significant progress has been made with regard to measures to increase innovation in enterprises, including in terms of the number of projects financed, and the so called ‘complex R&D projects’ carried out by partnerships between enterprises and research organisations, as part of measures to strengthen the regional and national innovation system.
The TO2, 'Enhancing access to, and use and quality of, ICT', is progressing by 28.9 percent, compared with € 2,332 million of planned resources. Actions for the implementation of ultra-broadband and for the development of digital services for

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66 For details, see Annex to the DEF: ‘Report on interventions in underused areas’, paragraphs II.1.2 and II.1.3.
67 The total amount of planned resources increased from € 54.2 billion to € 53.2 billion as a result of re-determination of co-financing rates for certain Operational Programmes (Regional: Basilicata ERDF, Molise ERDF-ESF, Sicily ERDF; National: Metropolitan City, Governance, Research and Innovation, School and Inclusion) and due to some automatic decommitments (Inclusion FSE NOP and the Valle d’Aosta FSE ROP). The resources made available by the re-determination of co-financing rates remain allocated to complementary programming and used in the same territories and for the purposes of the European Union’s cohesion policy.
68 For more details, see also Annex to the DEF: ‘Report on interventions in underused areas’, points II.1.2 and II.1.3.

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citizens and businesses, which are fully implemented, are proceeding in a balanced way, while actions to support demand for information and communication technologies have a lower degree of implementation.
Particular attention will be paid to the carrying out of the ultra-broadband in mountain areas, currently without connection.
For the TO3, 'enhancing the competitiveness of SMEs', progress is 29.8 percent, compared with planned resources for € 6,129 million. Measures to improve credit access have the greatest spending capacity, while good dynamics are observed for measures to relaunch investment and the creation and consolidation of SMEs.
The implementation of the TO4, ‘Supporting the shift towards a low-carbon economy in all sectors’, is 24.3 percent, compared with € 5,225 million planned resources. Regarding sustainable mobility in urban areas, resources focus on actions relating to the carrying out of infrastructures and interchange hubs aimed at increasing collective mobility, while most of the resources allocated to energy are aimed at reducing energy consumption in public buildings, with some delays in implementation, especially for interventions assigned to local authorities.
The level of implementation of the TO5, 'Promoting climate change adaptation, risk prevention and management', is 28.4 percent of the planned resources, amounting to € 1,581 million. The resources, divided into thirteen Regional Operational Programmes, focus on interventions related to hydrogeological risk and coastal erosion, as well as on the reduction of fire, volcanic and seismic risk.
The implementation of the TO6, 'Preserving and protecting the environment and promoting resource efficiency', which addresses many environmental issues, as well as the protection and enhancement of natural and cultural resources, against planned resources of € 4,060 million, stands at 26 percent. Above the TO’s average expenditure values are the interventions for the competitive repositioning of tourist destinations and for the implementation of the Integrated Water Service.
The TO7, 'Promoting sustainable transport and removing bottlenecks in key network infrastructures', presents a level of implementation of 36.6 percent against programmed resources of € 3,385 million, focused mainly on the strengthening of the national rail network, on the improvement of the port system and regional mobility.
Some positive results are being achieved within the framework of the sustainable urban strategy, to the implementation of which ongoing actions on several thematic objectives contribute.
Under the TO8, ‘Employment’, which shows a growth in certified expenditure of 33.1 percent of the total programmed resources of € 8,935 million, measures to stimulate labour demand, policies to activate supply and efficiency of the labour system have continued.
In the field of action of the TO9, ‘Social inclusion’, actions to combat poverty and social exclusion, inspired by an integrated approach, have combined active inclusion measures, associated with income support, activation and support to work paths, support for the use of services. Progress, again in terms of certified expenditure, is 20.1 percent out of a budget of € 5,696 million programmed resources.
In the field of the TO10, 'Education and Training', interventions has been promoted to modernise the education system, to strengthen research and to integrate the school system and the labour market. Expenditure certified at 31

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December 2019 represents 31.4 percent of the planned resources, the latter amounting to € 6,961 million.
Lastly, for the TO11, ‘Institutional capacity’, compared with € 1,218 million of planned resources, there has been a progress of 20.6 percent.
In addition, with regard to administrative capacity building continued the implementation of the Administrative Strengthening Plans (PRA), which are identified by the Partnership Agreement 2014-2020 as the main instrument to promote structural change in the functioning of the public administration in the management of the ESI Funds..
In 2019 it was also carried out, in collaboration with the European Commission, the verification of the achievement of the intermediate targets defined under the mechanism of the Performance framework (Articles 21 and 22 of Reg. (EU) 1303/2013). The verification was based on the data contained in the Annual Implementation Reports as at 31 December 2018 in relation to expenditure and implementation indicators. Of the total of Programmes, only the Bolzano ESF ROP has failed the verification on all priority axes; 9 ERDF OPs and 13 ESF OPs achieved intermediate targets on all axes, while 12 ERDF, 7 ESF and 8 multi-fund OPs did not meet targets for one or more axes. Based on the data validated in the National Monitoring System taken as reference by the Managing Authorities, 65 axes do not exceed the verification for a total of € 779.5 million (of which € 543.9 million of EU resources) to be reallocated, equal to just over a quarter of the total reserve.
For ROPs, single and multi-fund, in most cases the non-performing axes have limited weight compared to the performing ones. More complex is the situation of the NOPs, where there are some cases where all the axes of the same Fund or category of region do not appear to have achieved the intermediate targets. At the end of December all the reprogrammings for the reallocation of resources were concluded, aimed at a comprehensive and organic proposal to be submitted to negotiation with the European Commission. The process is expected to be completed in the first half of 2020.
As regards the 19 programmes to which Italy participates under the European territorial cooperation goal, with a total budget of € 2,969 million, as at 31 December 2019 € 2,470 million were committed, with expenditure claimed by the beneficiaries of € 749 million. The number of projects approved on 31 December 2019 is 1,382, relating to cross-border cooperation activities (between neighbouring territories), transnational (within large-area regions) and interregional (all over the EU).
The Italian authorities are also committed to following the ongoing negotiations within the Union institutions on the establishment of the Multiannual Financial Framework (MFF) 2021-2027 and the all regulations that will form the future ‘cohesion legislative package’69. This regulatory framework, currently being defined and whose rapid approval is hoped for, will necessarily have to take account of the economic and social consequences of the health crisis and the need to boost the recovery of the productive fabric and employment.
In parallel with the negotiation process on the regulatory texts, work has begun on the preparation of the Partnership Agreement 2021-2027, which will identify the

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69 See Annex to the DEF, ‘Report on interventions in underused areas’, paragraphs IV.I and IV.II.

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intervention strategy and future cohesion policy programmes and on which negotiations with the European Commission will take place during 2020. A broad process of confrontation with the institutional partnership, the economic and social partners and civil society organisations involved in the different phases of the programming and implementation cycle of the ESI Funds has been initiated to define the national strategy paper.
Regarding to the 21 rural development programmes co-financed by the EAFRD, the total expenditure certified by the Agea (Agency for Agricultural Payments) national monitoring system at 31 December 2019 amounted to € 9,002 million, of which € 4,441 million of EU resources. The percentage of progress of expenditure is equal to 43.05 percent of the total allocated to Italy (corresponding to € 20.912 million of public expenditure).
In the course of the year 2019, a total amount of € 3,009 million has been claimed, while at the end of 2020 rural development programmes must certify € 3,001 million of public expenditure (corresponding to € 1,495 million of EAFRD) in order not to incur in the automatic decommitment of funds. As regards the progress of expenditure commitments, they stood at 80.24 percent (at the end of February 2020) for an amount of € 16,780 million, rising to € 19,849 million when considering the total amounts of calls (94.9 percent of the total).
Regarding to the thematic objectives set out in the Partnership Agreement 2014-2020, thematic objective 5 'Promoting climate change adaptation, risk prevention and management' shows a progress of 60.6 percent, corresponding to € 2,111 million. As for thematic objective 6 'Preserving and protecting the environment and promoting resource efficiency', the progress is 54.9 percent, amounting to € 2,209 million.
The thematic objective 3 on promoting the competitiveness of small and medium-sized farms reaches a progress rate of 40.6 percent, with a total expenditure of € 3,613 million. Thematic objective 4 'Supporting the shift towards a low-carbon economy in all sectors' has expenditures of € 353 million with a percentage of 36.8 percent.
IV.3	THE 2021-2027 PROGRAMMING OF THE DEVELOPMENT AND COHESION FUND
The increase in capital expenditure levels in the Mezzogiorno necessarily depends on a reactivation of the national arm of cohesion policies, whose poor use and progress in recent years is not compatible with the needs of an area that shows so serious infrastructure and dynamic delays in economic performance so diverging compared to the rest of Italy and Europe.
Therefore, the Budget Law for 2020 has profoundly modified the reprogramming mechanisms of the Development and Cohesion Fund (FSC), in order to accelerate the expenditure capacity of administrations, central and regional70
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70 In particular, pursuant to art. 44 of the Legislative Decree No. 34 of 30 April 2019, as amended by the Budget Law for 2020, the plurality of the programming documents currently existing referring to the use of the FSC for cycles 2000/2006, 2007/2013 and 2014/2020 (including also resources from the former Fund for underused areas) is undergoing a profound reorganisation. The CIPE (the Italian Government's Inter-ministerial Economic

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The goal is to accelerate the FSC implementation starting from the current year and then to reach, in the next two-year period 2021-2022, the expenditure levels achieved in the 7-year period 2007-2013. In this respect, according to estimates in the South Plan 2030, expenditure will amount to € 3.5, 4.5 and 4.5 billion in 2020, 2021 and 2022 respectively: this will entail a higher expenditure of about € 6.5 billion over the three years compared to recent declining trends.
With this in mind71, continuity must be given immediately to strengthening the national leverage of cohesion policy. Therefore, the amount of resources to be allocated to interventions supported by the Development and Cohesion Fund for the next programming period 2021-2027 is set at € 73.5 billion. The territorial constraint for the Mezzogiorno is set at 80 percent. In view of this, in the next programming period, the percentage of GDP allocated to the FSC has increased from 0.5 percent of the current programming cycle to 0.6 percent.
The programming of the 2021-2027 FSC will take on the strategic, organisational and procedural innovations aimed at strengthening the national leverage of cohesion policy, with a strengthening of the central supervision. The programming will be the subject of a special partnership process in order to identify priorities of intervention that will be pursued through a National Development and Cohesion Plan for each mission of the South Plan 2030, with a view to complementarity with the European Funds programming. The five Plans will also be accompanied by a Development and Cohesion Plan for 'Administrative Regeneration', which will ensure support for local and regional authorities in the investment process and the administrative capacity strengthening. For each mission, a Steering Committee will be set up to coordinate strategically the implementation of the actions in the Plans.

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Programming Committee), on the proposal of the Minister for the South and Territorial Cohesion, approves a single Operational Plan (called ‘Development and Cohesion Plan’) for each administration holding interventions, with a uniform management and monitoring modalities, with a view to procedural simplification and better implementation of interventions.
71 As provided for in Article 5 of Legislative Decree No. 88 of 2011.

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V.	THE PRIORITES OF THE GOVERNMENT AGENDA AND THE SUSTAINABLE DEVELOPMENT GOALS (SDGS)
This chapter illustrates how the priorities identified by the Government will influence Italy’s position in relation to the 17 Sustainable Development Goals (SDGs) adopted by the UN with the 2030 Agenda for Sustainable Development. Italy has been a major player in the process of building, signing and launching the renewed 2030 Agenda for Sustainable Development and this commitment has resulted, at national level, in the adoption of the National Strategy for Sustainable Development which is the instrument for coordinating72 the implementation of 2030 Agenda in Italy.

PRIORITY N.1 AND SUSTAINABLE DEVELOPMENT GOALS (SDGs)

The implementation of the structural measures planned by the Government to put in place a growth-friendly tax system will improve the indicators of sustainable development related to the Goal No. 8 – 'Decent work and economic growth'', in particular for sustainable growth indicators and Goal No. 17 'Partnerships for the goals’, in particular with regard to the indicator on public debt. In this priority area, the aim is threefold: a sustainable budget to strengthen credibility and reduce the risk premium on public debt; the strengthening of the tax and revenue collection capacity of the general government; a tax system functional to the growth and efficient allocation of resources in terms of equity.

Italy’s high public debt represents a major macroeconomic imbalance, which is expected to worsen as a result of the extraordinary measures to support the economy in the wake of the COVID-19 pandemic. After addressing the health emergency, the Government will focus on putting the debt on a decisive medium-term reduction path, while allocating financial space to measures of a social nature and promoting sustainable economic growth. The valorisation of public assets can contribute to the reduction of the debt-to-GDP ratio together with a renewed spending review and further progress in tackling tax evasion. The latter will also make it possible to implement effective actions to improve the expenditures of Public Administrations.
The indicator on fiscal and collection capacity is improving: the indicator of the incidence of general government revenue on GDP places Italy at levels slightly above the EU-28 average. The effects of the measures to combat evasion also have a major impact on this result. While there is no specific indicator for measuring the results of the fight against evasion among SDGs, the effects of these policies are reflected on the entire objective through higher tax revenues. The incentives for electronic payments, invoicing and electronic receipt, the strengthening of

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72 According to art. 34 of Legislative Decree No. 152 of 2006.

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databases available to the Financial Administration, as well as more severe sanctions have produced concrete results and constitute the pillars of government action in this area. The enhancement of the culture of tax legality will also reduce inequalities in the distribution of incomes with positive cross-cutting effects also on other sustainable development goals.
A comprehensive reform will be carried out to design a fair, simple and transparent tax system for citizens, which reduces the tax wedge on labour and favours middle classes and families with children. The key elements of the new tax will be the simplification of the deduction system, the reduction and remodelling of tax rates.
A contribution to the achievement of many goals of the UN 2030 Agenda will also come from the policy proposals contained in the 2030 South Plan (for details of the Plan see Chapter IV.1) and in particular in its multi-faceted missions. Many missions of the Plan are related to Goals No. 8 and 17, linked to economic growth and fiscal sustainability, and in particular the mission ‘A South for young people’, ‘A connected and inclusive South’, ‘A South for the ecological turning point’ and ‘A South as frontier of innovation’. Only the Goal No. 17 crosses with the mission ‘A South open to the world in the Mediterranean’.

PRIORITY N. 2 AND SUSTAINABLE DEVELOPMENT GOALS (SDGs)

The implementation of structural measures related to the labour market, school and skills by supporting employment, gender equality and education will contribute to improving Italy’s performance for the indicators linked to the Goal No. 4 ‘Quality education’, No. 5 ‘Gender equality’ and No. 8 ‘Decent work and economic growth’, in particular for indicators in the employment area.

Goal No. 4 monitors the quality of education as an important factor in improving people’s lives and opportunities and focuses on individuals’ training pathways. Italy is still in the last places in Europe by number of graduates, school dropout rate and skills: the latter aspects constitute the so-called ‘educational poverty’, which results in inequality in the opportunities offered to individuals. The indicator on the early exit from the education and training system for young people aged 18-24 is a wake-up call, particularly because of the significant territorial differences, to the detriment of the Mezzogiorno and the male component73. As for the trend, on the other hand, the number of young people who left school early is declining in 2019, reversing the negative figure for the years 2017-2018. Large territorial differences and negative trends also concern the indicator for the share of the population aged 30 to 34 who completed tertiary education. Linguistic, mathematical and scientific competences are equally low.
Taking into account the urgent need to intervene to correct the vulnerabilities of the education system as a whole, the Government has acted with a variety of measures that will also positively affect the indicators related to this Goal. Public resources devoted to education, research, dissemination of innovation,

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73 In the Islands and the South, the young people aged 18-24 with a low level of education, not included in a training course, are 22.3 percent and 17.3 percent respectively, compared with 10.6 in the North-East, 10.7 in the Centre and 13.3 in the North-West.

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digitalisation and interconnection in production processes and the dissemination of e-skills have been increased overall, including at quality level. In order to increase the number of graduates able to meet the of the labour market needs, the Budget Law for 2020 augmented the resources allocated to scholarships with the aim of supporting the right to university study with a positive impact on the tertiary education indicator. Further interventions included investment in school building, school inclusion, the strengthening of digital school and the training of teachers to reduce precarious jobs and make recruitment more efficient. Looking ahead, further action is planned to promote training, in particular tertiary education and its link with the territory.
Indicators for Goal No. 5 measure progress in promoting gender equality. Looking at the overall results of these indicators, the gender gap in Italy is still very wide and is first and foremost revealed in the female employment rate, where the gap with men remains among the highest in Europe. This is also an indication of the low capacity of employability and exploitation of human capital in Italy because, although young women have higher levels of education than their equal men, there are large differences in employment rates to their disadvantage after leaving school.
The disadvantage of women employed with children compared to those without children is around 19.1 percentage points, stable compared to 2018 and slightly better than in 201074: young women with young children are the most penalised. Education and paid work are severely limited by the significant proportion of daily time spent by women in unpaid domestic and care work. Lower access to apical figures, higher prevalence of part-time jobs and discontinuous careers, together with a different age structure also result in strong gender differences in labour incomes. Some positive signs emerge from the presence of women in decision-making and political places, increasing steadily year after year. A worrying figure concerns the murders of women: compared to 2010, the increase in 2018 was 17 percentage points, with an increase in the number of murders committed by the current partner.
The Government’s commitment to the elimination of gender gaps has been explicit since its establishment and has been reflected in numerous measures of the Budget Law for 2020, in the form of incentives for women’s employment and various measures to support motherhood. Some of the indicators relating to gender gaps will be able to improve thanks to recent initiatives in favour of families including the economic contribution ‘Bonus kindergartens and home care’ with which the cost of paying public and private childcare fees has been cut down, and for forms of care at home in the case of children with severe disabilities. In addition, the ‘Birth grant’ (so called ‘Baby bonus’) has been increased and converted into a universal economic contribution while the ‘Prize at birth’ (s.c ‘Bonus mom tomorrow’) has been maintained. Finally, paternity leave was extended for the private employee, from 5 to 7 days, plus one day of optional leave as an alternative to the mother. It is the intention of the Government to adopt further measures to promote the employment of the weak components of the labour market and to reduce the area of inactivity,

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74 Measured by the ratio between the employment rate of women aged 25-49 with preschool children and the employment rate of women without children.

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thanks also to the continuity of the gender budget exercise (in its fifth year in 2020) provided for in Law 196 of 2009, an instrument that aims to achieve greater transparency on the allocation of budgetary resources and their impact on men and women. With regard to women’s employment and entrepreneurship, initiatives should also be taken to encourage studies in science and technology and to provide facilitated tools also in policy areas for economic growth.
Goal No. 8 involves the issue of employment, with indicators showing the employment rate but also the quality of work for all categories – particularly those at the highest risk of exclusion – fairness in wages, safety conditions and the elimination of all forms of labour exploitation. Despite the recent improvement in labour market conditions in 2018, the gap between the Italian and European unemployment rates is still significant with a strongly differentiated situation at territorial level; the improvements in the last year (-0.6 percentage points) were only marginally higher than the average for the EU28 countries. In February 2020 the unemployment rate in Italy stood at 9.7 percent, slightly down, but the health crisis linked to the COVID-19 that has invested the country in the past weeks may have a negative impact on this indicator. To this end, the various measures adopted by the Government in the emergency will alleviate the loss of jobs and income poverty resulting from the closure of productive activities (see Chapter III).
The situation of young people in the labour market is particularly worrying: the difficulties of integrating young people into employment are witnessed not only by a high rate of youth unemployment, but also by the large number of NEET, with a share of 22.2 percent in 2019, among the highest in Europe, although declining compared to 2018. The precariousness of employment and the vast phenomena of over-education, which reveal a more general problem of skills -mismatch, contribute to aggravate the problems of this part of the population.
The government’s strategy in this area is wide-ranging and covers different dimensions of the labour market. The introduction of the Citizenship Income (CI), with the instruments of active labour market policies linked to it, could support the search for employment, also thanks to the full implementation of the two related digital platforms. The CI is linked to the implementation of the plan to strengthen the Public Employment Services (PES), in order to achieve the objectives of active inclusion, essential for integrating people into the labour market and training pathways. Looking ahead, the Government considers it a priority to start a retraining of services and labour policies in order to improve the employability of people, especially young people (in particular NEETs). A major contribution could be made by tax reform, which will introduce a system designed to promote employment stability without penalising the necessary flexibility, with a particular focus on young people.
Goals No. 4, 5 and 8 will also affect the South Plan for 2030, and in particular the missions ‘A South addressed to young people’, ‘A connected and inclusive South’ and ‘A South for the ecological change’ (limited to Objectives 4 and 8), intervening on education to strengthen human capital and reactivate growth and the elimination of gender inequalities.

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PRIORITY N. 3 AND SUSTAINABLE DEVELOPMENT GOALS (SDGs)

The implementation of structural measures relating to social policies, support for families and combating poverty will contribute to improving Goal No. 1 ‘No poverty’, No. 3 ‘Good health and well-being’ and No. 10 ‘Reduced inequalities’.

In Italy, progress in poverty reduction is confirmed in 2019: the at risk-of-poverty or social exclusion indicator improved in 2019 and the proportion of the population at risk for these conditions is declining. The difficulty of entering and remaining in the labour market remains the main cause of social exclusion and is reported by the share of those living in households with a very low labour intensity, which is, however, starting to show signs of improvement in the last reported year (2018). In the country, as in the rest of Europe, the most widespread form of poverty is that of income: it concerns 20.3 percent of the population and worsened compared to 2013, while it remained stable compared to 2017. This condition has been worsening in recent years also due to the dissemination of ‘poor’ work, associated with low wages, fewer hours worked, low educational qualifications, precariousness and foreign nationality. Here again, regional disparities are very wide, both for the composite indicator on poverty or social exclusion and for its component measures. The indicator of severe material deprivation is also decreasing (8.5 percent in 2018, from 10.1 percent in 2017)
The picture resulting from the indicators of sustainable development in this area justifies the government’s strong commitment to social policies, with fiscal measures affecting well-being and reducing inequalities, through the redistribution of resources, by financing the expansion of services and reducing obstacles to participation in the labour market and the reconciliation of family needs and work activation. As part of the Family Act, the ‘Fund for universal allowance and family services’ - which was specifically introduced in the Budget Law for 2020 as a starting point for structuring policies in economic support for families through the establishment of a universal allowance for children and support for their education, as well as to reorganise the legislation on parental leave, the promotion of women’s work and the autonomy of young people - will be made operational. Family support measures are not merely intended as additional measures to combat poverty, targeted at the poorest, but are essential for all families with children, irrespective of parent’s employment: an economic contribution that the State will provide to families for each dependent child, from birth to adulthood.
The full operation of the CI and the Citizenship Pension (CP), as a tool to combat poverty and social distress, will improve the condition of those in poverty or social exclusion. The restrictive measures that have become necessary to limit COVID-19 infections will have a profound impact on the employment opportunities and income capacity of a large part of the population, exacerbating existing economic hardship. The Government is, therefore, multiplying its efforts towards those whose working conditions have deteriorated or who are in poverty with measures to support employment and income (Wage supplementation scheme, compensation, family support instruments, Emergency Income). Food assistance for the most deprived persons will be reinforced by the already operational national and European instruments, which allow, through cooperation between the State and

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charitable bodies, to guarantee food to more than 3 million people, with the possibility to further increase interventions.
A redrawing of the system for the protection of persons with disabilities will be carried out through the adoption of an organic discipline (Code) in this area, with the aim of directing general policies towards an individualised path of independent living, in accordance with the approach supported by the United Nations Convention on the Rights of Persons with Disabilities.
For policies related to the health and well-being of the population, Goal No. 3 measures, inter alia, the mortality rate of different population groups and for different causes, life expectancy in good health at birth, consumption of harmful substances, fertility rate and vaccination coverage. Access to quality health services is generally good in Italy, which has long reached the United Nations target for neonatal mortality and mortality under 5 years of age, at one of the lowest levels in Europe. In line with global trends, the standardised mortality rate in 30-69 years for malignant cancer, diabetes mellitus, cardiovascular diseases and chronic respiratory diseases has been declining steadily since 2004. In support of the health sector, the Budget Law for 2020 confirmed the increase in resources of 2 billion for 2020 and 1.5 billion for 2021 of the National Health Fund and has abolished, from 1 September 2020, the super ticket, introducing for this purpose additional resources compared to those of the Fund. In addition, the Government will continue its multi-annual programme of investments in buildings and health technologies for the redevelopment of public buildings assets.
The health indicators, although generally positive for Italy, are nevertheless destined to change as a result of the emergency linked to COVID-19 that has severely impacted on the country, highlighting the complexity of managing the different levels of government. The need to strengthen the health system throughout the territory has led the Government to act first and foremost to increase health personnel – including with extraordinary provisions relating to professional qualification – ensuring adequate resources to make recruitment constraints more flexible. Resources have been allocated for the overtime work of health workers, to increase the Health Fund and expand the number of beds in intensive care and in the units of pneumology and infectious diseases.
Poverty, health and the fight against inequalities are also addressed in the ‘South Plan for 2030’ through the actions covered by the missions ‘A Connected and Inclusive South’ and ‘A South for the Ecological Change’. The reduction of inequalities, on which Goal No. 10 focuses is also the subject of the fifth mission of the Plan: ‘A South open to the world in the Mediterranean’.

The PRIORITY 4 AND SUSTAINABLE DEVELOPMENT OBJECTS (SDGs)

The implementation of structural measures to support productivity, competitiveness, justice and the banking sector will contribute to the improvement of performance in Goal No. 8 – ‘Decent work and economic growth’ – in particular for indicators of sustainable growth – and Goal No.16 ‘Peace, Justice and Strong Institutions’, in particular with regard to the target for access to justice and trust in institutions.

The quality of institutions and services for the population is assessed through the level of corruption, while the number of detainees awaiting first judgment and

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the length of civil proceedings account for the level of efficiency and effectiveness of the judiciary and the level of satisfaction of citizens with public offices.
As of 31 December 2019, the percentage of detainees waiting for first trial in Italy was 16 percent of the prison population, with significant differences at regional level also determined by the different degree of efficiency of the judiciary (still in decrease from 16.5 in 2018). The indicator on corruption in public administrations reveals a very varied situation in the territory also depending on the areas of corruption75. This indicator at national level is a proxy of the corruption perception indicator to compare the situation in all EU countries. In this indicator, Italy has a value of 53, on a scale of 0 to 100, which represents the maximum transparency of the institutions; this is an improvement in recent years, but that places Italy still far from the main European countries76.
Satisfaction with services is represented by ISTAT by homogeneous indicators at international level, as well as by a national indicator referring to the duration of civil proceedings, which is essential for identifying the efficiency of the judicial system. In this case, the duration of civil proceedings in Italy while continuing to shorten the times of a further 20 days in 2019 compared to the previous year, remains high at 421 days. Improvements have been registered in most regions in recent years and especially in the Centre-South, although the Mezzogiorno is still well above the national average.
Among the measures put in place by the Government a positive impact on this objective will come from the draft delegated law for the efficiency of the civil process and for the revision of the discipline of alternative dispute resolution instruments and the draft law concerning delegations to the government for the efficiency of the criminal process77 and provisions for the rapid definition of judicial proceedings pending in the Courts of Appeal78. In addition, digitization policies already launched to ensure the efficiency of the judiciary will have a significant impact. Administrative and regulatory simplification, together with the promotion of a lean and open Public Administration, have been identified by the Government as central to the revitalisation of the administrative machine in order to remove obstacles to the country’s competitiveness. For more details, see Chapter III.
All measures of technological innovation, education, tax system and credit incentives are policies that act on the country’s production process and competitive growth, with potentially positive effects on the objective linked to economic growth. These will have to be supported to the maximum in the phase of exit from the pandemic crisis and the push that will be given by the Green and Innovation Deal will be the driving force of this strategy. The three key indicators are GDP growth per capita, productivity and investment. With the reduction of the tax and contribution wedge, the Government has addressed one of the main structural nodes to guarantee both the economic and social sustainability of growth and greater margins of competitiveness for businesses. In the same way, by acting on

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75 This indicator is calculated on the basis of periodic surveys that can only be updated every 5 to 6 years. It varies, in 2016, from 17.9 percent of Lazio to 2 of the Autonomous Province of Trento (ISTAT, Corruption in Italy, 2017). High values are also recorded in Abruzzo (11.5 percent) and Apulia (11).
76 Compared to Spain with 62, France with 69 and Germany with 80.
77 The civil process reform is in AS1662. The reform of the criminal trial is in AC 2435.
78 AS 1662 and AC 2435 respectively.

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second level bargaining, the weight on Italy’s competitiveness of the labour productivity gap can be reduced.
The Budget Law for 2020 has allocated considerable resources to public investment and the promotion of private ones, with particular attention to environmental sustainability, efficiency and renovation of public and private buildings, as well as innovation. The Government intends to further support this investment commitment, in the context of the Green New Deal and priorities on sustainability, innovation, inclusiveness, simplification and streamlining of administrative procedures also through a simplification of the Procurement Code.
The profound competitiveness gaps linked to infrastructures will be overcome, operating primarily in the Mezzogiorno, where the infrastructure investment will have to improve the access and connection to the European networks TEN-T, whose development is further assisted by the regulatory measures adopted by the Transport Regulatory Authority on fair and transparent access to the service facilities and the railway services rendered by them, thus giving full implementation to the principles contained in the Implementing Regulation (EU) 2017/2177. The Government’s commitment is also to ensure adequate tools to support the internationalisation of the Italian production system by strengthening the extraordinary Plan for the promotion of ‘Made in Italy’ and the attraction of investments in Italy.
At the same time, in the light of the health crisis, there has been a need to reorient industrial policy choices towards a production specialisation that does not neglect the basic productions for national needs. In addition, exit and entry regulatory barriers that reduce sectoral efficiency and do not allow competition to be deployed should be eliminated. The ‘Relaunch’ decree also intervened in the areas of infrastructure, transport, the labour market and business support, in order to prevent the current health emergency from adversely affecting the three key indicators considered.
A positive impact is also foreseen by the measures of the ‘South Plan for 2030’ and in particular by the actions of the missions ‘A Connected and Inclusive South’ and ‘A South as Frontier of Innovation’, which will affect economic growth as required by Goal No. 8.

PRIORITY N. 5 AND SUSTAINABLE DEVELOPMENT GOALS (SDGs)

The implementation of the structural measures relating to Priority 5 will contribute to the achievement of Goal No. 7 ‘Affordable and clean Energy’, No. 8 ‘Decent Work and Economic Growth’, in particular for investment indicators, No.9 ‘Industry, innovation and infrastructure’, No. 11 ‘Sustainable Cities and communities’, No.12 ‘Responsible consumption and production’, No.13 ‘Climate action’, No.14 ‘Life below water’, No. 15 ‘Life on land’.

Goal No. 7, which measures the energy and environmental sustainability of a country draws a positive picture for Italy: primary energy intensity declined gradually over time and a significant increase was also recorded in the share of renewable energy (RES) consumption. For energy productivity and greenhouse gas intensity indicators of energy consumption, Italy also has a better performance than the average of EU partners. The good positioning of the country in terms of average

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level hides, however, very differentiated trends both by sector of economic activity and by regions.
Goal No. 9 focuses on infrastructure, innovation and industrialisation and is a cross-cutting objective compared to the 2030 Agenda, which paves the way for the achievement of many other objectives of sustainability and efficient delivery of those public services that promote economic growth and the improvement of social well-being79. The promotion of industrialisation, as a driver for greater investment, is measured by the ability to do research and by the performance of the manufacturing sector. With regard to the latter, Italy recorded a downsizing in terms of both employment and value-added between 1995 and 2018. On the other hand, research intensity was stable at 1.39 percent of GDP in 2018 (last available figure) in line with the European average. As regards staff involved in Research and Development (R&D), there is still a wide gap with the main European countries as well as a significant territorial gap. However, the number of innovative enterprises has increased over the last three years with a higher technological intensity in the North than in the Centre and the Mezzogiorno. The indicators of sustainable transport indicate, in some cases, a situation of Italy lagging behind the average of the EU countries.
Goal No. 11 focuses on urban sustainability, in terms of energy consumption, land consumption, carbon emissions and increasing pressure on the environment and public health. The dimensions considered are multiple and serve to identify the quality of life in cities. In Italy, one third of households have difficulties connecting with public services in the area where they live. In the suburbs of metropolitan areas the difficulty is greater while the parameters relative to air pollution in the provincial capital cities are improving.
During 2019, in particular, projects were funded, including in collaboration with the Regions and Consumer Associations, aimed at increasing consumer awareness regarding sustainable consumption, food waste and energy efficiency. These actions fall under Goal No. 12 on responsible consumption and aim at consumer education in order to make it aware and sustainable.
Goal No. 13 on climate change shows, for Italy, a declining trend of total greenhouse gases. Three quarters of the emissions were generated by productive activities and a quarter from the consumption component of households. In the last year the decoupling of the dynamics of emissions from productive activities and GDP, although subject to alternating phases, seems to have increased.
Italy is particularly interested in the implementation of the target for adaptation to climate risks80 and natural disasters, due to the intensification of disasters linked to climate change, which cause greater losses and damage where the territory and infrastructure are more fragile and vulnerable, and in relation to the need to prevent drought also in order not to preclude the achievement of the quality objectives set out in Directive 2000/60EC and to ensure universal access to water.
Goal No. 14 is extremely relevant for Italy: in this area it is essential to implement in a coordinated and synergistic way the Framework Directive on Marine

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79 Since 2019, ISTAT has been monitoring this objective – in addition to the indicators suggested by the UN – including 2 indicators, proxy or national context indicators for companies with fixed broadband connections and companies that have a website/home page or at least one page on the Internet.
80  Also because of the provisions of Directive 2007/60/EC.

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Strategy and Maritime Spatial Planning that ensure the effectiveness of the eco-systemic approach for the sustainability of human activities at sea. The safeguarding of the maritime sector is also essential for the strong contribution to the reduction of greenhouse gases and the polluting loads that can result from it.
Goal No. 15 aims to safeguard terrestrial ecosystems and their biodiversity and is particularly important for Italy as a large part of the national territory is covered by forests, the extension of which has increased by more than 20 percent in fifteen years. In terms of the forest coverage of the national territory, Italy occupies the 19th place in Europe, but it is the country that recorded the highest increase in coverage in the last 15 years (almost 6 percentage points, compared with 1.5 of the EU average).This expansion is largely driven by the abandonment and degradation of the rural landscapes of the hinterland, landscapes and ecosystems of great cultural and environmental value, whose deterioration and abandonment also triggers phenomena of hydrogeological instability. In this context it will be fundamental to enhance agricultural activity and forest management as a prime protection against hydrogeological instability, in particular in the inland areas.
The measures that the Government has put in place and that will have a positive impact on the indicators related to Goals No. 7, 13 and 15, have been introduced by the Budget Law for 2020 and by the Climate decree81 and are aimed at promoting public and private investments in support of the environmental transition and sustainable development of the country’s economy. In addition, the Italian Green New Deal and its Fund for financial operations by the MEF are intended to attract public and private funding for green investments and environmental sustainability82. The Government will pay particular attention to investments functional to the protection of the environment and energy saving. Implementation of the Green New Deal programme will lead to the development of the Economic and Financial Policy Plan for Innovation and Sustainability.
The various measures taken to develop sustainable and infrastructural investment in mobility are expected to have positive effects on Goals No. 9 and 11 in order to ensure the effectiveness, efficiency and quality of travel with a focus on the environment, security and social inclusion. In particular, with regard to Goal No. 11 concerning urban sustainability, measures provided by the Climate decree regarding urban forest interventions and the sustainable management of cities under the ‘Green Italy Programme’ will have a positive impact. Priority will be given to ensuring sustainable, transparent and timely public procurement, while the extraordinary Infrastructure Investment Plan will promote coordination of various intervention instruments. The Integrated National Energy and Climate Plan aims to implement a new energy policy that ensures the full environmental, social and economic sustainability of the national territory and accompanies this transition.
The ‘South Plan for 2030’ will contribute to the achievement of Goals No. 9 and 11 thanks to the actions foreseen in the second mission, ‘A connected and inclusive South’. Both objectives will also be affected by the measures of the missions: ‘A South for the ecological breakthrough’, ‘A Southern frontier of innovation’ and ‘A South open to the world in the Mediterranean’ (only for Goal No. 9).

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81  Decree Law 14 October 2019, No.111, CVT with amendments to Law No 141 of 12 December 2019.
82  For more details see Section III.6 and the Report of the Minister for the Environment and the Protection of Land and Sea on the state of implementation of the commitments for the reduction of greenhouse gas emissions, attached to this Document of Economy and Finance.

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Furthermore, the implementation of the ‘A South for the Ecological Change’ mission will also have an impact on Goals No. 7, 8, 13 and 15.
In order to facilitate the transition of firms to a more competitive model, the Government considered it essential to adopt a multi-annual strategy (the ‘Transition 4.0’ Plan) for innovation and digital transformation by introducing a single instrument of access to incentives, tax credit, based on several purposes: research, development and innovation; purchase of machinery; Innovation in production processes; IT training. The new measures will ensure greater competitiveness, with a view to rewarding those firms most investing in sustainable innovation, research, development and training. For more details, see paragraph III.6.
As regards indicators, the chapter refers to the table of SDG’s published in the Country Report.

FOCUS
The Eco-Budget and the State’s Eco-Report
A representation of the budget in an environmental perspective makes it possible to highlight the financial commitment to the protection, use and management of natural resources, as well as to urge decision-makers to assess their adequacy and to monitor the expenditure actually carried out.
To this end, Italy has adopted, first on an experimental and then legislative basis, the so-called ‘Eco-Reporting of the State’[83]. This is an annex to the State’s General Account (Rendiconto Generale dello Stato), which illustrates the results of expenditures having characteristics or contents linked to the environment, i.e. used for environmental protection purposes, concerning activities of protection, conservation, restoration and sustainable use of resources and natural heritage. Although not expressly provided for by the legislation, since 2011, an ‘eco-budget’ attached to the draft Budget Law has been produced in the same way.
The definitions and classifications for the identification of environmental expenditure in the State budget shall be those adopted for the European System for the Collection of Economic Information on the Environment[84] SERIEE, defined in Eurostat and consistent with the classifications adopted by the Community regulations on national accounts. Two complementary types of environmental expenditure are identified:
•      expenditure on ‘environmental protection’, i.e. expenditure on activities and actions whose main purpose is the prevention, reduction and elimination of pollution (air emissions, water discharges, waste, soil pollution, etc.), as well as any other form of environmental degradation (diversity loss, soil erosion, salinisation, etc.), detailed according to the CEPA classification;
•      expenditure on the use and management of natural resources, i.e. expenditure on activities and actions aimed at the use and management of natural resources (inland waters, energy resources, forest resources, wildlife, etc.) and their protection against depletion and exhaustion, detailed according to the CRUMA classification.
On the occasion of the preparation of the State Report and the Draft Budget Law, the administrations provide the MEF with information on the final destination of the expenditure and the exact amount for environmental purposes analysing the individual management plans in which the chapters of the State budget are divided and excluding expenditure incurred for the production of environmental services for internal use[85].

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83  Pursuant to Article 36(6) of Law No. 196/2009.
84  The methodology is indicated in a special manual of the European Commission and in the guidelines prepared by ISTAT and the Ministry of the Environment and Protection of the Territory and the Sea 'The calculation of public expenditure for the protection of the environment. Guidelines for reclassifying government accounts’.
85  Internal expenditures are those incurred by the central government for the production of environmental services for their own use and consumption, both when they play the role of producers and when they play the role of users. Therefore, for example, the costs incurred by administrations for the disposal of their own waste are

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Although limited to the analysis of State spending, this instrument can be useful to better target expenditure towards the government’s environmental priorities. The state’s primary expenditure on the protection of the environment and the use and management of natural resources amounted on average to around 4.9 billion a year over the last decade, falling from a peak of about 8 billion in 2010 to 4.7 billion in 2018.

PRIMARY ENVIRONMENTAL EXPENDITURE PLANNED BY CATEGORY, 2020 (appropriations according to the draft Budget Law 2020-2022, as a percentage)

The 2020-2022 Budget Law draft allocated some 4.5 billion in 2020, 5.1 billion in 2021 and 4.8 billion in 2022, representing a significant increase compared to the initial appropriations for the same purposes in 2019, which amounted to just under 2.4 billion. The increase in 2020 is mainly due to the increased resources earmarked for interventions against hydrogeological failure and for the development of the Green New Deal programme. The overall size of the resources allocated has remained of the same order of magnitude also as a result of the amendments to the 2020-2022 Budget Law draft introduced during the parliamentary approval session.
Initial primary[86] environmental resources are directed for the most part, and increasingly over the three-year period, to the protection and rehabilitation of soil, subsoil and surface water (42 percent in 2020), but also biodiversity and landscape (9.7 percent), waste water management (4.7 percent) and waste (4.5 percent) and other environmental protection activities (20.7 percent). A significant share is earmarked for the use and management of non-renewable raw materials (8.7 percent in 2020) and inland waters (4.5 percent), as well as the management and use of other natural resources (5.5 percent). This is about three quarters of capital resources and 70 percent of resources transferred to other administrations for the implementation of the interventions.

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excluded from the calculation, both in the case where the service has been carried out with its own facilities and where the service has been purchased by third parties.
86  Primary expenditure corresponds to the total expenditure purified by the interest-benefit component, capital income and repayment of financial liabilities.

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ECONOMIC AND FINANCIAL DOCUMENT – SECT. III NATIONAL REFORM PROGRAMME

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The
ECONOMIC AND FINANCIAL DOCUMENT 2020
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ISSN 2239-5539